   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 18, 1997
                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               HADCO CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                          MASSACHUSETTS                                                       04-2393279
  (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)                 (I.R.S. EMPLOYER IDENTIFICATION NO.)

                               12A MANOR PARKWAY
                           SALEM, NEW HAMPSHIRE 03079
                                 (603) 898-8000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ANDREW E. LIETZ
                            CHIEF EXECUTIVE OFFICER
                               HADCO CORPORATION
                               12A MANOR PARKWAY
                           SALEM, NEW HAMPSHIRE 03079
                                 (603) 898-8000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO

                     STEPHEN A. HURWITZ, ESQ.                                            PETER B. TARR, ESQ.
                 TESTA, HURWITZ & THIBEAULT, LLP                                          HALE AND DORR, LLP
                        HIGH STREET TOWER                                                  60 STATE STREET
                         125 HIGH STREET                                                   BOSTON, MA 02109
                         BOSTON, MA 02110                                                   (617) 526-6000
                          (617) 248-7000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE
================================================================================

                                                             PROPOSED MAXIMUM  PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF             AMOUNT TO BE    OFFERING PRICE      AGGREGATE        AMOUNT OF
        SECURITIES TO BE REGISTERED          REGISTERED(1)     PER SHARE(2)   OFFERING PRICE(1) REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------
Common Stock, par value $.05 per share......    2,300,000        $54.625       $125,637,500(2)      $38,072
----------------------------------------------------------------------------------------------------------------
    % Convertible Subordinated Notes due
  2004......................................   $115,000,000        100%          $115,000,000       $34,849
----------------------------------------------------------------------------------------------------------------
Common Stock, par value $.05 per share......       (3)             (3)               (3)              (3)
====================================================================================================================================

(1) Includes 300,000 shares of Common Stock and an additional $15,000,000 principal amount of Notes which the Underwriters may purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and based on the average of the high and low sales prices on February 13, 1997, as reported on the Nasdaq National Market.

(3) An indeterminate number of shares of Common Stock issuable upon conversion
    of the   % Convertible Subordinated Notes due 2004, including shares issuable pursuant to the anti-dilution provisions of such Notes. No separate consideration will be received for any such shares so issued upon such conversion.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
================================================================================

                 SUBJECT TO COMPLETION, DATED FEBRUARY 18, 1997
                                      LOGO
                                2,000,000 SHARES

                                  COMMON STOCK

                                  $100,000,000
                   % CONVERTIBLE SUBORDINATED NOTES DUE 2004

    Hadco Corporation ("Hadco" or the "Company") hereby offers 2,000,000 shares of Common Stock (the "Common Stock Offering"), and $100,000,000 aggregate
principal amount of     % Convertible Subordinated Notes due 2004 (the "Note
Offering"). The     % Convertible Subordinated Notes due 2004 (the "Notes") are
convertible into shares of Common Stock at any time through maturity, unless
previously redeemed or repurchased, at a conversion price of $         per
share, subject to adjustment in certain events. Prior to the Note Offering, there has been no public trading market for the Notes. The Notes are expected to be traded on the over-the-counter market. The Company's Common Stock is traded on the Nasdaq National Market under the symbol "HDCO." On February 13, 1997, the last reported sale price for the Common Stock on the Nasdaq National Market was $53.6875 per share.

    Interest on the Notes is payable on          and          , commencing
             , 1997. Prior to              , 2000, the Notes are not redeemable
at the option of the Company. At any time on or after that date, the Notes are redeemable at the option of the Company, in whole, or in part from time to time, at the declining redemption prices set forth herein, together with accrued and unpaid interest. See "Description of Notes -- Optional Redemption by the Company." In the event of a Designated Event (as defined), each holder may require the Company to repurchase all or a portion of such holder's Notes at 100% of the principal amount thereof, plus accrued and unpaid interest. The Notes are unsecured and are subordinated to all existing and future Senior Indebtedness (as defined) of the Company and effectively subordinated with respect to the assets and earnings of the Company's subsidiaries to all indebtedness and other liabilities of such subsidiaries. As of January 25, 1997, the Company had approximately $218 million of outstanding indebtedness that would have constituted Senior Indebtedness and the Company's subsidiaries had outstanding indebtedness and other liabilities of approximately $57 million to which the Notes would have been effectively subordinated. See "Description of Notes."

    The Common Stock Offering and the Note Offering are referred to collectively as the "Offerings." Neither the closing of the Common Stock Offering nor the closing of the Note Offering is conditioned on the closing of the other offering. Adams, Harkness & Hill, Inc. will be a Representative of the Common Stock Underwriters in the Common Stock Offering only. See "Underwriting."
                            ------------------------

    THE COMMON STOCK AND NOTES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 8.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION
   OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF

   THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
=====================================================================================================================
                                                                            UNDERWRITING
                                                       PRICE TO             DISCOUNTS AND           PROCEEDS TO
                                                        PUBLIC               COMMISSIONS            COMPANY(1)
---------------------------------------------------------------------------------------------------------------------
Per Share......................................            $                      $                      $
---------------------------------------------------------------------------------------------------------------------
Per Note.......................................            %                      %                      %
---------------------------------------------------------------------------------------------------------------------
Total Shares...................................            $                      $                      $
---------------------------------------------------------------------------------------------------------------------
Total Notes....................................            $                      $                      $
---------------------------------------------------------------------------------------------------------------------
Total(2).......................................            $                      $                      $
=====================================================================================================================

(1) Before deducting expenses payable by the Company, estimated at $1,200,000.

(2) The Company and the Selling Stockholders have granted the Underwriters a 30-day option to purchase up to an additional 300,000 shares of Common Stock, and the Company has granted the Underwriters a 30-day option to purchase up to an additional $15,000,000 principal amount of Notes, solely to cover over-allotments, if any. See "Underwriting." If such options are exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions, and Proceeds to Company will be $         , $         and
    $         , respectively, and the total proceeds to the Selling Stockholders
    will be $         .
                            ------------------------

    The Common Stock is offered by the Common Stock Underwriters as stated herein, and the Notes are offered by the Note Underwriters as stated herein, subject in each case to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such securities will be made through the offices of Robertson, Stephens & Company LLC ("Robertson, Stephens & Company"), San Francisco, California on or
about              , 1997.
ROBERTSON, STEPHENS & COMPANY
                              MERRILL LYNCH & CO.
                                                    ADAMS, HARKNESS & HILL, INC.

              The date of this Prospectus is              , 1997.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

HADCO

Where Technology and Time To Market Connect(TM)


Tech Centers                                  Volume Manufacturing

- Hadco provides development,                 - Hadco can transition production
  design and quick-turn prototype               from prototype to full-scale
  services to customers.                        commercial production.

- Tech Center developments                    - Hadco volume capabilities
  include:                                      include:

  - Multilayer printed circuits                 - Multilayer printed circuits of
    of 38+ layers                                 18+ layers

  - Embedded discrete components                - BGA and TAB

  - Multichip modules (MCM)                     - MCM and SCC

  - Single chip carriers (SCC)                - Volume manufacturing facilities
                                                are located in California,
  - Planar Magnetics                            New Hampshire, New York
                                                and Malaysia.
  - Advanced surface finishes

  - Substrates for high-frequency
    markets

- Tech Centers are located in
  California, Massachusetts and
  New Hampshire.



  Includes pictures of various printed circuits.



CERTAIN PERSONS PARTICIPATING IN THESE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK AND THE NOTES, INCLUDING SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFERINGS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
Incorporation of Certain Information by Reference.....................................    3
Summary...............................................................................    4
Risk Factors..........................................................................    8
Use of Proceeds.......................................................................   16
Dividend Policy.......................................................................   16
Price Range of Common Stock...........................................................   17
Capitalization........................................................................   18
Selected Consolidated Financial Data..................................................   19
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................   21
Business..............................................................................   28
Management............................................................................   41
Principal Shareholders................................................................   43
Description of Capital Stock..........................................................   46
Description of Notes..................................................................   48
Certain Federal Income Tax Considerations.............................................   60
Underwriting..........................................................................   62
Legal Matters.........................................................................   64
Experts...............................................................................   64
Additional Information................................................................   65
Available Information.................................................................   65
Index to Consolidated Financial Statements............................................  F-1

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act") are hereby incorporated by reference into this Prospectus:
(1) Annual Report on Form 10-K for the fiscal year ended October 26, 1996;
(2) Current Report on Form 8-K dated December 5, 1996; and (3) Current Report on Form 8-K dated January 24, 1997, as amended by Form 8-K/A dated February 14, 1997.

     All documents subsequently filed by Hadco pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offerings shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that such statement is modified or superseded by any other subsequently filed document which is incorporated or is deemed to be incorporated by reference herein. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Hadco hereby undertakes to provide without charge to each person, including any beneficial owner, to whom this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated into this Prospectus and deemed to be part hereof, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. These documents are available upon request from Timothy P. Losik, Vice President, Chief Financial Officer and Treasurer, Hadco Corporation, 12A Manor Parkway, Salem, New Hampshire 03079, (603) 898-8000.

                                    SUMMARY

     This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, without limitation, those set forth under "Risk Factors" and elsewhere in this Prospectus. The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information, including "Risk Factors," and Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment options.

     As used herein, the terms "Company" and "Hadco," unless otherwise indicated or the context otherwise requires, refer to Hadco Corporation and its subsidiaries, including Zycon Corporation ("Zycon"). However, all financial information for periods ended prior to January 10, 1997, unless otherwise indicated or the context otherwise requires, is for Hadco Corporation alone and does not include Zycon.

                                  THE COMPANY

     Hadco is the largest manufacturer of advanced electronic interconnect products in North America. The Company offers a wide array of sophisticated manufacturing, engineering and systems integration services to meet its customers' electronic interconnect needs. The Company's principal products are complex multilayer rigid printed circuits and backplane assemblies. Hadco's largest customers include many of the leading and fastest growing companies in the electronics industry, such as Cabletron Systems, Cisco Systems, Intel, Solectron, Sun Microsystems and U.S. Robotics.

     Hadco's advanced manufacturing and assembly facilities are designed to meet the accelerated time-to-market and time-to-volume requirements of its customers whose markets and products are characterized by high growth rates, rapid technological advances and short product life-cycles. To this end, Hadco (including Zycon) has invested approximately $235 million in state-of-the-art production facilities and new technologies during the past five fiscal years. Hadco provides customers with a range of products and services that includes development, design, quick-turn prototype, pre-production, volume production, and backplane assembly. Hadco is one of a small number of printed circuit manufacturers with the technology and advanced production facilities necessary to offer all of these services. The Company believes its combination of a broad product offering and advanced technology facilitates long-term relationships with existing customers, attracts new customers, helps customers meet their time-to-market and time-to-volume needs, and satisfies a larger share of customers' electronic interconnect requirements.

     Hadco's customers are a diverse group of electronics original equipment manufacturers ("OEMs") and contract manufacturers in the computing (mainly workstations, servers, mainframes, storage and notebooks), data communications/telecommunications and industrial automation industries, including process controls, automotive, medical and instrumentation. Hadco (including Zycon) supplied its products and services to a diverse base of approximately 500 customers in fiscal 1996, including 77 customers with purchases in excess of $1 million. The Company's ten largest customers accounted for approximately 43% of net sales in fiscal 1996 on a pro forma basis including Zycon.

     Industry sources estimate that the number of U.S. interconnect manufacturers has decreased from over 2,100 in 1978 to approximately 700 in 1995 during a period when the market size increased to $8.3 billion for rigid printed circuits and backplane assemblies. In large part, this decrease in manufacturers resulted from the increasingly advanced technology and services required by sophisticated electronics OEMs to meet their needs for complex products and shorter time-to-market cycles in their industries. As OEMs have narrowed their supply base, the increased investment necessary for state-of-the-art production facilities and advanced technologies has accelerated consolidation in the printed circuit industry and the exit of smaller companies.

     To capitalize on this consolidation trend and to gain increased economies of scale, Hadco acquired Zycon on January 10, 1997. This acquisition increased Hadco's net sales significantly, added approximately 600,000 square feet of manufacturing space (approximately a 100% increase) and substantially expanded the Company's manufacturing capabilities and geographic reach. The new manufacturing capabilities consist of state-of-the-art West Coast facilities for volume production of complex printed circuits and backplane assemblies, a quick-turn prototype and design facility on the East Coast, and a newly constructed facility for volume production in Malaysia. The acquisition of Zycon has also broadened the Company's customer base, expanded its involvement in many fast growing industry sectors, added new proprietary technologies, and increased its sales force.

     The Company's strategy takes advantage of other major industry trends such as the increased customer demand for a single source of integrated services, accelerating time-to-market and time-to-volume product requirements, and the increased demand for complex electronic products and new interconnect technologies. The principal components of Hadco's strategy are size, financial strength, investment in state-of-the-art facilities and technologies, and a broad and integrated offering (from development and design through volume production and backplane assembly). The Company believes this strategy is responsible for its emergence as the largest manufacturer of advanced electronic interconnect products in North America.

     The Company was incorporated in Massachusetts in 1966. The Company's principal executive offices are located at 12A Manor Parkway, Salem, New Hampshire 03079, and its telephone number is (603) 898-8000.

     Hadco(TM), ResistAIR(TM) and MicroPath(TM) are trademarks of the Company. This Prospectus also includes the trademarks of other companies.

                           THE COMMON STOCK OFFERING

Common Stock Offered by the Company.................................    2,000,000 shares
Common Stock to be Outstanding after the Common Stock Offering......    12,444,188 shares(1)
Nasdaq National Market Symbol.......................................    HDCO

------------

(1) Based on shares outstanding on January 25, 1997. Excludes options outstanding as of January 25, 1997 to acquire 1,219,829 shares of Common Stock at a weighted average exercise price of $15.06 per share and an additional 843,000 shares of Common Stock reserved for issuance under the Company's stock option plans. See Note 10 of Notes to the Company's Consolidated Financial Statements. Also excludes shares of Common Stock issuable upon conversion of the Notes.

                               THE NOTE OFFERING

Securities Offered.........  $100 million principal amount of   % Convertible
                             Subordinated Notes due 2004 (the "Notes") ($115 million principal amount of Notes if the over-allotment option is exercised in full).

Interest Payment Dates.....            and           , commencing           ,
                             1997.

Maturity...................            , 2004.

Conversion.................  Convertible into Common Stock, $.05 par value, of the Company at any time through maturity, unless previously redeemed or repurchased, at a conversion
                             price of $          per share, subject to
                             adjustment in certain events. See "Description of Notes -- Conversion."

Optional Redemption........  The Notes are not redeemable at the option of the
                             Company prior to           , 2000. At any time on
                             or after that date, the Notes are redeemable at the option of the Company, in whole or in part from time to time, at the declining redemption prices set forth herein, plus accrued and unpaid interest to the redemption date. See "Description of Notes -- Optional Redemption by the Company."

Repurchase at Option of
Holders   upon a Designated
Event......................  In the event of a Designated Event (as defined), each holder may require the Company to repurchase all or a portion of such holder's Notes at 100% of the principal amount thereof plus accrued and unpaid interest. See "Description of Notes
                              -- Repurchase at Option of Holders Upon a
                             Designated Event."

Subordination..............  Subordinate to all existing and future Senior
                             Indebtedness (as defined) of the Company and will be effectively subordinated with respect to the assets and earnings of the Company's subsidiaries to all indebtedness and other liabilities of such subsidiaries. As of January 25, 1997, the Company had approximately $218 million of outstanding indebtedness that would have constituted Senior Indebtedness, and subsidiaries of the Company had outstanding indebtedness and other liabilities of approximately $57 million (excluding intracompany liabilities and liabilities of a type not required to be reflected as liabilities on the balance sheets of such subsidiaries in accordance with generally accepted accounting principles) to which the Notes would have been effectively subordinated. The Indenture will not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company or any of its subsidiaries can create, incur, assume or guarantee. See "Description of
                             Notes -- Subordination."

Trading....................  The Notes are expected to trade on the over-the-counter market.

                                USE OF PROCEEDS

     The Company intends to use a majority of the net proceeds from the sale of the 2,000,000 shares of Common Stock and the $100 million principal amount of the Notes to repay a portion of the outstanding indebtedness incurred in connection with the acquisition of Zycon, and the remainder for general corporate purposes, which may include additional acquisitions. See "Use of Proceeds."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                (In thousands, except ratio and per share data)

                                             FISCAL YEAR ENDED,                             THREE MONTHS ENDED,
                             ---------------------------------------------------   --------------------------------------
                             OCTOBER 29,  OCTOBER 28,  OCTOBER 26,                 JANUARY 27,  JANUARY 25,
                                1994         1995         1996      OCTOBER 26,       1996        1997(1)    JANUARY 25,
                             -----------  -----------  -----------      1996       -----------  -----------      1997
                                                                    ------------                             ------------
                                                                    PRO FORMA(2)                             PRO FORMA(2)
CONSOLIDATED STATEMENT OF
  OPERATIONS:
Net sales...................  $ 221,570    $ 265,168    $ 350,685     $570,345       $76,481     $ 111,536     $172,547
Gross profit................     43,973       64,495       86,148      119,494        19,482        24,855       32,941
Write-off of acquired in-            --           --           --           --            --        78,000           --
  process research and
  development...............
Income (loss) from               16,482       33,906       51,532       64,968        11,534       (62,443)      18,637
  operations................
Net income (loss)...........  $   9,943    $  21,374    $  32,014     $ 28,700       $ 7,191     $ (69,161)    $  8,275
Net income (loss) per         $     .93    $    1.98    $    2.89     $   2.59       $   .65     $   (6.64)    $    .76
  share(3)..................
Weighted average shares          10,720       10,806       11,084       11,084        11,104        10,413       10,944
  outstanding(3)............
OTHER DATA:
Ratio of earnings to fixed         19.4x        66.2x       156.3x         4.1x        125.1x           --          4.1x
  charges(4)................
EBITDA(5)...................     30,704       48,812       70,375       91,906        15,582        21,818       26,002
Capital expenditures........     19,510       28,865       54,998      107,154        13,713        11,011       17,939
Interest expense............        891          537          338       16,197            95           933        4,669

                                                                                           JANUARY 25, 1997
                                                                                --------------------------------------
                                                                                  ACTUAL          AS ADJUSTED(6)
                                                                                -----------  -------------------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital...............................................................   $  22,072                    $ 22,072
Total assets..................................................................     448,554                     452,154
Long-term debt and capital lease obligations, net of current portion..........     228,168                     130,362
Stockholders' investment......................................................      71,057                     172,463

------------

(1) Net loss for the three months ended January 25, 1997 includes a non-recurring write-off relating to the acquisition of Zycon for in-process research and development. Before deducting the non-recurring write-off, income from operations was $15,557,000, net income was $8,839,000, net income per share was $.81 (based on weighted average shares outstanding of approximately 10,944,000), and the ratio of earnings to fixed shares was 17.6x.
(2) Gives effect to the acquisition of Zycon assuming such transaction had occurred on October 29, 1995. See the Company's unaudited Pro Forma Condensed Consolidated Financial Statements beginning on page F-23 and "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(3) See Note 1 of Notes to the Company's Consolidated Financial Statements for an explanation of the basis used to calculate net income (loss) per share.
(4) Computed by dividing the sum of net income (loss), before deducting provisions for income taxes and fixed charges, by total fixed charges. Fixed charges consist of interest on debt and amortization of debt issuance costs and a portion of capital lease costs that is intended to represent interest expense.
(5) EBITDA represents net income before interest, income taxes, depreciation and amortization, and write-off of acquired in-process research and development. EBITDA should not be considered an alternative measure of the Company's net income, operating performance, cash flow or liquidity. It is included herein to provide additional information related to the Company's ability to service debt.
(6) Adjusted to reflect (i) the sale by the Company of 2,000,000 shares of Common Stock (at an assumed public offering price of $53.6875 per share) in the Common Stock Offering and the sale of $100 million of principal amount of Notes in the Note Offering, in each case less estimated underwriting discounts and commissions and offering expenses payable by the Company, and
    (ii) the application of the net proceeds from the Common Stock Offering and the Note Offering. See "Use of Proceeds."

                                  RISK FACTORS

     This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, without limitation, those set forth in the following risk factors and elsewhere in this Prospectus. In addition to the other information included or incorporated by reference in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock or the Notes offered hereby.

DEPENDENCE ON ELECTRONICS INDUSTRY

     The Company's principal customers are electronics OEMs and contract manufacturers in the computing (mainly workstations, servers, mainframes, storage and notebooks), data communications/telecommunications and industrial automation industries, including process controls, automotive, medical and instrumentation. These industry segments, and the electronics industry as a whole, are characterized by intense competition, relatively short product life-cycles and significant fluctuations in product demand. In addition, the electronics industry is generally subject to rapid technological change and product obsolescence. Discontinuance or modifications of products containing components manufactured by the Company could have a material adverse effect on the Company's business, financial condition and results of operations. Further, the electronics industry is subject to economic cycles and has in the past experienced, and is likely in the future to experience, recessionary periods. A recession or any other event leading to excess capacity or a downturn in the electronics industry would likely result in intensified price competition, reduced gross margins and a decrease in unit volume, all of which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Industry Overview and Trends" and "-- Markets and Customers."

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company's quarterly operating results have varied and may continue to fluctuate significantly. At times in the past, the Company's net sales and net income have decreased from the prior quarter. Operating results are affected by a number of factors, including the timing and volume of orders from and shipments to customers relative to the Company's manufacturing capacity, level of product and price competition, product mix, the number of working days in a particular quarter, trends in the electronics industry and general economic factors. In recent years, the Company's gross margins have varied primarily as a result of capacity utilization, product mix, lead times, volume levels and complexity of customer orders. There can be no assurance that the Company will be able to manage the utilization of manufacturing capacity or product mix in a manner that would maintain or improve gross margins or the Company's business, financial condition and results of operations. The timing and volume of orders placed by the Company's customers vary due to customer attempts to manage inventory, changes in customers' manufacturing strategies and variation in demand for customer products. An interruption in manufacturing resulting from shortages of parts or equipment, fire, earthquake or other natural disaster, equipment failure or otherwise would have a material adverse effect on the Company's business, financial condition and results of operations. The Company's expense levels are relatively fixed and are based, in part, on expectations of future revenues. Consequently, if revenue levels are below expectations, this occurrence is likely to materially adversely affect the Company's business, financial condition and results of operations. Results of operations in any period are not necessarily indicative of the results to be expected for any future period. Due to all of the foregoing factors, it is possible that in some future quarter the Company's operating results may be below the expectations of public market analysts and investors. Such an event could have a material adverse effect on the price of the Company's Common Stock and the Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

VARIABILITY OF ORDERS

     The level and timing of orders placed by the Company's customers vary due to a number of factors, including customer attempts to manage inventory, changes in the customers' manufacturing strategies and variation in demand for customer products due to, among other things, technological change, new product introductions, product life-cycles, competitive conditions or general economic conditions. Since the Company generally does not obtain long-term purchase orders or commitments from its customers, it must anticipate the future volume of orders based on discussions with its customers. A substantial portion of sales in a given quarter may depend on obtaining orders for products to be manufactured and shipped in the same quarter in which those orders are received. The Company relies on its estimate of anticipated future volumes when making commitments regarding the level of business that it will seek and accept, the mix of products that it intends to manufacture, the timing of production schedules and the levels and utilization of personnel and other resources. A variety of conditions, both specific to the individual customer and generally affecting the customer's industry, may cause customers to cancel, reduce or delay orders that were previously made or anticipated. A significant portion of the Company's released backlog at any time may be subject to cancellation or postponement without penalty. The Company cannot assure the timely replacement of canceled, delayed or reduced orders. Significant or numerous cancellations, reductions or delays in orders by a customer or group of customers could materially adversely affect the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Released Backlog."

ACQUISITIONS

     The Company acquired 100% of the capital stock of Zycon, a manufacturer of electronic interconnect products, on January 10, 1997 (the "Zycon acquisition"). Zycon currently operates as a wholly-owned subsidiary of the Company. The Company has limited experience in integrating acquired companies or technologies into its operations. Therefore, there can be no assurance that the Company will operate the acquired business profitably during the next year or in the future. Contemporaneous with the Zycon acquisition, nine senior management personnel of Zycon were terminated. There can be no assurance that the Company will not be materially adversely affected by such terminations or that the Company will be able to retain key personnel at Zycon. Accordingly, operating expenses associated with the acquired business may have a material adverse effect on the Company's business, financial condition and results of operations in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- General."

     The Company may from time to time pursue the acquisition of other companies, assets, products or technologies. The Company may incur additional indebtedness in connection with a future business acquisition, and the incurrence of substantial amounts of debt in connection with future acquisitions could increase the risk of the Company's operations. If the Company's cash flow and existing working capital are not sufficient to fund its general working capital requirements or to service its indebtedness, the Company would have to raise additional funds through the sale of its equity securities, the refinancing of all or part of its indebtedness or the sale of assets or subsidiaries. There can be no assurance that any of these sources of funds would be available in amounts sufficient for the Company to meet its obligations. The cost of debt financing may also impair the ability of the Company to maintain adequate working capital or to make future acquisitions. In addition, the issuance of additional shares of Common Stock in connection with future acquisitions could be dilutive to existing investors. Acquisitions involve a number of operating risks that could materially adversely affect the Company's operating results, including the diversion of management's attention to assimilate the operations, products and personnel of the acquired companies, the amortization of acquired intangible assets, and the potential loss of key employees of the acquired companies. Furthermore, acquisitions may involve businesses in which the Company lacks experience. There can be no assurance that the Company will be able to manage one or more acquisitions successfully, or that the Company will be able to integrate the operations, products or personnel gained through any such acquisitions without a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- The Hadco Strategy."

COMPETITION

     The electronic interconnect industry is highly fragmented and characterized by intense competition. The Company believes that its major competitors are the large U.S. and international independent and captive producers that also manufacture multilayer printed circuits and provide backplane and other electronic assemblies. Some of these competitors have significantly greater financial, technical and marketing resources, greater name recognition and a larger installed customer base than the Company. In addition, these competitors may have the ability to respond more quickly to new or emerging technologies, may adapt more quickly to changes in customer requirements and may devote greater resources to the development, promotion and sale of their products than the Company.

     During periods of recession or economic slowdown in the electronics industry and other periods when excess capacity exists, electronics OEMs become more price sensitive, which could have a material adverse effect on interconnect pricing. In addition, the Company believes that price competition from printed circuit manufacturers in Asia and other locations with lower production costs may play an increasing role in the printed circuit markets in which the Company competes. The Company's basic interconnect technology is generally not subject to significant proprietary protection, and companies with significant resources or international operations may enter the market. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could materially adversely affect the Company's business, financial condition and results of operations.

     The demand for printed circuits has continued to be affected by the development of smaller, more powerful electronic components requiring less printed circuit area. Expansion of the Company's existing products or services could expose the Company to new competition. Moreover, new developments in the electronics industry could render existing technology obsolete or less competitive and could potentially introduce new competition into the industry. There can be no assurance that the Company will continue to compete successfully against present and future competitors or that competitive pressures faced by the Company will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Industry Overview and Trends."

TECHNOLOGICAL CHANGE, PROCESS DEVELOPMENT AND PROCESS DISRUPTION

     The market for the Company's products and services is characterized by rapidly changing technology and continuing process development. The future success of the Company's business will depend in large part upon its ability to maintain and enhance its technological capabilities, develop and market products and services that meet changing customer needs and successfully anticipate or respond to technological changes, on a cost-effective and timely basis. In addition, the electronic interconnect industry could in the future encounter competition from new technologies that render existing electronic interconnect technology less competitive or obsolete, including technologies that may reduce the number of printed circuits required in electronic components. There can be no assurance that the Company will effectively respond to the technological requirements of the changing market. To the extent the Company determines that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of such technologies and equipment are likely to continue to require significant capital investment by the Company. There can be no assurance that capital will be available for this purpose in the future or that investments in new technologies will result in commercially viable technological processes or that there will be commercial applications for these technologies. Moreover, the Company's business involves highly complex manufacturing processes that have in the past and could in the future be subject to periodic failure or disruption. Process disruptions can result in delays in certain product shipments. There can be no assurance that failures or disruptions will not occur in the future. The loss of revenue and earnings to the Company from such a technological change, process development or process disruption, as well as any disruption of the Company's operations resulting from a natural disaster such as an earthquake, fire or flood, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Industry Overview and Trends," "-- The Hadco Strategy" and "-- Products and Services."

MALAYSIA FACILITY

     Zycon recently completed construction of a volume manufacturing facility for printed circuits in Malaysia. Hadco's management has no experience in operating foreign manufacturing facilities, and there can be no assurance that the Company will be able to operate the new facility on a profitable basis. The Company expects that the Malaysia facility will incur operating losses during future quarters of operations as a result of various factors, including, without limitation, initial operating inefficiencies, other start-up costs, and price competition for the products which the Company intends to produce at the new facility. Losses incurred in its Malaysia operations will not be deductible for United States income tax purposes. International operations are also subject to a number of risks, including unforeseen changes in regulatory requirements, exchange rates, tariffs and other trade barriers, misappropriation of intellectual property, currency fluctuations, and political and economic instability.

CUSTOMER CONCENTRATION

     During the past several years, the Company's sales to a small number of its customers have accounted for a significant percentage of the Company's annual net sales. During fiscal 1994, 1995 and 1996, the Company's ten largest customers accounted for approximately 48%, 46% and 48% of net sales, respectively, and 43% in fiscal 1996 on a pro forma basis including Zycon. In fiscal 1996, Sun Microsystems accounted for approximately 10% of the net sales of the Company (including Zycon). Given the Company's strategy of developing long-term relationships with high growth companies, the Company's dependence on a number of its most significant customers may increase. There can be no assurance that the Company will be able to identify, attract and retain customers with high growth rates or that the customers that it does attract and retain will continue to grow. Although there can be no assurance that the Company's principal customers will continue to purchase products and services from the Company at current levels, the Company expects to continue to depend upon its principal customers for a significant portion of its net sales. The loss of or decrease in orders from one or more major customers could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Markets and Customers."

MANUFACTURING CAPACITY

     The Company believes its long-term competitive position depends in part on its ability to increase manufacturing capacity. The Company may obtain such additional capacity through acquisitions or expansion of its current facilities. Either approach would require substantial additional capital, and there can be no assurance that such capital will be available from cash generated by current operations. Further, there can be no assurance that the Company will be able to acquire sufficient capacity or successfully integrate and manage such additional facilities. In addition, the Company's expansion of its manufacturing capacity has significantly increased and will continue to significantly increase its fixed costs, and the future profitability of the Company will depend on its ability to utilize its manufacturing capacity in an effective manner. The failure to obtain sufficient capacity or to successfully integrate and manage additional manufacturing facilities could adversely impact the Company's relationships with its customers and materially adversely affect the Company's business, financial condition and results of operations. The Company has a large manufacturing facility in Santa Clara, California, and an earthquake or other natural disaster in that area that results in an interruption of manufacturing at such facility would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing and Facilities."

MANAGEMENT OF GROWTH

     The Company has initiated significant expansion, including geographic expansion, of its operations, which has placed, and will continue to place, significant demands on the Company's management, operational, technical and financial resources. These demands are compounded by the Zycon acquisition. See "-- Acquisitions." The Company expects that expansion will require additional management personnel and the development of further expertise by existing management personnel. The Company's ability to manage growth effectively, particularly given the increasing scope of its operations, will require it to continue to implement and improve its operational, financial and management information systems as well as to further develop the management skills of its managers and supervisors and to train, motivate and manage its employees. The Company's failure to effectively manage future growth, if any, could have a material adverse effect on the Company's business, financial condition and results of operations. Competition for personnel is intense, and there can be no assurance that the Company will be able to attract, assimilate or retain additional highly qualified employees in the future, especially engineering personnel. The failure to hire and retain such personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

ENVIRONMENTAL MATTERS

     The Company is subject to a variety of local, state and federal environmental laws and regulations relating to the storage, use, discharge and disposal of chemicals, solid waste and other hazardous materials used during its manufacturing process, as well as air quality regulations and restrictions on water use. When violations of environmental laws occur, the Company can be held liable for damages and the costs of remedial actions and can also be subject to revocation of permits necessary to conduct its business. Any such revocations could require the Company to cease or limit production at one or more of its facilities, which could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, the Company's failure to comply with present and future regulations could restrict the Company's ability to expand its facilities or could require the Company to acquire costly equipment or to incur other significant expenses to comply with environmental regulations.

     Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violation. The Company operates in several environmentally sensitive locations and is subject to potentially conflicting and changing regulatory agendas of political, business and environmental groups. Changes or restrictions on discharge limits, emissions levels, or material storage or handling might require a high level of unplanned capital investment and/or relocation. There can be no assurance that compliance with new or existing regulations will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Environmental Matters," "-- Legal Proceedings" and Note 9 of Notes to the Company's Consolidated Financial Statements.

AVAILABILITY OF RAW MATERIALS AND COMPONENTS

     While the Company has not entered into any supply agreements and does not have any guaranteed sources of raw materials or components, it routinely purchases raw materials and components from several key material suppliers. Although alternative material suppliers are currently available, a significant unplanned event at a major supplier could have a material adverse effect on the Company's operations. Zycon has experienced shortages of certain types of raw materials in the past. The potential exists for shortages of certain types of raw materials or components and any such future shortages or price fluctuations in raw materials could have a material adverse effect on the Company's manufacturing operations and future unit costs, thereby materially adversely affecting the Company's business, financial condition and results of operations. Product changes and the overall demand for electronic interconnect products could increase the industry's use of new laminate materials, standard laminate materials, multilayer blanks, electronic components and other materials, and therefore such materials may not be readily available to the Company in the future. Electronic components used by the Company in producing backplane assemblies are purchased by the Company and, in certain circumstances, the Company may bear the risk of component price fluctuations. There can be no assurance that shortages of certain types of electronic components will not occur in the future. Component shortages or price fluctuations could have a material adverse effect on the Company's backplane assembly business, thereby materially adversely affecting the Company's business, financial condition and results of operations. To the extent that the Company's backplane assembly business expands as a percentage of the Company's net sales, component shortages and price fluctuations could, to a greater extent, materially adversely affect the Company's business, financial condition and results of operations. See "Business -- Supplier Relationships."

DEPENDENCE ON KEY PERSONNEL

     The Company's future success depends to a large extent upon the continued services of key managerial and technical employees, none of whom, except for the President/Chief Executive Officer, is bound by an employment agreement or a non-competition agreement. The President/Chief Executive Officer's non-competition agreement is for one year after the termination of his employment with the Company. The loss of the services of any of the Company's key employees could have a material adverse effect on the Company. The Company believes that its future success depends on its continuing ability to attract and retain highly qualified technical, managerial and marketing personnel. Competition for such personnel is intense, especially for engineering personnel, and there can be no assurance that the Company will be able to attract, assimilate or retain such personnel. If the Company is unable to hire and retain key personnel, the Company's business, financial condition and results of operations may be materially adversely affected. See "Management."

INTELLECTUAL PROPERTY

     The Company's success depends in part on its proprietary techniques and manufacturing expertise, particularly in the area of complex multilayer printed circuits. The Company has few patents and relies primarily on trade secret protection of its intellectual property. There can be no assurance that the Company will be able to protect its trade secrets or that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets. In addition, litigation may be necessary to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of patent infringement. If any infringement claim is asserted against the Company, the Company may seek to obtain a license of the other party's intellectual property rights. There is no assurance that a license would be available on reasonable terms or at all. Litigation with respect to patents or other intellectual property matters could result in substantial costs and diversion of management and other resources and could have a material adverse effect on the Company's business, financial condition and results of operations.

SUBORDINATION OF NOTES AND ABSENCE OF FINANCIAL COVENANTS

     The Notes will be unsecured and subordinated in right of payment in full to all existing and future Senior Indebtedness (as defined) of the Company and will be effectively subordinated with respect to the assets and earnings of the Company's subsidiaries to all indebtedness and other liabilities of such subsidiaries. As of January 25, 1997, the Company had approximately $218 million of outstanding indebtedness that would have constituted Senior Indebtedness, and subsidiaries of the Company had outstanding indebtedness and other liabilities aggregating approximately $57 million (excluding intracompany liabilities and liabilities of a type not required to be reflected as liabilities on the balance sheet of such subsidiaries in accordance with generally accepted accounting principles) to which the Notes would have been effectively subordinated. The Indenture will not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company or any of its subsidiaries can create, incur, assume or guarantee. During the continuance beyond any applicable grace period of any default of the payment of principal, premium, if any, interest or any other payment due on any Senior Indebtedness and upon notice by holders of Designated Senior Indebtedness (as defined) to the Trustee of a covenant default on Designated Senior Indebtedness, no payment of principal, or premium, if any, or interest on the Notes (including, but not limited to the redemption price or repurchase price with respect to the Notes) may be made by the Company. In addition, upon any distribution of assets of the Company pursuant to any dissolution, winding up, liquidation or reorganization, or acceleration of the maturity of the Notes as a result of an Event of Default (as defined), the payment of the principal of, or premium, if any, and interest on the Notes is subordinated to the extent provided in the Indenture to the prior payment in full of all Senior Indebtedness. By reason of the subordination, in the event of the Company's liquidation or dissolution, holders of Senior Indebtedness may receive more, ratably, and holders of the Notes may receive less, ratably, than the other creditors of the Company.

     The Notes are obligations exclusively of the Company. As a significant portion of the Company's consolidated operations is conducted through subsidiaries, the cash flow and the consequent ability to service debt, including the Notes, of the Company is partially dependent upon the earnings of such subsidiaries and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries, to the Company. Such subsidiaries are separate and distinct legal entities, and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, distributions, loans or other payments. In addition, the payment of dividends or distributions and the making of loans and advances to the Company by any such subsidiaries may be subject to statutory or contractual restrictions, and may be contingent upon the earnings of those subsidiaries and subject to various business considerations. Any right of the Company to receive assets of subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in these assets) would be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company. See "Description of Notes -- Subordination."

     The Indenture does not contain any financial performance covenants. Consequently, the Company is not required under the Indenture to meet any financial tests such as those that measure the Company's working capital, interest coverage, fixed charge coverage or net worth in order to maintain compliance with the terms of the Indenture. No sinking fund is provided for the Notes.

LIMITATIONS ON REPURCHASE OF NOTES UPON A DESIGNATED EVENT

     In the event of a Designated Event, each holder may require the Company to repurchase all or a portion of such holder's Notes at 100% of the principal amount thereof plus accrued and unpaid interest to the repurchase date. If a Designated Event were to occur, there can be no assurance that the Company would have sufficient funds to pay the repurchase price for all Notes tendered by the holders thereof. The Company's repurchase of Notes, absent a waiver, would constitute a default under the terms of the Company's senior revolving credit loan facility with The First National Bank of Boston. In addition, the Company's repurchase of Notes as a result of the occurrence of a Designated Event may be prohibited or limited by the subordination provisions applicable to the Notes, or be prohibited or limited by, or create an event of default under, the terms of other agreements relating to borrowings which constitute Senior Indebtedness as may be entered into, amended, supplemented or replaced from time to time. Failure of the Company to repurchase Notes at the option of the holder upon a Designated Event would result in an Event of Default under the Indenture. The Notes may not be repurchased at the option of holders following a Designated Event if there has occurred and is continuing an Event of Default (other than a default in the payment of the repurchase price with respect to such Notes on the repurchase date). See "Description of Notes -- Repurchase at Option of Holders Upon a Designated Event."

ABSENCE OF PUBLIC MARKET FOR THE NOTES; VOLATILITY OF THE NOTES

     Prior to the Note Offering, there has been no trading market for the Notes. The Company expects that the Notes will trade on the over-the-counter market. However, there can be no assurance that an active trading market for the Notes will develop or, if such market develops, as to the liquidity or sustainability of such market. Robertson, Stephens & Company LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated have advised the Company that they currently intend to make a market in the Notes, but they are not obligated to do so and may discontinue such market making at any time. There can be no assurance that an active market for the Notes will develop and continue upon completion of the Note Offering or that the market price of the Notes will not decline. Various factors such as changes in prevailing interest rates or changes in perceptions of the Company's creditworthiness could cause the market price of the Notes to fluctuate significantly. The trading price of the Notes could also be significantly affected by the market price of the Common Stock, which could be subject to wide fluctuations in response to a variety of factors, including quarterly variations in operating results, announcements of technological innovations or new products by the Company, its customers or its competitors, developments in patents or other intellectual property rights, general conditions in the electronics industry and general economic and market conditions. Factors creating volatility in the trading prices of the Common Stock could have a significant impact on the trading price of the Notes.

VOLATILITY OF STOCK PRICE

     The Company's Common Stock has experienced significant price volatility historically, and such volatility may continue to occur in the future. Factors such as announcements of large customer orders, order cancellations, new product introductions by the Company or competitors or general conditions in the electronics industry, as well as quarterly variations in the Company's actual or anticipated results of operations, may cause the market price of the Company's Common Stock to fluctuate significantly. Furthermore, the stock market has experienced extreme price and volume fluctuations in recent years, which has had a substantial effect on the market price for securities issued by many technology companies, often for reasons unrelated to the operating performance of the specific companies. These broad market fluctuations may materially adversely affect the price of the Company's Common Stock. There can be no assurance that the market price of the Company's Common Stock will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Company's performance.

ANTI-TAKEOVER PROVISIONS

     The Company's Stockholder Rights Plan and certain provisions of the Company's Restated Articles of Organization and By-Laws and of Massachusetts Law, including Massachusetts General Laws Chapter 110D, entitled "Regulation of Control Share Acquisitions" and Chapter 110F, the so-called Business Combination Statute, could discourage potential acquisition proposals and could delay or prevent a change in control or sale of the Company. The rights of holders of Notes to require the Company to repurchase Notes under certain circumstances could also have the same effect. Each and all of the above provisions, statutes and rights could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of Common Stock and may render more difficult or discourage a merger, consolidation or tender offer (even if such transaction is supported by the Company's Board of Directors or is favorable to the stockholders), the assumption of control by a holder of a large block of the Company's shares, and the removal of incumbent management. See "Description of Capital Stock" and "Description of Notes -- Repurchase at Option of Holders Upon a Designated Event."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 2,000,000 shares of Common Stock (at an assumed public offering price of $53.6875 per share) and $100 million principal amount of the Notes, in each case less estimated underwriting discounts and commissions and offering expenses payable by the Company, are estimated to be approximately $101.4 million and $96.4 million, respectively, for an aggregate of approximately $197.8 million ($106.4 million and $111.0 million, respectively, for an aggregate of approximately $217.4 million, if the Underwriters' over-allotment options are exercised in full). Neither the closing of the Common Stock Offering nor the closing of the Note Offering is conditioned on the closing of the other offering.

     The Company expects to use a majority of the net proceeds to repay a portion of the outstanding balance on its senior revolving credit loan facility with The First National Bank of Boston (the "Credit Facility"). The Company obtained the Credit Facility (i) primarily to finance the purchase of the shares of Common Stock of Zycon pursuant to the tender offer completed by the Company on January 10, 1997, (ii) to refinance Zycon's existing bank credit agreements, and (iii) for working capital and other general corporate purposes. Pursuant to the terms of the Credit Facility, the Company may be required to use $50 million from the net proceeds of the Note Offering to repay a portion of the outstanding balance thereunder. As of January 25, 1997, the amount outstanding under the Credit Facility was $215 million. Interest on loans outstanding under the Credit Facility is, at the Company's election, payable at either (i) the higher of the lender's base rate, or a floating rate equal to 1.5% over the prevailing U.S. federal funds rate, or (ii) a Eurodollar Rate, which is a fixed rate equal to an applicable Eurodollar rate margin plus the prevailing Eurodollar rate for interest periods of one, two, three or six months. As of January 25, 1997, the weighted average interest rate on loans outstanding under the Credit Facility was 6.68%. The Credit Facility matures in January 2002. The remaining net proceeds will be used for general corporate purposes, including working capital, product development and capital expenditures. A portion of the net proceeds may also be used for the acquisition of companies, assets, products or technologies. As of the date of this Prospectus, the Company has no commitments or agreements with respect to any significant acquisitions, and no portion of the net proceeds has been allocated for any specific acquisition.

                                DIVIDEND POLICY

     The Company has never declared or paid a cash dividend on its Common Stock, and it is currently anticipated that the Company will continue to retain its earnings for use in its business and not pay cash dividends. The Company's Credit Facility currently contains a covenant prohibiting the Company from paying a cash dividend.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "HDCO." The following table sets forth, for the periods indicated, the range of high and low sale prices for the Company's Common Stock on the Nasdaq National Market.

                                                                            HIGH     LOW
                                                                            ----     ---
    Fiscal 1995
      First Quarter.......................................................  $ 9 5/8  $8
      Second Quarter......................................................   18 1/8   8 7/8
      Third Quarter.......................................................   32 1/8  15 3/8
      Fourth Quarter......................................................   33 1/4  22 1/2
    Fiscal 1996
      First Quarter.......................................................   34 15/16 21 1/4
      Second Quarter......................................................   35 3/4  23 3/4
      Third Quarter.......................................................   30 3/4  18 1/4
      Fourth Quarter......................................................   34 1/8  18 1/2
    Fiscal 1997
      First Quarter.......................................................   59 1/8  27 3/8
      Second Quarter (through February 13, 1997)..........................   57 1/8  49

     As of February 13, 1997, there were approximately 331 holders of record of the Common Stock. On February 13, 1997, the last sale price reported on the Nasdaq National Market for the Company's Common Stock was $53.6875 per share.

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of the Company as of January 25, 1997, and as adjusted to reflect (i) the sale by the Company of 2,000,000 shares of Common Stock (at an assumed public offering price of $53.6875 per share) in the Common Stock Offering and the sale of $100 million aggregate principal amount of Notes in the Note Offering, in each case less estimated underwriting discounts and commissions and offering expenses payable by the Company, and (ii) the application of the net proceeds from the Common Stock Offering and the Note Offering:

                                                                           JANUARY 25, 1997
                                                                       ------------------------
                                                                        ACTUAL      AS ADJUSTED
                                                                       --------     -----------
                                                                            (In thousands)
Short-term debt and current portion of long-term debt and capital
  lease obligations..................................................  $  8,116      $   8,116
                                                                       ========       ========
Long-term debt:
  Long term debt and capital lease obligations, net of current
     portion.........................................................   228,168         30,362
    % Convertible Subordinated Notes due 2004........................        --        100,000
Stockholders' investment:
  Common Stock, $0.05 par value, 25,000,000 shares authorized;
     10,444,188 shares issued; 12,444,188 shares issued, as
     adjusted(1).....................................................       523            623
  Paid-in capital....................................................    32,283        133,589
  Deferred compensation..............................................      (209)          (209)
  Retained earnings..................................................    38,460         38,460
                                                                       --------       --------
       Total stockholders' investment................................    71,057        172,463
                                                                       --------       --------
          Total capitalization.......................................  $299,225      $ 302,825
                                                                       ========       ========

------------
(1) Excludes options outstanding as of January 25, 1997 to acquire 1,219,829 shares of Common Stock at a weighted average exercise price of $15.06 per share and an additional 843,000 shares of Common Stock reserved for issuance under the Company's stock option plans. See Note 10 of Notes to the Company's Consolidated Financial Statements. Also excludes shares of Common Stock issuable upon conversion of the Notes.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents selected consolidated financial data for Hadco and subsidiaries. The selected consolidated financial data for each of the years ended October 31, 1992, October 30, 1993, October 29, 1994, October 28, 1995 and October 26, 1996 have been derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial data for the three months ended January 27, 1996 and January 25, 1997 have been derived from the Company's unaudited Consolidated Financial Statements, which reflect in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such periods. The results for the three months ended January 25, 1997 are not necessarily indicative of results for any future period. The pro forma statements of operations data for the year ended October 26, 1996 and the three months ended January 25, 1997 have been derived from the Pro Forma Condensed Consolidated Financial Statements included elsewhere in this Prospectus. The pro forma statements of operations data are not necessarily indicative of the actual results that would have been achieved had the Zycon acquisition occurred at the beginning of the respective periods nor do they purport to indicate the results of future operations of the Company. The selected consolidated financial data should be read in conjunction with the Company's and Zycon's Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                              FISCAL YEAR ENDED,                                     THREE MONTHS ENDED,
                     ---------------------------------------------------------------------   ------------------------------------
                     OCT. 31,   OCT. 30,   OCT. 29,   OCT. 28,   OCT. 26,      OCT. 26,      JAN. 27,   JAN. 25,      JAN. 25,
                       1992       1993       1994       1995       1996          1996          1996     1997(1)         1997
                     --------   --------   --------   --------   --------   --------------   --------   --------   --------------
                                                                             PRO FORMA(2)                           PRO FORMA(2)
                                                   (In thousands, except ratio and per share data)
CONSOLIDATED
  STATEMENT OF
  OPERATIONS:
Net sales..........  $183,408   $189,494   $221,570   $265,168   $350,685      $570,345      $76,481    $111,536      $172,547
Gross profit.......    34,160     35,393     43,973     64,495     86,148       119,494       19,482      24,855        32,941
Write-off of
  acquired
  in-process
  research and
  development......        --         --         --         --         --            --           --      78,000            --
Income (loss) from
  operations.......    13,404     13,710     16,482     33,906     51,532        64,968       11,534     (62,443)       18,637
Net income
  (loss)...........  $  8,075   $  8,227   $  9,943   $ 21,374   $ 32,014      $ 28,700      $ 7,191    $(69,161)     $  8,275
Net income (loss)
  per share(3).....  $    .75   $    .76   $    .93   $   1.98   $   2.89      $   2.59      $   .65    $  (6.64)     $    .76
Weighted average
  shares
  outstanding(3)...    10,808     10,819     10,720     10,806     11,084        11,084       11,104      10,413        10,944
OTHER DATA:
Ratio of earnings
  to fixed
  charges(4).......       6.9x      10.2x      19.4x      66.2x     156.3x          4.1x       125.1 x        --           4.1x
EBITDA(5)..........    26,974     25,378     30,704     48,812     70,375        91,906       15,582      21,818        26,002
Capital
  expenditures.....    10,854     10,978     19,510     28,865     54,998       107,154       13,713      11,011        17,939
Interest expense...     2,045      1,402        891        537        338        16,197           95         933         4,669

                                                                                                            JANUARY 25, 1997
                                                 OCT. 31,   OCT. 30,   OCT. 29,   OCT. 28,   OCT. 26,   -------------------------
                                                   1992       1993       1994       1995       1996      ACTUAL    AS ADJUSTED(6)
                                                 --------   --------   --------   --------   --------   --------   --------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital................................  $ 25,215   $ 30,593   $ 31,829   $ 41,043   $ 43,561   $ 22,072      $ 22,072
Total assets...................................   104,035    110,782    126,326    162,991    219,501    448,554       452,154
Long-term debt and capital lease obligations,
  net of current portion.......................    11,046      9,382      4,526      2,387      1,515    228,168       130,362
Stockholders' investment.......................    59,363     68,431     77,440    100,774    138,841     71,057       172,463

------------

(1) Net loss for the three months ended January 25, 1997 includes a non-recurring write-off relating to the acquisition of Zycon for in-process research and development. Before deducting the non-recurring write-off, income from operations was $15,557,000, net income was $8,839,000, net income per share was $.81 (based on weighted average shares outstanding of approximately 10,944,000), and the ratio of earnings to fixed charges was 17.6x.

(2) Gives effect to the acquisition of Zycon assuming such transaction had occurred on October 29, 1995. See the Company's unaudited Pro Forma Condensed Consolidated Financial Statements beginning on page F-23 and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) See Note 1 of Notes to the Company's Consolidated Financial Statements for an explanation of the basis used to calculate net income (loss) per share.

(4) Computed by dividing the sum of net income (loss), before deducting provisions for income taxes and fixed charges, by total fixed charges. Fixed charges consist of interest on debt and amortization of debt issuance costs and a portion of capital lease costs that is intended to represent interest expense.

(5) EBITDA represents net income before interest, income taxes, depreciation and amortization, and write-off of acquired in-process research and development. EBITDA should not be considered an alternative measure of the Company's net income, operating performance, cash flow or liquidity. It is included herein to provide additional information related to the Company's ability to service debt.

(6) Adjusted to reflect (i) the sale by the Company of 2,000,000 shares of Common Stock (at an assumed public offering price of $53.6875 per share) in the Common Stock Offering and the sale of $100 million of principal amount of Notes in the Note Offering, in each case less estimated underwriting discounts and commissions and offering expenses payable by the Company, and
    (ii) the application of the net proceeds from the Common Stock Offering and the Note Offering. See "Use of Proceeds."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, without limitation, those set forth under "Risk Factors" and elsewhere in this Prospectus.

     As used herein, the terms "Company" and "Hadco," unless otherwise indicated or the context otherwise requires, refer to Hadco Corporation and its subsidiaries, including Zycon. However, all financial information for periods ended prior to January 10, 1997, unless otherwise indicated or the context otherwise requires, is for Hadco Corporation alone and does not include Zycon.

OVERVIEW

     Hadco is the largest manufacturer of advanced electronic interconnect products in North America. The Company offers a wide array of sophisticated manufacturing, engineering and systems integration services to meet its customers' electronic interconnect needs. The Company's principal products are complex multilayer printed circuits and backplane assemblies. Hadco's customers are a diverse group of electronics OEMs and contract manufacturers in the computing (mainly workstations, servers, mainframes, storage and notebooks), data communications/telecommunications and industrial automation industries, including process controls, automotive, medical and instrumentation.

     The Company was incorporated in 1966 and began operations in Cambridge, Massachusetts as a manufacturer of single and double-sided printed circuits. A 16,000 square foot printed circuit facility was constructed in 1969 in Derry, New Hampshire, and the Company added multilayer printed circuits to its product offering in 1975. In 1979, the Company acquired a 33,000 square foot printed circuit facility in Owego, New York. In 1981, the Company added to its double-sided and multilayer printed circuit product offerings with the construction of Tech Center One in Salem, New Hampshire, a quick-turn prototype operation to serve the prototype printed circuit needs of OEMs. In 1982, the Company began backplane assembly operations in Salem, New Hampshire. In 1983, the Company expanded further by adding a second Tech Center in the Silicon Valley area. In 1984, the Company completed an initial public offering of its Common Stock.

     By fiscal 1991, net sales of the Company were $153 million and grew to $351 million in fiscal 1996, $570 million on a pro forma basis including Zycon. During this period, the printed circuit industry experienced an increasing demand for complex products that required a significant investment in facilities. The Company (including Zycon) has invested approximately $235 million in state-of-the-art production facilities and new technologies during the past five fiscal years.

ZYCON ACQUISITION

     On January 10, 1997, the Company purchased Zycon. The acquisition added state-of-the-art facilities for volume production of complex printed circuits and backplane assemblies in the Silicon Valley area, a quick-turn prototype and design facility in Massachusetts, and a newly constructed facility for volume production of printed circuits in Malaysia. With this acquisition, Hadco became the largest manufacturer of advanced electronic interconnect products in North America. Hadco acquired Zycon for $212 million and recorded the acquisition under the purchase method of accounting. As a result, a purchase price premium of $187 million was recorded on the transaction. Approximately $78 million of the premium was written off as acquired in-process research and development with no alternative future use as a non-recurring write-off to net income for the three months ended January 25, 1997. The remaining premium of $109 million was allocated to identifiable intangibles and goodwill, and will be written off over 12 to 30 years, with an average amortization period of 17 years. The acquisition was financed from a $250 million senior revolving credit facility, plus existing cash and short-term investments.

     The gross profit margin for Hadco for the fiscal year ended October 26, 1996 was 24.6%. The gross profit margin for Zycon for the fiscal year ended December 31, 1996 was 15.2%. As a result of the Zycon acquisition, the Company expects that its gross profit margin will be lower in future quarters than has historically been the case for Hadco.

RESULTS OF OPERATIONS

     The following table sets forth certain Consolidated Statements of Operations data and other data as a percentage of net sales. The table and the discussion below should be read in conjunction with the Company's and Zycon's Consolidated Financial Statements and Notes thereto, that appear elsewhere in this Prospectus.

                                      FISCAL YEAR ENDED,                           THREE MONTHS ENDED,
                       ------------------------------------------------    ------------------------------------
                       OCT. 29,    OCT. 28,    OCT. 26,      OCT. 26,      JAN. 27,    JAN. 25,      JAN. 25,
                         1994        1995        1996          1996          1996      1997(1)         1997
                       --------    --------    --------    ------------    --------    --------    ------------
                                                           PRO FORMA(2)                            PRO FORMA(2)
CONSOLIDATED STATEMENT
  OF OPERATIONS:
Net sales.............   100.0%      100.0%      100.0%        100.0%        100.0%      100.0%        100.0%
Cost of sales.........    80.2        75.7        75.4          79.0          74.5        77.7          80.9
                       --------    --------    --------       ------       --------    --------       ------
Gross profit..........    19.8        24.3        24.6          21.0          25.5        22.3          19.1
Selling, general and
  administrative
  expenses............    12.4        11.5         9.9           8.5          10.4         8.4           7.4
Write-off of acquired
  in-process research
  and development.....      --          --          --            --            --        69.9            --
Amortization of
  acquired intangible
  assets..............      --          --          --           1.1            --          --            .9
                       --------    --------    --------       ------       --------    --------       ------
Income (loss) from
  operations..........     7.4        12.8        14.7          11.4          15.1       (56.0)         10.8
Interest income
  (expense), net......      --          .4          .3          (2.6)           .3          --          (2.4)
                       --------    --------    --------       ------       --------    --------       ------
Income (loss) before
  provision for income
  taxes...............     7.4        13.2        15.0           8.8          15.4       (56.0)          8.4
Provision for income
  taxes...............     2.9         5.2         5.8           3.8           6.0         6.0           3.6
                       --------    --------    --------       ------       --------    --------       ------
Net income (loss).....     4.5%        8.1%        9.1%          5.0%          9.4%      (62.0)%         4.8%
                       =======     =======     =======     ============     ======      ======     ============
OTHER DATA:
EBITDA(3).............    13.9%       18.4%       20.1%         16.1%         20.4%       19.6%         15.1%
Capital
  expenditures........     8.8        10.9        15.7          18.8          17.9         9.9          10.4
Interest expense......      .4          .2          .1           2.8            .1          .8           2.7

---------------
(1) Net loss for the three months ended January 25, 1997 includes a non-recurring write-off relating to the acquisition of Zycon for in-process research and development. As a percentage of net sales, income from operations was 13.9%, income before provision for income taxes was 13.9%, and net income was 7.9%, all before deducting the non-recurring write-off.

(2) Gives effect to the acquisition of Zycon assuming such transaction had occurred on October 29, 1995. See the Company's unaudited Pro Forma Condensed Consolidated Financial Statements beginning on page F-23 and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) EBITDA represents net income before interest, income taxes, depreciation and amortization, and write-off of acquired in-process research and development. EBITDA should not be considered an alternative measure of the Company's net income, operating performance, cash flow or liquidity. It is included herein to provide additional information related to the Company's ability to service debt.

THREE MONTHS ENDED JANUARY 25, 1997 AND JANUARY 27, 1996

     Net sales for the three months ended January 25, 1997 increased 45.8% over net sales for the three months ended January 27, 1996. The increase resulted from several factors including the acquisition of Zycon, which added $11.6 million in printed circuit net sales after January 10, 1997, and an increase in both backplane assembly and printed circuit net sales excluding Zycon. Backplane assembly net sales increased due to higher product volume and shipments. Printed circuit net sales increased due to higher production volume and shipments and a shift towards products with more layers and greater densities. The increase in printed circuit net sales was partially offset by a decrease in average pricing of 3.2%. Net sales from backplane assemblies increased to 16.3% of total net sales, from 10.5% in the first three months of fiscal 1996.

     The gross profit margin decreased to 22.3% in the three months ended January 25, 1997 from 25.5% in the comparable period in fiscal 1996. The decrease resulted from increased investment in new capacity at certain facilities, lower overall gross margins from the Zycon operations (including ongoing start-up expenses associated with the volume production facility in Malaysia) and the change in product mix related to the increase in backplane assembly operations.

     Selling, general and administrative (SG&A) expenses, as a percent of net sales, decreased to 8.3% in the three months ended January 25, 1997 from 10.4% in the comparable period in fiscal 1996, due to increased net sales and the fixed nature of the Company's SG&A expenses.

     Income from operations for the three months ended January 25, 1997 was reduced by $78 million due to a non-recurring write-off relating to acquired in-process research and development recorded in connection with the Zycon acquisition. The remaining goodwill and purchased intangibles will be amortized over 12 to 30 years, with an average amortization period of 17 years, which will reduce income from operations by approximately $1.6 million per fiscal quarter. For the three months ended January 25, 1997, income from operations was reduced by goodwill and purchased intangibles amortization of $270,000, which represented the amortization for the 15 day period following the Zycon acquisition.

     Excluding the non-recurring write-off of $78 million for acquired in-process research and development, operating margins decreased slightly to 13.9% for the three months ended January 25, 1997 from 15.1% in the comparable period in fiscal 1996, primarily as a result of the same factors affecting gross profit margins, and of goodwill amortization from the Zycon acquisition.

     Interest income increased in the three months ended January 25, 1997 as compared to the three months ended January 27, 1996, due to higher daily average cash balances available for investing. Interest expense increased in the three months ended January 25, 1997 as compared to the three months ended January 27, 1996, due to an increase in outstanding debt as a result of the Zycon acquisition.

     In accordance with generally accepted accounting principles, the Company provides for income taxes on an interim basis, using its effective annual income tax rate. Although the Company has incurred a loss before income taxes during the three months ended January 25, 1997, the Company has recorded an income tax provision because the write-off of acquired in-process research and development is not deductible for income tax purposes. Without taking into consideration the write-off of acquired in-process research and development, the Company anticipates an effective annual income tax rate for fiscal 1997 of 43%, which is more than the expected combined federal and state statutory rates. This difference is caused primarily by anticipated losses incurred by the Company's Malaysian volume production facility which are not tax deductible. These items are partially offset by tax advantaged investment income, the tax benefit of the Company's foreign sales corporation and various state investment tax credits. The effective tax rate for fiscal 1997 is based on current tax laws.

     The Company includes in SG&A expenses charges for actual expenditures and accruals, based on estimates, for environmental matters. To the extent and in amounts Hadco believes circumstances warrant, it will continue to accrue and charge to SG&A expenses cost estimates relating to environmental matters. The Company believes the ultimate disposition of known environmental matters will not have a material adverse effect upon the liquidity, capital resources, business or consolidated financial position of the Company. However, one or more of such environmental matters could have a significant negative impact on the Company's consolidated financial results for a particular reporting period. See "Business -- Environmental Matters," "-- Legal Proceedings" and Note 9 of Notes to the Company's Consolidated Financial Statements.

     The Company believes that excess capacity may exist in the printed circuit and electronic assembly industries, as well as fluctuating growth rates in the electronics industry as a whole. Both factors could have a material adverse effect on future orders and pricing. The Company also believes that the potential exists for a shortage of materials in such industries, which could have a material adverse effect on future unit costs.

FISCAL YEARS ENDED OCTOBER 26, 1996 AND OCTOBER 28, 1995

     Net sales during 1996 increased 32.3% over 1995. The change was due to a 15.1% increase in the volume of production and shipments and a shift in product mix to higher layer, higher density products, as compared to 1995. Average pricing per unit increased 6.1% compared to 1995. Sales of backplane and other electronic assemblies increased to 17% of the Company's net sales in 1996, versus 7% for 1995.

     The gross profit margin increased to 24.6% in 1996 from 24.3% in 1995. The increase was a direct result of higher volume of shipments, an increase in the technology level of product mix, and improved pricing. These increases have been partially offset by increased costs relating to the implementation of new production lines and materials and the shift in mix to a higher level of value-added products.

     SG&A expenses, as a percent of net sales, decreased to 9.9% during 1996 from 11.5% during 1995, due to increased revenue. SG&A expenses increased to $34.6 million in 1996 from $30.6 million in 1995, primarily as a result of increased variable costs directly attributable to increased net sales. Included in SG&A expenses are charges for actual expenditures and accruals, based on estimates, for environmental matters. During 1996 and 1995, the Company made, and charged to SG&A expenses, actual payments of approximately $680,000 and $1,111,000 respectively, for environmental matters. In 1996 and 1995, the Company also accrued and charged to SG&A expenses of approximately $1,825,000 and $2,740,000, respectively, as cost estimates relating to known environmental matters.

     In 1996, interest income decreased as a result of lower cash balances available for investment. Interest expense decreased in 1996 from 1995 due to decreased average debt balances during the year.

     The annual effective tax rate for 1996 and 1995 was 39.0%, which was less than the then current combined federal and state statutory rates. This difference was caused primarily by tax advantaged investments and the tax benefits of a foreign sales corporation.

FISCAL YEARS ENDED OCTOBER 28, 1995 AND OCTOBER 29, 1994

     Net sales during 1995 increased 19.7% over the same period in 1994. The change was due to an 8.2% increase in the volume of production and shipments and a shift in product mix to higher layer, higher density products, as compared to fiscal 1994. Average pricing per unit increased 3.1% compared to the prior year.

     The gross profit margin increased to 24.3% in 1995 from 19.8% in 1994. The increase was a direct result of higher volume of shipments, an increase in the technology level of product mix, improved pricing and improvements in operating efficiencies. Continued productivity improvements led to increased unit volume and lower unit costs.

     SG&A expenses, as a percent of net sales, decreased to 11.5% during 1995 from 12.4% during 1994, due to increased revenue. SG&A expenses increased to $30.6 million in 1995 from $27.5 million in 1994, as a result of increased variable costs directly attributable to increased net sales and charges for environmental related matters. Included in SG&A expenses are charges for actual expenditures and accruals, based on estimates, for environmental matters. During 1995 and 1994, the Company made, and charged to SG&A expenses, actual payments of approximately $1,111,000 and $1,040,000, respectively, for environmental matters. In 1995 and 1994, the Company also accrued and charged to SG&A expenses of approximately $2,740,000 and $2,100,000, respectively, as cost estimates relating to known environmental matters.

     In 1995, interest income increased as a result of higher rates of return earned on investments, and higher cash balances available for investment. Interest expense decreased in 1995 from 1994 due to decreased average debt balances during the year.

     The annual effective tax rate was 39.0% and 39.5% in 1995 and 1994, respectively, which was less than the then current combined federal and state statutory rates. This difference was caused primarily by tax advantaged investments and the tax benefits of a foreign sales corporation.

QUARTERLY RESULTS

     The following table presents certain unaudited consolidated financial information for each of the Company's nine fiscal quarters for the period ended January 25, 1997, as well as certain of such information expressed as a percentage of net sales for the same period. Information for the three months ended January 25, 1997 includes the results of operations for Zycon from January 10, 1997, the date of the Zycon acquisition. In the opinion of management, this information has been prepared on the same basis as the audited Consolidated Financial Statements of the Company appearing elsewhere in this Prospectus and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the quarterly results when read in conjunction with the Company's

Consolidated Financial Statements. The Company's operating results have been subject to fluctuations, and thus results for any quarter are not necessarily indicative of results for any future period.

                                                             THREE MONTHS ENDED
                      ------------------------------------------------------------------------------------------------
                       JAN.       APRIL      JULY       OCT.       JAN.       APRIL      JULY       OCT.
                        28,        29,        29,        28,        27,        27,        27,        26,      JAN. 25,
                       1995       1995       1995       1995       1996       1996       1996       1996      1997(1)
                      -------    -------    -------    -------    -------    -------    -------    -------    --------
                      (In thousands, except percentages and per share data)
CONSOLIDATED
  STATEMENT OF
  OPERATIONS:
Net sales..........   $56,825    $67,637    $67,752    $72,954    $76,481    $88,096    $88,225    $97,883    $111,536
Gross profit.......    11,292     16,261     17,540     19,402     19,482     21,893     21,451     23,322      24,855
Income (loss) from
  operations.......     4,770      8,342      9,821     10,973     11,534     12,703     12,910     14,385     (62,443)
Net income
  (loss)...........     3,003      5,193      6,152      7,026      7,191      7,895      7,994      8,934     (69,161)
Net income (loss)
  per share........      $.29       $.49       $.56       $.63       $.65       $.71       $.72       $.81     $(6.64)
AS A PERCENTAGE OF
  NET SALES:
Gross profit.......      19.9%      24.0%      25.9%      26.6%      25.5%      24.9%      24.3%      23.8%       22.3%
Income (loss) from
  operations.......       8.4       12.3       14.5       15.0       15.1       14.4       14.6       14.7       (56.0)
Net income
  (loss)...........       5.3        7.7        9.1        9.6        9.4        9.0        9.1        9.1       (62.0)

------------
(1) Net loss for the three months ended January 25, 1997 includes a non-recurring write-off relating to the acquisition of Zycon for in-process research and development. Income from operations was $15,557,000, net income was $8,839,000, net income per share was $.81 (based on weighted average shares outstanding of approximately 10,944,000), and, as a percentage of net sales, income from operations was 13.9% and net income was 7.9%, all before deducting the non-recurring write-off.

     The Company's results of operations have fluctuated and may continue to fluctuate from period to period, including on a quarterly basis. Variations in quick-turn prototype and volume production orders, in the average number of layers per printed circuit, and in the mix of products sold by the Company have significantly affected both net sales and gross profit. Gross profit declined to 22.3% in the three months ended January 25, 1997 from 26.6% in the three months ended October 28, 1995 primarily as a result of (i) costs related to increases in manufacturing capacity, (ii) an increase in backplane assembly net sales as a percentage of net sales, and (iii) factors related to the Zycon acquisition. Operating results generally may also be affected by other factors, including the receipt and shipment of large orders, plant utilization, product mix, manufacturing process yields, the timing of expenditures in anticipation of future sales, raw material availability, product and price competition, the length of sales cycles and economic conditions in the electronics industry. Many of these factors are outside the control of the Company.

     The Company does not obtain long term purchase orders or commitments from its customers, and a substantial portion of sales in a given quarter may depend on obtaining orders for products to be manufactured and shipped in the same quarter in which those orders are received. Sales for future quarters may not be predictable. The Company relies on its estimate of anticipated future volumes when making commitments regarding the level of business that it will seek and accept, the mix of products that it intends to manufacture, the timing of production schedules and the levels and utilization of personnel and other resources. A variety of conditions, both specific to the individual customer and generally affecting the customer's industry, may cause customers to cancel, reduce or delay orders that were previously made or anticipated. A significant portion of the Company's released backlog at any time may be subject to cancellation or postponement without penalty. The Company cannot assure the timely replacement of canceled, delayed or reduced orders. Significant or numerous cancellations, reductions or delays in orders by a customer or group of customers could materially adversely affect the Company's business, financial condition and results of operations. The Company's expense levels are relatively fixed and are based, in part, on expectations of future revenues.

Consequently, if revenue levels are below expectations, the Company's business, financial condition and results of operations are likely to be materially adversely affected. Due to all of the foregoing factors, it is likely that in some future quarter or quarters the Company's operating results may be below the expectations of securities analysts and investors. In such event, the price of the Company's Common Stock could likely be materially adversely affected. See "Risk Factors -- Fluctuations in Quarterly Operating Results."

LIQUIDITY AND CAPITAL RESOURCES

     In fiscal 1996, the Company's financing requirements were satisfied principally from cash flows from operations. Cash provided by operating activities was approximately $55.6 million in fiscal 1996. These funds were sufficient to meet increased working capital needs, capital expenditures of approximately $54.0 million, and debt and lease payments of approximately $2.1 million in fiscal 1996. Cash provided by operating activities was approximately $8.3 million in the three months ended January 25, 1997.

     At January 25, 1997, the Company had working capital of approximately $22.1 million and a current ratio of 1.20, compared to working capital of approximately $41.7 million and a current ratio of 1.79 at January 27, 1996. Cash, cash equivalents and short-term investments at January 25, 1997 were approximately $12.1 million, a decrease of $22.6 million from approximately $34.7 million at January 27, 1996.

     The Company currently anticipates that its capital expenditures for fiscal 1997 will be in excess of $70 million, of which approximately $17.2 million represents commitments to purchase manufacturing equipment and leasehold improvements. The majority of these capital expenditures is expected to be completed by the end of fiscal 1997. The amount of these anticipated capital expenditures will frequently change based on future changes in business plans and conditions of the Company and changes in economic conditions.

     In January 1997, the Company obtained a senior revolving credit loan facility for up to $250 million from The First National Bank of Boston (the "Credit Facility") (i) primarily to finance the purchase of the shares of Common Stock of Zycon pursuant to the tender offer commenced by the Company on December 11, 1996, (ii) to refinance Zycon's existing bank credit agreements, and (iii) for working capital and other general corporate purposes. Interest on loans outstanding under the Credit Facility is, at the Company's election, payable at either (1) the higher of the lender's base rate or a floating rate equal to 1.5% over the prevailing U.S. federal funds rate, or (2) a Eurodollar Rate, which is a fixed rate equal to an applicable Eurodollar rate margin plus the prevailing Eurodollar rate for interest periods of one, two, three or six months. At January 25, 1997, $215 million was outstanding under the Credit Facility. The Credit Facility will terminate in five years. The Company currently expects that a majority of the net proceeds of the Common Stock Offering and the Note Offering will be used to repay a portion of the outstanding balance on the Credit Facility.

     The Company believes its existing working capital and borrowing capacity, coupled with the funds generated from the Company's operations, and the net proceeds from the Offerings, will be sufficient to fund its anticipated working capital, capital expenditure and debt payment requirements through fiscal 1997. Because the Company's capital requirements cannot be predicted with certainty, however, there is no assurance that the Company will not require additional financing during this period. There is no assurance that any additional financing will be available on terms satisfactory to the Company or not disadvantageous to the Company's securityholders, including those purchasing securities in the Offerings.

                                    BUSINESS

     The following Business section contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, without limitation, those set forth under "Risk Factors" and elsewhere in this Prospectus.

GENERAL

     Hadco is the largest manufacturer of advanced electronic interconnect products in North America. The Company offers a wide array of sophisticated manufacturing, engineering and systems integration services to meet its customers' electronic interconnect needs. The Company's principal products are complex multilayer rigid printed circuits and backplane assemblies. Hadco's largest customers include many of the leading and fastest growing companies in the electronics industry, such as Cabletron Systems, Cisco Systems, Intel, Solectron, Sun Microsystems and U.S. Robotics.

     Hadco's advanced manufacturing and assembly facilities are designed to meet the accelerated time-to-market and time-to-volume requirements of its customers whose markets and products are characterized by high growth rates, rapid technological advances and short product life-cycles. To this end, Hadco (including Zycon) has invested approximately $235 million in state-of-the-art production facilities and new technologies during the past five fiscal years. Hadco provides customers with a range of products and services that includes development, design, quick-turn prototype, pre-production, volume production and backplane assembly. Hadco is one of a small number of printed circuit manufacturers with the technology and advanced production facilities necessary to offer all of these services. The Company believes its combination of a broad product offering and advanced technology facilitates long-term relationships with existing customers, attracts new customers, helps customers meet their time-to-market and time-to-volume needs, and satisfies a larger share of customers' electronic interconnect requirements.

     Hadco's customers are a diverse group of electronics OEMs and contract manufacturers in the computing (mainly workstations, servers, mainframes, storage and notebooks), data communications/telecommunications and industrial automation industries, including process controls, automotive, medical and instrumentation. Hadco (including Zycon) supplied its products and services to a diverse base of approximately 500 customers in fiscal 1996, including 77 customers with purchases in excess of $1 million. The Company's ten largest customers accounted for approximately 43% of net sales in fiscal 1996 on a pro forma basis including Zycon.

     Hadco acquired Zycon on January 10, 1997. This acquisition increased Hadco's net sales significantly, added approximately 600,000 square feet of manufacturing space (approximately a 100% increase) and substantially expanded the Company's manufacturing capabilities and geographic reach. The new manufacturing capabilities include state-of-the-art West Coast facilities for volume production of complex printed circuits and backplane assemblies, a quick-turn prototype and design facility on the East Coast, and a newly constructed facility for volume production in Malaysia. The acquisition of Zycon has also broadened the Company's customer base, expanded its involvement in many fast growing industry sectors, added new proprietary technologies, and increased its sales force.

INDUSTRY OVERVIEW AND TRENDS

     Printed circuits are the basic platforms used to interconnect microprocessors, integrated circuits and other components essential to the functioning of electronic products. Printed circuits consist of a pattern of electrical traces etched from copper laminated on an insulated base that is typically composed of rigid fiberglass or thin flexible circuits. To meet the increasing requirements of OEMs and contract manufacturers, printed circuit manufacturers have developed more complex multilayer designs with surface mount and other attachment technologies, narrower widths and separations of copper traces, advanced materials, and smaller diameters of vias and through-holes to connect internal circuitry. Backplane assemblies are generally larger and thicker printed circuits on which connectors are mounted to receive and interconnect printed circuits, integrated circuits and other electronic components.

     Electronic interconnect products are customized for specific electronic applications and are sold to OEMs and contract manufacturers in volumes that range from several units for prototypes and small quantities for pre-production to large quantities for volume production. In the 1980s, the electronic interconnect market was largely comprised of military and personal computer applications. However, the proliferation of electronics and the emergence of new technologies have significantly broadened this market and reduced the amplitude of interconnect industry cycles in the 1990s. Electronic interconnects such as rigid printed circuits, flexible circuits and backplane assemblies are now used in a wide variety of industries and products, including data communications/telecommunications, workstations, servers, personal computers, peripherals, industrial automation, instrumentation, medical, transportation and defense.

     As electronic products have become smaller and more complex, the manufacture of interconnect products has required increasingly sophisticated engineering and manufacturing expertise and substantial capital investment. These advanced manufacturing process and technology requirements have caused OEMs to rely more heavily on independent manufacturers and to reduce dependence on their internal captive facilities. Industry sources estimate that 85% of the domestic printed circuit market was served by independent manufacturers in 1996 (compared to 66% in 1991). Captive manufacturing facilities serve the remaining 15% of the market. Historically, electronics OEMs used independent printed circuit manufacturers as offload capacity for their captive facilities. During economic downturns, independent facilities lost production orders as captives produced a greater percentage of demand internally. However, as a result of outsourcing of OEM printed circuit production, the Company believes independents are less affected by unused captive capacity during market downturns than was previously the case.

     Industry sources estimate that in 1996 the world-wide market for rigid printed circuits was approximately $28.2 billion, and the domestic market for rigid printed circuits was approximately $7.1 billion. In addition, industry sources estimate that the market for more complex multilayer printed circuits (six layers and above) comprised approximately 45% of the total market in 1996, and has increased an average of 16% per year over the past two years. Despite its large size, the market for printed circuits remains highly fragmented. The Company believes that 9 North American rigid printed circuit manufacturers had annual sales in excess of $100 million in 1996, which together would represent approximately 32% of the rigid printed circuit market.

     According to industry sources, the domestic market for backplane assemblies was approximately $1.1 billion in 1995. This market is less fragmented than that of printed circuits. The Company estimates that the ten largest producers of backplane assemblies accounted for a majority of the backplane assembly production in 1996. As in the printed circuit market, OEMs have increasingly come to rely on independent producers of backplane assemblies, allowing OEMs to reduce their capital investments, improve inventory management and purchasing power and take advantage of the process technology expertise of manufacturing specialists.

     The Company considers the following trends important in understanding the electronic interconnect industry:

     Industry Consolidation. The Company believes the industry will continue to consolidate as a result of the substantial capital investment for advanced production facilities, engineering and manufacturing expertise and technology required to make increasingly sophisticated electronic interconnect products. The increased investment requirement for state-of-the-art production facilities has accelerated consolidation in the electronic interconnect industry and the exit of smaller companies. In addition, OEMs and contract manufacturers increasingly recognize that only a few suppliers of interconnect products can consistently provide timely delivery of required volumes of highly sophisticated electronic interconnect products. As a result, Hadco believes that companies with lesser financial and technical resources are likely to exit the industry and larger interconnect companies with sufficient resources will continue to gain market share.

     Increasing Demand for Single Sourcing. To avoid delays and costs during the product life-cycle, OEMs are increasingly turning to suppliers capable of producing electronic interconnect products from development, design, quick-turn prototype and pre-production through volume production and backplane assembly. The accelerated time-to-market and time-to-volume needs of OEMs have resulted in increased collaboration with qualified suppliers capable of providing a broad and integrated offering. To meet their rapidly changing electronic interconnect requirements, many OEMs have moved to limit their vendor base to a smaller number of technically qualified suppliers capable of providing both quick-turn prototype and pre-production quantities as well as cost-competitive volume production quantities.

     New and Emerging Markets. The markets for electronic products are growing as a result of new product introductions, technological change, demands for a wider variety of electronic product features, and increasingly powerful and less expensive electronic components. New markets have emerged in computing, data communications/telecommunications and multimedia. Moreover, existing industries have significantly expanded applications in areas such as computer networking and peripherals, digital and mobile communications, video-on-demand, the Internet/World Wide Web, instrumentation and industrial controls. The Company believes these new and emerging electronic product markets and applications have also contributed to the reduction in the amplitude of the electronic interconnect industry cycles.

     Greater Demand for Complex Electronic Products. Advanced communication equipment, as well as next-generation computer chips and microprocessors, require interconnect systems that operate at greater speeds and higher frequencies with minimal signal loss and distortion. Further, electronics OEMs are designing more compact and portable high performance products. The complexity of these new products requires higher performance, smaller size, greater circuit and component density, and increased reliability. These requirements necessitate greater sophistication in printed circuit manufacturing and process technologies, including advanced materials, more layers, narrower line widths and spacing, smaller vias to connect internal circuitry, and more precise positioning of traces and pads to accommodate a greater density of surface mount components. These products require increasingly advanced packaging technologies, such as Multichip Module (MCM), Tape Automated Bonding (TAB), Direct Chip Attach (DCA) and Ball Grid Array (BGA), and high frequency materials. The trend toward increasingly sophisticated products also requires greater engineering support and investment in manufacturing and process technology for suppliers to produce high-quality electronic interconnect products on-time, in volume, and at acceptable cost.

     Shorter Product Life-Cycles for Electronic Products. Rapid changes in technology have significantly shortened the life-cycle of complex electronic products and placed increased pressure on OEMs to develop new products as quickly as possible. The time-to-market considerations of OEMs have increased emphasis on the engineering and quick-turn production of small unit volumes of electronic interconnects in the prototype development stage. In addition, the success of first-to-market products has heightened the emphasis on volume manufacturing expertise and technologically advanced manufacturing infrastructure.

THE HADCO STRATEGY

     The Company's strategy is to increase sales and profitability by providing a wide range of electronic interconnect solutions and services to a broad and diversified customer base. Hadco assists customers in meeting their time-to-market and time-to-volume requirements by providing a broad and integrated offering (from development, design, quick-turn prototype and pre-production through volume production and backplane assembly). The Company believes this integrated offering gives it an important competitive advantage.

     The Company's strategy is to capitalize on major industry trends as follows:

     Serve Diversified Customer Base in High Growth Segments. The Company concentrates its marketing efforts on OEMs and contract manufacturers in segments of the electronics market characterized by high growth, rapid technological advances, short product development cycles and accelerated time-to-market and time-to-volume requirements, such as the computing (mainly workstations, servers, mainframes, storage and notebooks), data communications/telecommunications and industrial automation industries, including process controls, automotive, medical and instrumentation. Hadco (including Zycon) supplied its products and services to a diverse base of approximately 500 customers in fiscal 1996, including 77 customers with purchases in excess of $1 million. The Company's ten largest customers accounted for approximately 43% of net sales in fiscal 1996 on a pro forma basis including Zycon.

     Provide a Broad and Integrated Offering. Hadco develops and maintains long-term customer relationships by providing a full range of integrated services, from development, design, quick-turn prototype and pre-production through volume production and backplane assembly. The Company believes its broad range of integrated services adds significant value to its customers by shortening their new product development cycles, helping them to meet their time-to-market and time-to-volume requirements, lowering manufacturing costs, and providing concentrated expertise. By offering development and design services, the Company also gains early access to volume production sales opportunities, and its relationships with volume production customers create additional quick-turn and development and design sales opportunities.

     Expand Backplane Assembly Operations. To extend its integrated offering, the Company expanded backplane assembly operations. The Company believes this investment will facilitate a broader range of manufacturing services, reduce customer costs and improve product quality. With this backplane assembly expansion, the Company intends to position itself to capture an increasing share of the interconnect requirements of its customers.

     Maintain High Levels of Investment. Hadco believes its financial strength allows it to maintain leadership positions in advanced materials, process technologies and packaging through both its development activities and acquisitions. The Company (including Zycon) has invested approximately $235 million in state-of-the-art production facilities and new technologies during the past five fiscal years. These investments have increased capacity and operating efficiencies, improved management control and provided more consistent product quality. As a result, the Company believes it has become one of the few interconnect manufacturers capable of satisfying volume production, time-to-market, time-to-volume, and technology requirements of customers in the electronic interconnect industry.

     Develop Advanced Manufacturing and Process Technologies. The Company is committed to being a leader in the manufacture of advanced materials and the development of sophisticated process technologies in the electronic interconnect industry. The Company has invested in leading process technologies that enable it to cost-effectively produce high quality and technologically advanced products, thereby attracting fast growing technology customers. The Company believes its manufacturing and process capabilities provide a competitive advantage in the manufacture of complex interconnect products.

     Increase Geographic Reach. Hadco believes it is the only independent North American printed circuit manufacturer with a full service offering of quick-turn and volume printed circuit manufacturing and backplane assembly on both the East and West Coasts. In addition, its volume production facility in Malaysia, which recently commenced operations, is intended to provide the Company with access to U.S. customers expanding into Asian markets. The Company also intends to broaden its European and other international sales.

     Pursue Strategic Acquisitions. The January 1997 acquisition of Zycon provided Hadco with state-of-the-art volume printed circuit manufacturing and backplane assembly facilities on the West Coast, a new volume production facility in Malaysia, a quick-turn prototype and design facility on the East

Coast, a broader customer base, new proprietary technologies, and additional sales personnel. The Company will consider other strategic acquisitions of companies and technologies that enhance its competitive position.

PRODUCTS AND SERVICES

     The Company's products and services are designed to meet its customers' interconnect needs for complex multilayer printed circuits and backplane assemblies. Hadco offers complementary processes and capabilities that span the period from product conception through delivery of volume products. The Company's offering includes the following:

     Development. Through development groups located at various facilities, Hadco identifies, develops and markets new technologies that benefit its customers. These development groups work closely with customers during all stages of product life-cycles. For instance, process design changes and refinements required for volume production are identified and implemented prior to production. The development groups also focus on the special requirements of the Company's customers, including increasing printed circuit densities, electronic packaging and advanced materials and products. When appropriate, the development groups have coordinated the acquisition of technology licenses, filed patent disclosures and applications, and registered trademarks on behalf of the Company.

     Design. The Company provides design and engineering assistance in the early stages of product development which assures both mechanical and electrical considerations are integrated to achieve a high quality and cost effective product. The Company also evaluates customer designs for manufacturability and, when appropriate, recommends design changes to reduce manufacturing costs or lead times or to increase manufacturing yields or the quality of finished printed circuits. The Company believes that this long-term view of manufacturing and customer relationships distinguishes the Company from many manufacturers which compete primarily in the quick-turn market. By working closely with its customers, the Company also gains a better understanding of the future requirements of OEMs. This cooperative process shortens the time in transition from the development of the prototype design to volume manufacturing and facilitates the delivery of high quality products to customer premises in a timely fashion.

     Quick-Turn Prototype. Prototypes typically require lead times of three to seven days, and as short as 24 hours. The Company provides quick-turn prototype services to the product development groups of customers that require small test quantities. Hadco offers these services through its Tech Centers in Massachusetts, New Hampshire and California. Prototype development at these Centers has included multilayer printed circuits of up to 38 layers, embedded discrete components, Multichip Modules (MCM), Single Chip Carriers (SCC), planar magnetics, advanced surface finishes, and various high performance substrates for the high frequency microwave market. The Tech Centers also support advanced attachment technologies such as Tape Automated Bonding (TAB) and Direct Chip Attach (DCA). In combining the design of a printed circuit with the manufacture of the prototype, Hadco can reduce the length of the design/manufacture cycle. By working closely with customers at the design and prototype stage, the Company believes it strengthens long-term relationships with its customers and gains an advantage in securing a preferred vendor status when customers begin volume production.

     Pre-Production. Pre-production is the manufacture of limited quantities of electronic interconnects during the transition period from prototype to volume production. Pre-production generally requires quick-turn delivery to accommodate time-to-volume pressures or as a temporary solution for unforeseen customer demands. Pre-production is done in the Tech Centers and in volume production facilities.

     Volume Production. Volume production is characterized by longer lead times and increased emphasis on lower cost as the product moves to full-scale commercial production. As customers increasingly demand a quick transition from prototype to volume production, few independent manufacturers can provide complex printed circuits of 18 or more layers in the volume provided by

Hadco's larger facilities. During 1996, the Tech Centers transitioned chip attachment technologies such as Ball Grid Array (BGA), Tape Automated Bonding
(TAB) and Direct Chip Attach (DCA), and other technologies including Multichip Module (MCM) and Single Chip Carriers (SCC) to volume production. The Company operates five facilities located in California, New York, New Hampshire and Malaysia for medium and high-volume printed circuit production.

     Backplane Assembly. Backplane assemblies are generally larger and thicker printed circuits on which connectors are mounted to interconnect printed circuits, integrated circuits and other electronic components. Hadco incorporates its own printed circuits in backplane assemblies to provide customers with a high level of printed circuit technology on a quick-turn and volume basis. Net sales of backplane assemblies accounted for 6%, 7% and 17% of total Company net sales during fiscal 1994, 1995 and 1996, respectively, and for 10% on a pro forma basis including Zycon during fiscal 1996. With its backplane assembly operations, Hadco is one of a few companies that provides its customers with the strategic advantage of an integrated offering to meet their needs from development and design through volume production and backplane assembly.

     The Company's advanced process capabilities enhance each of the above services and include:

     Manufacture of High Performance Printed Circuits. The Company produces technologically advanced printed circuits primarily for the high performance market at the Tech Centers and its volume production facilities. These printed circuits, used principally in the data communications and telecommunications industries, are designed to function in high temperature environments and at higher frequencies. Materials used by the Company for these products include Teflon(R), cyanate ester, GETEK(R), liquid crystal polymers, polymides, and bismaleimide triazine epoxies.

     Development of Emerging Technologies. The Company undertakes projects to develop advanced or improved processes, materials and product lines. Buried capacitance and buried resistance are advanced materials developed by the Company to provide improved electrical performance and greater interconnect densities. Sales of buried capacitance products by the Company (including Zycon) in fiscal 1996 totaled $24.0 million, and the Company believes that buried resistance materials (ResistAIR(TM)) may generate additional future revenue. In addition, the Company is developing the MicroPath(TM) family of micro via processes, which include liquid imaging, dry film imaging, plasma etching, and laser drilling. Micro vias provide a significant increase in printed circuit density. During fiscal 1996, the Company also began to produce rigid flex printed circuit products utilizing licensed HVRFlex(TM) technology. These products enable customers to fold a printed circuit and reduce the need for cable connectors in the portable computer and telecommunications markets. See "-- Manufacturing and Facilities."

MARKETS AND CUSTOMERS

     Hadco's customers are a diverse group of OEMs and contract manufacturers in the computing (mainly workstations, servers, mainframes, storage and notebooks), data communications/telecommunications and industrial automation industries, including process controls, automotive, medical and instrumentation. The following table shows, for the periods indicated, the Company's net sales and percentage of its net sales to the principal end-user markets it serves. Except for the information under the column "Fiscal Year Ended October 26, 1996 (Pro Forma)," the information reflected in the table does not include Zycon.

                                                                                        OCTOBER 26,
                                                                                            1996
                                                                                       --------------
                                                       FISCAL YEAR ENDED,
                            -------------------------------------------------------------------------
                             OCTOBER 29,         OCTOBER 28,         OCTOBER 26,
         MARKETS                 1994                1995                1996            Pro Forma
--------------------------  --------------     ----------------     --------------
                            (Dollars in millions)
Computing.................  $ 79.8      36%    $ 84.9        32%    $119.2      34%    $148.3      26%
Contract Assembly.........    46.5      21       69.0        26      112.2      32      193.9      34
Data Communications/
  Telecommunications......    82.0      37       90.2        34       94.7      27      193.9      34
Industrial Automation.....    11.1       5       15.9         6       17.5       5       28.5       5
Other.....................     2.2       1        5.2         2        7.1       2        5.8       1
                            ------     ---     ------       ---     ------     ---     ------     ---
Total Net Sales...........  $221.6     100%    $265.2       100%    $350.7     100%    $570.4     100%
                            ======     ===     ======       ===     ======     ===     ======     ===

     The Company (including Zycon) supplied its products and services to a diverse base of approximately 500 customers in fiscal 1996, including 77 customers with purchases in excess of $1 million. The Company attempts to market its products to customers who currently have, or have the potential to achieve, significant market share in their respective industries. The following list sets forth the Company's largest customers during fiscal 1996:

Bay Networks         SCI Systems
Cabletron Systems    Solectron
Cisco Systems        Storage Technology
Compaq Computer      Sun Microsystems
Jabil Circuits       U.S. Robotics

     During fiscal 1994, 1995 and 1996, no customer accounted for more than 7%, 7% and 15%, respectively, of Hadco's net sales and the Company's ten largest customers together accounted for approximately 48%, 46% and 48%, respectively, during the same periods, and 43% in fiscal 1996 on a pro forma basis including Zycon. In fiscal 1996, one customer, Sun Microsystems, accounted for approximately 10% of the net sales of the Company (including Zycon).

SALES AND MARKETING

     The Company markets its products through its own sales and marketing organization and independent manufacturers' representatives. As of January 25, 1997, the Company employed 112 sales and marketing employees, of which 55 are direct sales representatives at eight locations. The Company is also represented by 17 independent manufacturers' representatives at 28 locations in North America, Europe, Mexico, Asia, Australia and the Middle East. Regional direct sales offices are located in the states of Arizona, California, Colorado, Georgia, Minnesota, New Hampshire, North Carolina, Pennsylvania, Texas and the Province of Ontario, Canada. The Company's sales organization is divided into four territories, and each direct sales representative and each manufacturer's representative works within one of the four territories. Each territory also has a support staff of sales engineers and technical service personnel responsible for technical liaison and problem solving, development of product and market opportunities, market research and marketing communications.

     The Company focuses on developing close relationships with customers beginning at the earliest development and design phases and continuing throughout all stages of product production. The Company's Advanced Packaging Development Group identifies, develops and markets new technologies that benefit its customers and is intended to position the Company as an important source for these solutions. This group also assists marketing efforts by hosting the Regional Technology Symposiums at which the Company's technical capabilities are presented to, and industry technical trends are discussed with, customers of the Company. These Symposiums attract engineers and designers from electronics OEMs and facilitate an interactive discussion of the latest technologies in the manufacture of complex printed circuits.

MANUFACTURING AND FACILITIES

     The need for high volume production of dense multilayer printed circuits has transformed the electronic interconnect industry into one that increasingly requires complex manufacturing processes and necessitates high levels of investment in facilities, advanced materials, production processes and product design capabilities. The Company has invested in production technology to manufacture large volumes of dense multilayer printed circuits utilizing advanced attachment strategies such as Surface Mount Technology (SMT), Tape Automated Bonding (TAB) and Ball Grid Array (BGA). The Company employs numerous advanced manufacturing techniques and systems, including Computer Aided Manufacturing (CAM) systems, Computer Integrated Manufacturing (CIM) systems, computer controlled drilling and routing, dry-film imaging, multi-purpose metals plating, high volume surface coating, dual-access electrical testing, automated optical inspection, high-volume photoimageable solder mask processing, and computer controlled high-volume lamination systems. These techniques enable Hadco to manufacture complex printed circuits of consistent quality, in high volume and on a timely basis. All of the Company's North American production facilities are ISO9002 certified. See "-- Products and Services."

     Hadco is able to provide a broad and integrated offering through a focused manufacturing strategy for each facility. The Company manufactures its products in ten facilities, consisting of five volume production facilities (in California, New Hampshire, New York and Malaysia), two backplane assembly facilities (in California and New Hampshire) and three quick-turn prototype facilities (in Massachusetts, New Hampshire and California). The production expertise of some facilities overlap, enabling Hadco to allocate production based on product type and available capacity. Each facility can focus on particular product types and respond quickly to customers' specific requirements.

     Hadco has pursued a strategy of expanding the capacity and geographic scope of its manufacturing facilities to better serve high growth segments of the electronics industry in key geographic markets. With the acquisition of Zycon, the Company added a 310,000 square foot volume production facility in California, a 180,000 square foot volume production facility in Malaysia, a 71,000 square foot quick-turn prototype facility in Massachusetts, and a 29,000 square foot backplane assembly facility in California expected to begin operations in the first half of calendar 1997. During fiscal 1996, the Company also expanded its backplane assembly facility from 40,000 to 60,000 square feet, and added two additional SMT lines, in-circuit testing capability, and numerous pieces of assembly equipment.

     In total, the Company leases or owns approximately 1.2 million square feet of manufacturing space. The Company's significant facilities are as follows:

                          FUNCTION                                 LOCATION       SQUARE FEET
------------------------------------------------------------  ------------------  -----------
Volume Production...........................................  Santa Clara and
                                                              San Jose, CA          310,000
                                                              Owego, NY             282,000*
                                                              Derry, NH             199,000
                                                              Kuching, Malaysia     180,000
                                                              Hudson, NH             52,000
Quick-Turn Prototype........................................  Haverhill, MA          71,000
                                                              Watsonville, CA        35,000
                                                              Salem, NH              27,000
Backplane Assembly..........................................  Salem, NH              60,000
                                                              Santa Clara, CA        29,000**
Administrative..............................................  Salem, NH              35,000
                                                              Santa Clara, CA        29,000**

------------
 * 27,200 feet of which is under renovation

** Under construction

     The Company owns its volume production facilities in Owego, New York and Derry, New Hampshire. The Company leases its volume production and backplane assembly facilities in Santa Clara and San Jose, California, which are located in four adjacent buildings; the leases for these four buildings expire in March 2009 and contain options to extend for up to two additional periods of five years each. The Company completed construction in calendar 1996 of its volume production facility in Kuching, Malaysia and leases the land on which this facility is located for a period of 60 years, expiring in November 2055. The Hudson, New Hampshire operations are located in two separate buildings, and their leases expire in December 1997 with options to extend until December 2000.

     Leases for the Company's quick-turn prototype facility in Haverhill, Massachusetts expire in December 2003, with options on two of the leases to extend for an additional five years and options on the third lease to extend for an additional ten years. The lease for the Watsonville, California quick-turn prototype facility expires in December 1999. The lease for the quick-turn prototype facility in Salem, New Hampshire expires in May 1999, with an option to extend until May 2004.

     The lease for the backplane assembly facility in Salem, New Hampshire expires in March 2000, with options to extend until March 2006. The leases for the Santa Clara, California buildings include the 29,000 square feet of backplane assembly operations.

     The administrative and corporate offices in Salem, New Hampshire are located in two separate buildings, which are covered by leases that expire in October 2000, with options to extend until October 2006. The leases for the Santa Clara, California buildings include the 29,000 square feet of administrative space.

     The Company also owns approximately six acres of land in Salem, New Hampshire, approximately five acres of land in Derry, New Hampshire, and approximately ten acres of land in Owego, New York.

     In fiscal 1996, the Company's capital expenditures relating to its environmental control facilities and equipment totaled approximately $1 million. The Company estimates that it will make capital expenditures with respect to its environmental control facilities and equipment of approximately $1.8 million and $700,000 in fiscal 1997 and 1998, respectively.

SUPPLIER RELATIONSHIPS

     Historically, the majority of raw materials used in the Company's manufacture of printed circuits and components used in backplane assemblies have been readily available. However, product changes and the overall demand for electronic interconnect products could increase the industry's use of new laminate materials, standard laminate materials, multilayer blanks, electronic components and other materials, and therefore such materials may not be readily available to the Company in the future. Zycon has experienced shortages of certain types of raw materials in the past. There can be no assurance that shortages of certain types of raw materials or components will not occur in the future. To date, material shortages or price fluctuations have not had a materially adverse effect on the Company, but there can be no assurance that material shortages or price fluctuations will not have a material adverse effect on the Company in the future.

     The Company works with its suppliers to develop just-in-time supply systems which reduce inventory carrying costs. The Company also maintains a Supplier Certification Program which evaluates potential vendors on the basis of such factors as quality, on-time delivery, cost, technical capability, and potential technical advancement. Certification is based on both actual performance and audits of vendors' manufacturing sites. Key suppliers are reviewed quarterly to preserve strong relationships with these suppliers and maintain regular dialogue on quality, cost and technical advancement issues. Many suppliers attend the Company's Supplier Symposium, where the Company's goals and objectives are discussed with vendors.

COMPETITION

     The electronic interconnect industry is highly fragmented and characterized by intense competition. The Company believes that its major competitors are the large U.S. and international independent and captive producers that also manufacture multilayer printed circuits and provide backplane and other electronic assemblies. Some of these competitors have significantly greater financial, technical and marketing resources, greater name recognition and a larger installed customer base than the Company. In addition, these competitors may have the ability to respond more quickly to new or emerging technologies, may adapt more quickly to changes in customer requirements and may devote greater resources to the development, promotion and sale of their products than the Company.

     During periods of recession or economic slowdown in the electronics industry and other periods when excess capacity exists, electronics OEMs become more price sensitive, which could have a material adverse effect on interconnect pricing. In addition, the Company believes that price competition from printed circuit manufacturers in Asia and other locations with lower production costs may play an increasing role in the printed circuit markets in which the Company competes. The Company's basic interconnect technology is generally not subject to significant proprietary protection, and companies with significant resources or international operations may enter the market. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could materially adversely affect the Company's business, financial condition and results of operations.

     The demand for printed circuits has continued to be affected by the development of smaller, more powerful electronic components requiring less printed circuit area. Expansion of the Company's existing products or services could expose the Company to new competition. Moreover, new developments in the electronics industry could render existing technology obsolete or less competitive and could potentially introduce new competition into the industry. There can be no assurance that the Company will continue to compete successfully against present and future competitors or that competitive pressures faced by the Company will not have a material adverse effect on the Company's business, financial condition and results of operations.

     Hadco competes on the basis of product quality, timeliness of delivery, price, customer technical support and its integrated offering, from development and design through volume production and backplane assembly.

PRODUCT PROTECTION

     The Company has obtained four United States and one foreign patent with respect to its buried capacitance technology. Although Hadco seeks to protect certain proprietary technology and other intangible assets through patents and trademark filings, it has relatively few patents and relies primarily on trade secret protection. There can be no assurance that the Company will be able to protect its trade secrets or that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets. The future success of the Company will depend on the continued development of processes and capabilities. The Company believes that its accumulated experience with respect to materials and process technology is also important to its operations.

RELEASED BACKLOG

     The Company's released backlog as of January 25, 1997 was $129.1 million (including Zycon), compared with $96.9 million (excluding Zycon) as of January 27, 1996. The Company anticipates delivering approximately 90% of its released backlog during its second quarter of fiscal 1997. Released backlog consists of orders for which artwork has been received, a delivery date has been scheduled and the Company anticipates it will manufacture and deliver the order. Cancellation and postponement charges, to the extent they exist with respect to released backlog, generally vary depending upon the time of cancellation or postponement, and a significant portion of the Company's released backlog at any time may be subject to cancellation or postponement without penalty. Variations in the size, timing and delivery schedules of purchase orders received by the Company, as well as changes in customers' delivery requirements, may result in substantial fluctuations in released backlog from period to period. Accordingly, the Company believes that released backlog is not a meaningful indicator of future quarterly or annual financial results.

EMPLOYEES

     As of January 25, 1997, the Company had 5,410 employees, compared to 2,487 employees as of January 27, 1996. The employees are not represented by a union, and the Company has never experienced any labor problems resulting in a work stoppage.

ENVIRONMENTAL MATTERS

     The Company is required to comply with all federal, state, county and municipal regulations regarding protection of the environment. There can be no assurance that more stringent environmental laws will not be adopted in the future and, if adopted, the costs of compliance with more stringent environmental laws could be substantial. Waste treatment and disposal are major considerations for printed circuit manufacturers. The Company uses chemicals in the manufacture of its products that are classified by the Environmental Protection Agency (EPA) as hazardous substances. The Company is aware of certain chemicals that exist in the ground at certain of its facilities. The Company has notified various governmental agencies and continues to work with them to monitor and resolve these matters. During March 1995, the Company received a Record Of Decision (ROD) from the New York State Department of Environmental Conservation (NYSDEC), regarding soil and groundwater contamination at its Owego, New York facility. Based on a Remedial Investigation and Feasibility Study (RIFS) for apparent on-site contamination at that facility and a Focused Feasibility Study (FFS), each prepared by environmental consultants of the Company, the NYSDEC has approved a remediation program of groundwater withdrawal and treatment and iterative soil flushing. The Company recently executed a Modification of the Order on Consent to implement the approved ROD. The cost, based upon the FFS, to implement this remediation is estimated to be $4.6 million, and is expected to be expended as follows: $260,000 for capital equipment and $4.3 million for operation and maintenance costs which will be incurred and expended over the estimated life of the program of 30 years. NYSDEC has requested that the Company consider taking additional samples from a wetland area near the Company's Owego facility. Analytical reports of earlier sediment samples indicated the presence of certain inorganics. There can be no assurance that the Company and/or other third parties will not be required to conduct additional investigations and remediation at that location, the costs of which are currently indeterminable due to the numerous variables described in the fifth paragraph of this "-- Environmental Matters" section.

     From 1974 to 1980, the Company operated a printed circuit manufacturing facility in Florida as a lessee of property that is now the subject of a pending lawsuit ("the Florida Lawsuit") and investigation by the Florida Department of Environmental Protection (FDEP). On June 9, 1992, the Company entered into a Cooperating Parties Agreement in which it and Gould, Inc., another prior lessee of the site have agreed to fund certain assessment and feasibility study activities at the site, and an environmental consultant has been retained to perform such activities. The cost of such activities is not expected to be material to the Company. In addition to the Cooperating Parties Agreement, Hadco and others are participating in alternative dispute resolution regarding the site with an independent mediator. In connection with the mediation, in February 1992 the FDEP presented computer-generated estimates of remedial costs, for activities expected to be spread over a number of years, that ranged from approximately $3.3 million to $9.7 million. Mediation sessions were conducted in March 1992 but have been suspended during the ongoing assessment and feasibility activities. Management believes it is likely that it will participate in implementing a continuing remedial program for the site, the costs of which are currently unknown. In June 1995, Hadco was named a third-party defendant in the Florida Lawsuit. See "-- Legal Proceedings."

     The Company has commenced the operation of a groundwater extraction system at its Derry, New Hampshire facility to address certain groundwater contamination and groundwater migration control issues. Because of the uncertainty regarding both the quantity of contaminants beneath the building at the site and the long-term effectiveness of the groundwater migration control system the Company has installed, it is not possible to make a reliable estimate of the length of time remedial activity will have to be performed. However, it is anticipated that the groundwater extraction system will be operated for at least 30 years. There can be no assurance that the Company will not be required to conduct additional investigations and remediation relating to the Derry facility. The total costs of such groundwater extraction system and of conducting any additional investigations and remediation relating to the Derry facility are not fully determinable due to the numerous variables described in the fifth paragraph of this "-- Environmental Matters" section.

     The City of Santa Clara has adopted an ordinance that, as of April 1, 1997, significantly reduces the amount of waste, including copper and nickel, that companies such as the Company may discharge into the city sanitary sewer. The new ordinance provides for substantial penalties for intentional or negligent violations. These penalties include fines ranging from $10,000 to $50,000 per day, revocation of required business permits, the issuance of a cease and desist order and, under certain circumstances, up to nine months imprisonment. Under the new ordinance, the Company is subject to stringent requirements on the amount of water it can discharge and is required to substantially reduce the concentrations of certain chemicals, including copper and nickel, which it currently discharges. Under the new ordinance, the concentration limit for Hadco's copper discharge is reduced from 2.70 milligrams per liter to 1.02 milligrams per liter, and the concentration limit for Hadco's nickel discharge is reduced from 2.60 milligrams per liter to 0.02 milligrams per liter. The Company believes that by using a combination of existing and developing technologies, including established methods for the chemical removal of copper, it will be able to meet the concentration standards by April 1, 1997, the required date of compliance. However, there can be no assurances that the Company will be able to comply with the reduced discharge levels mandated by the ordinance or that the costs of complying with the new ordinance will not exceed the Company's current estimate.

     The Company accrues estimated costs associated with known environmental matters, when such costs can be reasonably estimated. The cost estimates relating to future environmental clean-up are subject to numerous variables, the effects of which can be difficult to measure, including the stage of the environmental investigations, the nature of potential remedies, possible joint and several liability, the magnitude of possible contamination, the difficulty of determining future liability, the time over which remediation might occur, and the possible effects of changing laws and regulations.

     Management believes the ultimate disposition of above known environmental matters described in this "-- Environmental Matters" section will not have a material adverse effect upon the liquidity, capital resources, business or consolidated financial position of the Company. However, one or more of such environmental matters could have a significant negative impact on the Company's consolidated financial results for a particular reporting period. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and Note 9 of Notes to the Company's Consolidated Financial Statements.

     The Company plans additional capital expenditures during fiscal 1997 to further reduce air emissions and reduce waste generation. See discussion under "-- Manufacturing and Facilities" concerning the Company's capital expenditures relating to environmental control facilities and equipment, and under "-- Legal Proceedings" relating to lawsuits regarding environmental matters.

LEGAL PROCEEDINGS

     The Company is one of 33 entities which have been named as potentially responsible parties in a lawsuit pending in the federal district court of New Hampshire concerning environmental conditions at the Auburn Road, Londonderry, New Hampshire landfill site. Local, state and federal entities and certain other parties to the litigation seek contribution for past costs, totaling approximately $20 million, allegedly incurred to assess and remediate the Auburn Road site. In December 1996, following publication and comment period, the EPA amended the ROD to change the remedy at the Auburn Road site from active groundwater remediation to future monitoring. Other parties to the lawsuit also allege that future monitoring will be required. The Company is contesting liability, but is participating in mediation with 27 other parties in an effort to resolve the lawsuit.

     In connection with the Florida Lawsuit pending in the Circuit Court for Broward County, Florida, Hadco and Gould, Inc., another prior lessee of the site of the printed circuit manufacturing facility in Florida, was each served with a third-party complaint in June 1995, as third-party defendants in such pending Florida Lawsuit by a party who had previously been named as a defendant when the Florida Lawsuit was commenced in 1993 by the FDEP. The Florida Lawsuit seeks damages relating to environmental pollution and FDEP costs and expenses, civil penalties, and declaratory and injunctive relief to require the parties to complete assessment and remediation of soil and groundwater contamination. The other parties include alleged owners of the property. "See
Business -- Environmental Matters."

     In March 1993, the EPA notified Zycon of its potential liability for maintenance and remediation costs in connection with a hazardous waste disposal facility operated by Casmalia Resources, a California Limited Partnership, in Santa Barbara County, California. The EPA identified Zycon as one of the 65 generators which had disposed the greatest amounts of materials at the site. Based on the total tonnage contributed by all generators, Zycon's share is estimated at approximately 0.2% of the total weight.

     The Casmalia site was regulated by the EPA during the period when the material was accepted. There is no allegation that Zycon violated any law in the disposal of material at the site, rather the EPA's actions stemmed from the fact that Casmalia Resources may not have the financial means to implement a closure plan for the site and because of Zycon's status as a generator of hazardous waste.

     In September 1996, a Consent Decree among the EPA and 48 entities (including Zycon) acting through the Casmalia Steering Committee (CSC) was lodged with the United States District Court in Los Angeles, California, which must approve the agreement. Although this approval is pending, work has started under the Consent Decree. The Consent Decree sets forth the terms and conditions under which the CSC will carry out work aimed at final closure of the site. Certain closure activities will be performed by the CSC. Later work will be performed by the CSC, if funded by other parties. Under the Consent Decree, the settling parties will work with the EPA to pursue the non-settling parties to ensure they participate in contributing to the closure and long-term operation and maintenance of the facility.

     The EPA will continue as the lead regulatory agency during the final closure work. Because long-term maintenance plans for the site will not be determined for a number of years, it has not yet been decided which regulatory agency will oversee this phase of the work plan or how the long-term costs will be funded. However, the agreement provides a mechanism for ensuring that an appropriate federal, state or local agency will assume regulatory responsibility for long-term maintenance.

     The future costs in connection with the lawsuits described in the preceding paragraphs are currently indeterminable due to such factors as the unknown timing and extent of any future remedial actions which may be required, the extent of any liability of the Company and of other potentially responsible parties, and the financial resources of the other potentially responsible parties.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:

                NAME                  AGE                          POSITION
------------------------------------  ---   ------------------------------------------------------
Horace H. Irvine II(3)..............  59    Chairman of the Board of Directors
Andrew E. Lietz(3)..................  58    President, Chief Executive Officer and Director
Timothy P. Losik....................  38    Vice President, Chief Financial Officer and Treasurer
James R. Griffin....................  46    Vice President
Richard P. Saporito.................  43    Vice President
James C. Hamilton...................  59    Clerk
Lawrence Coolidge(2)(3).............  60    Director
J. Stanley Hill(1)(2)(4)............  82    Director
John O. Irvine(2)(4)................  55    Director
Mikael Salovaara....................  42    Director
John F. Smith(1)(4).................  61    Director
Oliver O. Ward(1)(2)................  61    Director
Patrick Sweeney.....................  61    Director
John E. Pomeroy.....................  55    Director
James C. Taylor.....................  58    Director

------------

(1) Member of Audit Committee.

(2) Member of Compensation Committee.

(3) Member of Nominating Committee.

(4) Member of Stock Option Committee.

     Mr. Horace H. Irvine II is a founder of the Company and has been its Chairman of the Board since the Company was incorporated in 1966, and its Chief Executive Officer from 1966 until 1986. He was President of the Company from 1966 until 1980 and Treasurer of the Company from 1966 until 1984. He is Chairman of the Nominating Committee of the Board of Directors.

     Mr. Lietz joined the Company in 1984 and has been President and Chief Executive Officer of the Company since October 1995. From July 1991 to October 1995 Mr. Lietz was the Chief Operating Officer and a Vice President of the Company. He has been a director of the Company since February 1993. Prior to joining the Company, Mr. Lietz spent 20 years employed by IBM where he held various sales, marketing and management positions.

     Mr. Losik joined the Company in 1986 and has been the Chief Financial Officer, Vice President and Treasurer of the Company since March 1994. He was the Controller of the Company from June 1992 to March 1994 and a Corporate Accounting Manager from March 1988 to June 1992. Mr. Losik is a certified public accountant. From 1979 to 1986, Mr. Losik held various positions, including partner, in public accounting firms.

     Mr. Griffin joined the Company in 1979 and has been a Vice President of the Company since August 1991. He was the Director of Marketing Programs of the Company from 1989 to 1991.

     Mr. Saporito joined the Company in 1987 and has been a Vice President of the Company since December 1991. He was the Director of Human Resources of the Company from 1989 to 1991.

     Mr. Hamilton has been the Clerk of the Company since 1966. He is a partner in the law firm of Berlin, Hamilton & Dahmen, LLP, general counsel to the Company.

     Mr. Coolidge has been a director of the Company since 1995. He is Chairman of the Long-Term Planning and Strategy Committee of the Board of Directors. He has been the president and a private trustee of Loring, Wolcott & Coolidge Office, a fiduciary services provider, since 1962. On August 1, 1994, Mr. Coolidge became an associate of Loring, Wolcott & Coolidge Fiduciary Advisors, a registered investment advisor.

     Mr. Hill has been a director of the Company since 1981. He is Chairman of the Audit and Stock Option Committees of the Board of Directors. During the past 27 years, he has been president of Digiplan Inc., a private consultant to the computer users' industry.

     Mr. John O. Irvine has been a director of the Company since 1973. During the past six years, he has been president of Little Mountain Bancshares Inc. of Monticello, Minnesota, a bank holding company. Mr. Irvine is the brother of Horace H. Irvine II.

     Mr. Salovaara has been a director of the Company since 1995. He has been a founding partner of Greycliff Partners, an investment advisor, since December 1991. He was a partner of Goldman Sachs & Co., an investment banking firm, from 1988 to 1991. Mr. Salovaara is also a director of Granite Broadcasting Corporation and Circuit City Stores, Inc.

     Mr. Smith has been a director of the Company since 1995. He has been the president of MYCOS International, Inc., a property development corporation, since April 1993, and president of PerSeptive Biosystems, Inc., a biotechnology company, since July 1996. In April 1993, Mr. Smith retired as Senior Vice President and Chief Operating Officer of Digital Equipment Corporation, a computer company, in which capacities he had served since 1991. He began his career at Digital Equipment Corporation in 1958 and served in various other senior management positions from 1976 to 1991. Mr. Smith is also a director of Ansys Corporation, Instron Corporation, PerSeptive Biosystems, Inc. and Sequoia Systems, Inc.

     Mr. Ward has been a director of the Company since 1987. He is Chairman of the Compensation, Executive and Finance Committees of the Board of Directors. He was a founder and has served as chairman of the board, chief executive officer and president of Germanium Power Devices Corp., a manufacturer and marketer of germanium semiconductors, since 1973.

     Mr. Sweeney has been a director of the Company since 1991. He was President and Chief Executive Officer of the Company from 1991 until October 1995, and Chief Operating Officer from July 1990 to July 1991. He is currently a consultant to the Company.

     Mr. Pomeroy has been a director of the Company since September 1996. He has been president and chief executive officer of Dover Technologies, a group of manufacturing companies and a subsidiary of Dover Corporation, since 1987. Mr. Pomeroy is also a director of Adept Technologies, Inc.

     Mr. Taylor has been a director of the Company since December 1996. He has been an advisory director at Downer and Company, an investment banking firm, since 1995. He was a managing director of Burns Fry Limited, an investment banking firm, from 1988 to 1994.

     Mr. John O. Irvine and Mr. Salovaara are not standing for re-election as directors of the Company at the Annual Meeting of Stockholders to be held on February 26, 1997, and thus will no longer be directors of the Company effective as of that date.

     Directors are elected annually and hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified, or until their earlier removal or resignation. Executive officers are elected to serve at the pleasure of the Board of Directors. Horace H. Irvine II and John O. Irvine are brothers. There are no other family relationships among any of the directors and executive officers of the Company.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information with respect to beneficial ownership of the Company's outstanding Common Stock as of January 24, 1997, and as adjusted to reflect the sale of the Common Stock offered hereby, by
(i) each person who is known by the Company to beneficially own more than 5% of the Company's Common Stock, (ii) each director and executive officer of the Company, (iii) the Chief Executive Officer, and (iv) all the directors and executive officers of the Company as a group. Except as otherwise provided below, the address of each person listed below is c/o Hadco Corporation, 12A Manor Parkway, Salem, New Hampshire 03079.

                                                                         PERCENT OF SHARES
                                                                        BENEFICIALLY OWNED
                                                NUMBER OF SHARES     -------------------------
                                                  BENEFICIALLY       PRIOR TO        AFTER
                NAMES OR GROUP                      OWNED(1)         OFFERING     OFFERING(16)
----------------------------------------------  ----------------     --------     ------------
Horace H. Irvine II...........................        923,512(2)        8.8%           7.4%
J&W Seligman & Co. Incorporated...............        702,100+          6.7            5.6
  100 Park Avenue
  New York, NY 10017
FMR Corp......................................        675,800(3)        6.5            5.4
  82 Devonshire Street
  Boston, MA 02109
Nicholas Applegate Capital Management.........        528,200+          5.1            4.2
  600 West Broadway, 29th Floor
  San Diego, CA 03079
Andrew E. Lietz...............................        165,146(4)        1.6            1.3
Patrick Sweeney...............................         27,000             *              *
Timothy P. Losik..............................         26,775(5)          *              *
James R. Griffin..............................         39,746(6)          *              *
Richard P. Saporito...........................         23,650(7)          *              *
John O. Irvine(8).............................        115,000(9)        1.1              *
J. Stanley Hill...............................         41,000(10)         *              *
Oliver O. Ward................................          3,000(11)         *              *
Lawrence Coolidge.............................        240,158(12)       2.3            1.9
Mikael Salovaara..............................          3,100             *              *
John F. Smith.................................          9,000(13)         *              *
John E. Pomeroy...............................          3,000(14)         *              *
James C. Taylor...............................          3,000(14)         *              *
James C. Hamilton.............................        241,408(12)       2.3            1.9
All directors and executive officers as a
  group (15 persons)..........................      1,635,337(15)      15.3%          12.9%
                                                =================    ========     ============

------------
 * Represents less than 1% of the outstanding shares of the Company's Common Stock.

 +  Information obtained from a Schedule 13G filed February 4, 1997.

 (1) Except as indicated in footnotes to this table, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock owned.

 (2) Includes 124,855 shares held in a voting trust for the benefit of Andrea P. Irvine. Horace H. Irvine II, who is the sole trustee of such trust and retains sole voting power with respect to the shares held in such trust, disclaims beneficial ownership of such shares. Does not include 229,158 shares held in irrevocable trusts for the benefit of members of Horace H. Irvine II's family. Horace H. Irvine II, who is not a trustee of such trusts, disclaims beneficial ownership of such

     229,158 shares. James C. Hamilton, Clerk and a partner in Berlin, Hamilton & Dahmen, LLP, which is general counsel to the Company, Lawrence Coolidge, a Director of the Company, and Gilbert M. Roddy, Jr. are co-trustees of these irrevocable trusts. Horace H. Irvine II retains no voting or dispositive power with respect to these shares. All voting rights under these trusts reside in Messrs. Hamilton, Coolidge and Roddy, who have the right to dispose of such shares. Messrs. Coolidge and Hamilton own 11,000 and 12,250 shares, respectively, as individuals, in addition to the shares they hold as co-trustees. Mr. Coolidge's 11,000 shares include 6,000 shares issuable upon the exercise of stock options that will become exercisable within 60 days after January 24, 1997.

 (3) According to information provided to the Company by FMR Corp., as of January 24, 1997, FMR Corp. beneficially owned 675,800 shares of the Common Stock of the Company. Includes 608,200 shares beneficially owned by Fidelity Management & Research Company, as a result of its serving as an investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940 and as an investment adviser to certain other funds which are generally offered to limited groups of investors. Also includes 67,600 shares beneficially owned by Fidelity Management Trust Company as a result of its serving as trustee or managing agent for various private investment accounts, primarily employee benefit plans, and as an investment adviser to certain other funds which are generally offered to limited groups of investors. FMR Corp. has sole voting power with respect to 11,600 shares and sole dispositive power with respect to 675,800 shares.

 (4) Includes 134,746 shares issuable upon the exercise of stock options granted to Mr. Lietz that are currently exercisable or will become exercisable within 60 days after January 24, 1997 and 30,000 shares held by a trust of which Mr. Lietz is the sole trustee and sole beneficiary.

 (5) Includes 22,775 shares issuable upon the exercise of stock options granted to Mr. Losik that are currently exercisable or will become exercisable within 60 days after January 24, 1997 and 4,000 shares held jointly with Mr. Losik's spouse.

 (6) Includes 37,300 shares issuable upon the exercise of stock options granted to Mr. Griffin that are currently exercisable or will become exercisable within 60 days after January 24, 1997.

 (7) Includes 23,450 shares issuable upon the exercise of stock options granted to Mr. Saporito that are currently exercisable or will become exercisable within 60 days after January 24, 1997.

 (8) Horace H. Irvine II and John O. Irvine are brothers.

 (9) Includes 15,000 shares issuable upon the exercise of stock options granted to John O. Irvine that are currently exercisable or will become exercisable within 60 days after January 24, 1997.

(10) Includes 10,000 shares issuable upon the exercise of stock options granted to Mr. Hill that are currently exercisable or will become exercisable within 60 days after January 24, 1997. Does not include 20,000 shares owned by Mr. Hill's wife, as to which Mr. Hill disclaims beneficial ownership.

(11) Consists of 3,000 shares issuable upon the exercise of stock options granted to Mr. Ward that are currently exercisable or will become exercisable within 60 days after January 24, 1997.

(12) See footnote (2) above.

(13) Consists of 9,000 shares issuable upon the exercise of stock options granted to Mr. Smith that are currently exercisable or will become exercisable within 60 days after January 24, 1997.

(14) Consists of 3,000 shares issuable upon the exercise of stock options granted to each of Messrs. Pomeroy and Taylor that are currently exercisable or will become exercisable within 60 days after January 24, 1997.

(15) Includes 229,158 shares held by Mr. Coolidge, Mr. Hamilton, and Gilbert M. Roddy, Jr., as co-trustees and 124,855 shares held by Horace H. Irvine II as trustee. Includes 6,000 shares issuable upon the exercise of stock options granted to Mr. Coolidge that are currently exercisable or will become exercisable within 60 days after January 24, 1997. See footnote (2) above. Includes 134,746 shares issuable upon the exercise of stock options granted to Andrew E. Lietz, that are currently exercisable or will become exercisable within 60 days after January 24, 1997. See footnote (4) above. Includes 22,775 shares issuable upon the exercise of stock options granted to Mr. Losik that are currently exercisable or will become exercisable within 60 days after January 24, 1997. See footnote (5) above. Includes 37,300 shares issuable upon the exercise of stock options granted to Mr. Griffin that are currently exercisable or will become exercisable within 60 days after January 24, 1997. See footnote (6) above. Includes 23,450 shares issuable upon the exercise of stock options granted to Mr. Saporito that are currently exercisable or will become exercisable within 60 days after January 24, 1997. See footnote (7) above. Includes 15,000 shares issuable upon the exercise of currently exercisable stock options granted to Mr. John O. Irvine. See footnote (9) above. Includes 10,000 shares issuable upon the exercise of stock options granted to Mr. Hill. See footnote (10) above. Includes 3,000 shares issuable upon the exercise of stock options granted to Mr. Ward. See footnote (11) above. Includes 9,000 shares issuable upon the exercise of stock options granted to Mr. Smith that are currently exercisable or will become exercisable within 60 days after January 24, 1997. See footnote (13) above. Includes an aggregate of 6,000 shares issuable upon the exercise of currently exercisable stock options granted to each of Messrs. Pomeroy and Taylor. See footnote (14) above.

(16) The above table assumes no exercise of the over-allotment options. If the Common Stock Underwriters exercise their over-allotment options in full, the number of shares offered, the number of shares beneficially owned after the Common Stock Offering, and the percent of shares beneficially owned after the offering for each of the Selling Stockholders would be: (a) Horace H. Irvine II -- 100,000, 823,515, 6.6%; (b) certain trusts for the benefit of members of Horace H. Irvine II's family -- 35,000, 194,158, 1.5%; (c) Andrew E. Lietz -- 40,000, 125,146, 1.0%; (d) J. Stanley
     Hill -- 10,000, 31,000,*%; (e) James C. Hamilton -- 3,000, 203,408, 1.6%;
     and (f) Kenneth Ogle -- 14,600,16,400,*%; and the percent of shares beneficially owned after the Common Stock Offering by all directors and executive officers as a group will be 11.3% if the Common Stock Underwriters exercise their over-allotment options in full.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 25,000,000 shares of Common Stock, $.05 par value. As of January 24, 1997, there were 10,444,188 shares of Common Stock of the Company outstanding held by approximately 345 holders of record.

COMMON STOCK

     Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. Voting rights are not cumulative, so that the holders of a majority of the voting power of the Company could elect all the Directors standing for election at any annual or special meeting of stockholders, and the holders of the remaining shares may not be able to elect any Director. Dividends may be paid to the holders of Common Stock only when and if declared by the Board of Directors out of funds legally available therefor. No cash dividends have ever been paid by the Company on its Common Stock. See "Dividend Policy." Holders of Common Stock have no preemptive, conversion or other rights to subscribe for additional shares of stock or other securities of the Company. Shares of Common Stock are not subject to any redemption provisions. No share of Common Stock outstanding on the date hereof, sold in the Common Stock Offering or issuable on conversion of any Note is or will be subject to any call or assessment. In the event of any liquidation, dissolution or winding up of the affairs of the Company, the holders of Common Stock will be entitled to share ratably in all assets remaining after provision for payment of creditors.

MASSACHUSETTS LAW

     The Company is subject to the provisions of Chapter 110F of the Massachusetts General Laws, the so-called Business Combination Statute. Under Chapter 110F, a Massachusetts corporation with over 200 stockholders, such as the Company, may not engage in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (i) the interested stockholder obtains the approval of the Board of Directors prior to becoming an interested stockholder, (ii) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time it becomes an interested stockholder, or (iii) the business combination is approved by both the Board of Directors and the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 5% or more of the outstanding voting stock of the corporation. A "business combination" includes a merger, a stock or assets sale, and other transactions resulting in a financial benefit to the stockholder.

     The Company is subject to the provisions of Chapter 110D of the Massachusetts General Laws, entitled "Regulation of Control Share Acquisitions." In general, this statute provides that any stockholder of a corporation subject to this statute who acquires 20% or more of the outstanding voting stock of a corporation (except in certain transactions) may not vote such stock unless the stockholders of the corporation so authorize. The Board of Directors may amend the Company's By-laws at any time to exclude the Company from this statute prospectively.

     On April 18, 1990, Massachusetts enacted Chapter 156B sec.50A of the Massachusetts General Laws which, in general, requires that publicly held Massachusetts corporations have a classified board of directors consisting of three classes as nearly equal in size as possible. Once the corporation is subject to the classified board provisions of this statute, directors may be removed by a majority vote of the stockholders only for cause. This statute provides that a corporation may elect to be exempt from the classified board provisions by a vote of its directors. By vote of the Board of Directors, the Company has elected to be exempt from the classified board provisions of this statute.

STOCKHOLDER RIGHTS PLAN

     On August 22, 1995, the Company's Board of Directors adopted a Stockholder Rights Plan (the "Rights Plan"), the adoption of which did not require stockholder approval, under which Common Stock Purchase Rights (the "Rights") were distributed as a Rights dividend on September 11, 1995 at the rate of one Right for each share of Common Stock held as of the close of business on that date.

     The Rights Plan is designed to prevent an acquirer from gaining control of the Company without offering a fair price to all of the Company's stockholders. The Rights Plan was not adopted by the Board in response to any specific offer or threat, but rather is intended to protect the interests of stockholders in the event the Company is confronted in the future with takeover tactics.

     Each Right will entitle holders of Common Stock to buy one share of Common Stock of the Company at an exercise price of $130. The Rights will be exercisable only after 10 days following a public announcement that a person or group has acquired more than 20% (exempting the stock ownership of Horace H. Irvine II, the founder and Chairman of the Board of the Company, and certain related persons and entities) of the Common Stock (the "Stock Acquisition Date"), or 10 business days after such person or group announces a tender or exchange offer which would result in its ownership of 25% or more of the Common Stock, or 10 business days after a person owning 10% or more of the Common Stock is determined by the Board to be an "Adverse Person," as defined in the Rights Plan.

     If any person or group becomes the beneficial owner of 25% or more of the Company's Common Stock except pursuant to a tender offer for all shares at a price that a majority of the independent directors determines to be fair; if a more-than-20% stockholder engages in a merger with the Company in which the Company survives and its Common Stock remains outstanding and unchanged; if certain other events involving the Company and a more-than-20% stockholder occur; or, if under certain circumstances, the Board determines a 10% or more stockholder to be an Adverse Person, then each Right not owned by such person or related parties will entitle its holder to purchase, at the then current exercise price of the Right, Common Stock of the Company (or, in certain circumstances as determined by the Board, including the failure of the stockholders to increase the authorized Common Stock as proposed herein, a combination of cash, property, Common Stock or other securities or a reduction in the exercise price) having a value of twice the Right's exercise price. In such circumstances, the Company may also exchange one share of Common Stock for each Right outstanding. In addition, if the Company is involved in a merger or other business combination transaction with another person in which its Common Stock is changed or converted, or sells or transfers more than 50% of its assets or earning power to another person, each Right that has not previously been exercised will entitle its holder to purchase, at the then current exercise price of the Right, shares of Common Stock of such other person having a value of twice the Right's exercise price.

     In general, the Company can redeem the Rights at $0.01 per Right at any time prior to ten days following the Stock Acquisition Date. The Rights will expire on September 11, 2005, unless earlier redeemed or exchanged.

     The Rights have certain anti-takeover effects, in that they can cause substantial dilution to a person or group that attempts to acquire a significant interest in the Company on terms not approved by the Board of Directors.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock is The First National Bank of Boston.

                              DESCRIPTION OF NOTES

     The Notes are to be issued under an indenture to be dated as of           ,
1997 (the "Indenture"), between the Company and State Street Bank and Trust Company, as trustee (the "Trustee"), a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The terms of the Notes will include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"), as in effect on the date of the Indenture. The Notes will be subject to all such terms, and holders of the Notes are referred to the Indenture and the TIA for a statement of such terms. The following is a summary of important terms of the Notes and does not purport to be complete and is qualified in its entirety by reference to the Indenture and the TIA. Reference should be made to all provisions of the Indenture, including the definitions therein of certain terms and all terms made a part of the Indenture by reference to the TIA. As used in this "Description of Notes," the term "Company," unless otherwise indicated or the context otherwise requires, refers only to Hadco Corporation and does not include any of its subsidiaries including Zycon.

GENERAL

     The Notes will be general unsecured obligations of the Company subordinate in right of payment to certain other obligations of the Company as described under "-- Subordination," and convertible into Common Stock as described under "-- Conversion." The Notes will be limited to $100,000,000 aggregate principal amount ($115,000,000 if the over-allotment option is exercised in full), will be issued in fully registered form only in denominations of $1,000 or any integral
multiple thereof and will mature on           , 2004, unless earlier redeemed at
the option of the Company or repurchased by the Company at the option of the holder upon a Designated Event (as defined).

     The Notes will bear interest from           , 1997 at the annual rate set
forth on the cover page hereof, payable semiannually on           and
          , commencing on           , 1997, to holders of record at the close of
business on the preceding           and           , respectively (subject to
certain exceptions in the case of conversion, redemption or repurchase of such Notes prior to the applicable interest payment date). Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     Principal of and premium, if any, and interest on the Notes will be payable, and the transfer of Notes will be registrable, and the Notes may be presented for conversion, at the office or agency of the Company maintained for such purposes in the Borough of Manhattan, State of New York, which shall initially be an office or agency of the Trustee. In addition, payment of interest may, at the option of the Company, be made by check mailed to the address of the person entitled thereto as it appears in the Note register, provided that the holder of Notes with an aggregate principal amount in excess of $2,000,000 shall, at the election of such holder, be paid by wire transfer in immediately available funds.

     No service charge will be made for any registration or transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. The Company is not required to exchange or register the transfer of (i) any Note for a period of 15 days next preceding any selection of Notes to be redeemed, (ii) any Note or portion thereof selected for redemption, (iii) any Note or portion thereof surrendered for conversion, or (iv) any Note or portion thereof surrendered for repurchase (and not withdrawn) in connection with a Designated Event.

     The Indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of securities of the Company or the incurrence of Senior Indebtedness. The Indenture contains no covenants or other provisions to afford protection to holders of Notes in the event of a highly leveraged transaction or a change in control of the Company except to the limited extent described under "-- Repurchase at Option of Holders Upon a Designated Event" below.

CONVERSION

     The holders of Notes will be entitled at any time through the close of business on the final maturity date of the Notes, subject to prior redemption or repurchase, to convert any Notes or portions thereof (in denominations of $1,000 or multiples thereof) into Common Stock of the Company, at the conversion price set forth on the cover page of this Prospectus, subject to adjustment as described below. Except as described below, no adjustment will be made on conversion of any Notes for interest accrued thereon or for dividends on any Common Stock issued. If Notes are converted after a record date for the payment of interest and on or prior to the close of business on the business day prior to the next succeeding interest payment date, such Notes, other than Notes called for redemption during such period, when submitted for conversion by the holder, must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted. No such
payment will be required with respect to interest payable on           , 2000.
The Company is not required to issue fractional shares of Common Stock upon conversion of Notes and, in lieu thereof, will pay a cash adjustment based upon the market price of the Common Stock on the last business day prior to the date of conversion. In the case of Notes called for redemption, conversion rights will expire at the close of business on the business day preceding the date fixed for redemption, unless the Company defaults in payment of the redemption price in which case the conversion right shall terminate on the date such default is cured and such Note is redeemed. A Note for which a holder has delivered a Designated Event purchase notice exercising the option of such holder to require the Company to repurchase such Note may be converted only if such notice is withdrawn by a written notice of withdrawal delivered by the holder to the Company prior to the close of business on the business day preceding the date fixed for repurchase.

     The right of conversion attaching to any Note may be exercised by the holder by delivering the Note at the specified office of a conversion agent, accompanied by a duly signed and completed notice of conversion, together with any funds that may be required as described in the preceding paragraph. The conversion date shall be the date on which the Note, the duly signed and completed notice of conversion and any funds that may be required as described in the preceding paragraph shall have been so delivered. A holder delivering a Note for conversion will not be required to pay any taxes or duties payable in respect of the issue or delivery of Common Stock on conversion, but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Common Stock in a name other than the holder of the Note. Certificates representing shares of Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.

     The initial conversion price of $          per share of Common Stock is
subject to adjustment (under formulae set forth in the Indenture) in certain events, including: (i) the issuance of Common Stock as a dividend or distribution on Common Stock of the Company; (ii) certain subdivisions and combinations of the Common Stock; (iii) the issuance to all holders of Common Stock of certain rights or warrants to purchase Common Stock at less than the current market price of the Common Stock; (iv) the dividend or other distribution to all holders of Common Stock of shares of capital stock of the Company (other than Common Stock) or evidence of indebtedness of the Company or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above or paid exclusively in cash); (v) dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv)) to all holders of Common Stock to the extent that such distributions, combined together with (A) all other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus (B) any cash and the fair market value of other consideration payable in respect of any tender offers by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of the Company's market capitalization (being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date for such distribution; (vi) the purchase of Common Stock pursuant to a tender offer made by the Company or any of its subsidiaries to the extent that the same involves an aggregate consideration that, together with (X) any cash and the fair market value of any other consideration payable in any other tender offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made plus (Y) the aggregate amount of any such all-cash distributions referred to in clause (v) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of the Company's market capitalization on the expiration of such tender offer; and (vii) payment in respect of a tender offer or exchange offer by a person other than the Company or any subsidiary of the Company in which, as of the closing of the offer, the Board of Directors is not recommending rejection of the offer. The adjustment referred to in clause (vii) above will only be made if the tender offer or exchange offer is for an amount which increases that person's ownership of Common Stock to more than 25% of the total shares of Common Stock outstanding, and only if the cash and value of any other consideration included in such payment per share of Common Stock exceeds the current market price per share of Common Stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange. The adjustment referred to in clause (vii) above will not be made, however, if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause the Company to engage in a consolidation or merger of the Company or a sale of all or substantially all of the Company's assets.

     Under the terms of the Rights Plan, upon conversion of any Notes prior to the redemption or expiration of the Rights, the holders of such Notes will receive, subject to certain limited conditions, an appropriate number of Rights with respect to the shares of Common Stock issued upon such conversion. In addition, the Indenture will provide that if the Company amends the Rights Plan or implements a replacement or successor stockholders' rights plan, such rights plan must provide that upon conversion of the Notes the holders will receive, in addition to the Common Stock issuable upon such conversion, such rights whether or not such rights have separated from the Common Stock at the time of such conversion.

     In the case of (i) any reclassification or change of the Common Stock (other than changes in par value or resulting from a subdivision or combination) or (ii) a consolidation, merger or combination involving the Company or a sale or conveyance to another corporation of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the holders of the Notes then outstanding will be entitled thereafter to convert such Notes into the kind and amount of shares of stock, other securities or other property or assets which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such Notes been converted into Common Stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance (assuming, in a case in which the Company's stockholders may exercise rights of election, that a holder of Notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith and received per share the kind and amount received per share by a plurality of nonelecting shares).

     In the event of a taxable distribution to holders of Common Stock (or other transaction) which results in any adjustment of the conversion price, the holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock. See "Certain Federal Income Tax Considerations."

     The Company from time to time may, to the extent permitted by law, reduce the conversion price of the Notes by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such decrease, if the Board of Directors has made a determination that such decrease would be in the best interests of the Company, which determination shall be conclusive. The Company may at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain Federal Income Tax Considerations."

     No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

OPTIONAL REDEMPTION BY THE COMPANY

     The Notes are not redeemable at the option of the Company prior to
          , 2000. At any time on or after that date the Notes may be redeemed at the Company's option on at least 20 but not more than 60 days' notice, as a whole or, from time to time in part, at the following prices (expressed in percentages of the principal amount), together with accrued interest to, but excluding, the date fixed for redemption; provided that if a redemption date is an interest payment date, the semi-annual payment of interest becoming due on such date shall be payable to the holder of record as of the relevant record date.

     If redeemed during the 12-month period beginning           , 2000
(beginning           , 2000 and ending           , 2001 in the case of the first
such period):

                                                                        REDEMPTION
                                    YEAR                                   PRICE
                                    ----                               -------------
        2000.........................................................               %
        2001.........................................................
        2002.........................................................
        2003.........................................................

and 100% at          , 2004.

     If fewer than all the Notes are to be redeemed, the Trustee will select the Notes to be redeemed in principal amounts of $1,000 or multiples thereof by lot or, in its sole discretion, on a pro rata basis. If any Note is to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder's Notes is selected for partial redemption and such holder converts a portion of such Notes, such converted portion shall be deemed to be taken from the portion selected for redemption.

     No sinking fund is provided for the Notes.

REPURCHASE AT OPTION OF HOLDERS UPON A DESIGNATED EVENT

     The Indenture provides that if a Designated Event (as defined) occurs, each holder of Notes shall have the right, at the holder's option, to require the Company to repurchase all of such holder's Notes, or any portion thereof that is an integral multiple of $1,000, on the date (the "repurchase date") that is 40 calendar days after the date of the Company Notice (as defined below), for cash at a price equal to 100% of the principal amount of the Notes, together with accrued interest, if any, to (but excluding) the repurchase date (the "repurchase price"), provided, however, that if a repurchase date is an interest payment date, the semi-annual payment of interest becoming due on such date shall be payable to the holder of record as of the relevant record date.

     Within 15 days after the occurrence of a Designated Event, the Company is obligated to mail to all holders of record of the Notes a notice (the "Company Notice") of the occurrence of such Designated Event and of the repurchase right arising as a result thereof. The Company must deliver a copy of the Company Notice to the Trustee and cause a copy or a summary of such notice to be published in a newspaper of general circulation in The City of New York. To exercise the repurchase right, a holder of such Notes must deliver, on or before the 40th day after the Company Notice, written notice to the Company (or an agent designated by the Company for such purpose) of the holder's exercise of such right, together with the Notes with respect to which the right is being exercised, duly endorsed for transfer. Such notice of exercise may be withdrawn by the holder by a written notice of withdrawal delivered to the Company at any time prior to the close of business on the last business day preceding the repurchase date.

     "Designated Event" means a Change in Control (as defined) or a Termination of Trading (as defined).

     "Change in Control" means an event or series of events after the original issuance of the Notes as a result of which (i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange
Act) of shares representing more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of directors of the Company ("Voting Stock"); (ii) the stockholders of the Company approve any plan or proposal for the liquidation, dissolution or winding up of the Company, (iii) the Company consolidates with or merges into any other corporation, or conveys, transfers or leases all or substantially all of its assets to any person, or any other corporation merges into the Company, and in the case of any such transaction, the outstanding Common Stock of the Company is changed or exchanged into or for other assets or securities as a result, unless the stockholders of the Company immediately before such transaction own, directly or indirectly immediately following such transaction, at least 51% of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction; or
(iv) any time Continuing Directors (as defined) do not constitute a majority of the Board of Directors of the Company (or, if applicable, a successor corporation to the Company); provided that a Change in Control shall not be deemed to have occurred if either (x) the last sale price of the Common Stock for any five trading days during the ten trading days immediately preceding the Change in Control is at least equal to 105% of the conversion price in effect on such day or (y) in the case of a merger or consolidation, at least 95% of the consideration (excluding cash payments for fractional shares or for dissenters' appraisal rights) in such merger or consolidation otherwise constituting the Designated Event consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such Change in Control) and as a result of such transaction or transactions such Notes become convertible solely into such common stock.

     "Continuing Director" means at any date a member of the Company's Board of
Directors (i) who was a member of such board on           , 1997 or (ii) who was
nominated or elected by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Company's Board of Directors was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or such lesser number comprising a majority of a nominating committee if authority for such nominations or elections has been delegated to a nominating committee whose authority and composition has been approved by at least a majority of the directors who were Continuing Directors at the time such committee was formed. (Under this definition, if the current Board of Directors of the Company were to approve a new director or directors and then resign, no Change in Control would occur even though the current Board of Directors would thereafter cease to be in office.)

     A "Termination of Trading" shall have occurred if the Common Stock (or other common stock into which the Notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

     No quantitative or other established meaning has been given to the phrase "all or substantially all" (which appears in the definition of Change in Control) by courts which have interpreted this phrase in various contexts. In interpreting this phrase, courts, among other things, make a subjective determination as to the portion of assets conveyed, considering such factors as the value of assets conveyed, the proportion of an entity's income derived from the assets conveyed and the significance of those assets to the ongoing business of the entity. To the extent the meaning of such phrase is uncertain, uncertainty will exist as to whether or not a Change in Control may have occurred (and, accordingly, as to whether or not the holders of Notes will have the right to require the Company to repurchase their Notes).

     If a Designated Event were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Notes tendered by holders thereof. In addition, the terms of certain of the Company's existing debt agreements prohibit the Company from repurchasing any Notes and also identify certain events that would constitute Designated Events, as well as certain other change in control events with respect to the Company or certain of its subsidiaries, which would constitute an event of default under such debt agreements. Any future credit agreements or other agreements relating to other indebtedness (including other Senior Indebtedness) to which the Company becomes a party may contain similar restrictions and provisions. In the event a Designated Event occurs at a time when the Company is prohibited from repurchasing Notes, the Company could seek the consent of its lenders to the repurchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing Notes. Any failure by the Company to repurchase the Notes when required following a Designated Event would result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Indebtedness of the Company. Moreover, the occurrence of a Designated Event may cause an event of default under Senior Indebtedness of the Company. As a result, in each case, any repurchase of the Notes would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Indebtedness is paid in full. See "-- Subordination" below and "Risk
Factors -- Subordination of Notes and Absence of Financial Covenants." No Notes may be repurchased at the option of holders upon a Designated Event if there has occurred and is continuing an Event of Default described under "-- Events of Default and Remedies" below (other than a default in the payment of the repurchase price with respect to such Notes on the repurchase date).

     The foregoing provisions would not necessarily afford holders of the Notes protection in the event of a highly leveraged transaction, a change in control of the Company or other transactions involving the Company that may adversely affect holders. The Company could, in the future, enter into certain transactions, including certain recapitalizations of the Company, that would increase the amount of Senior Indebtedness (or other indebtedness) outstanding at such time or result in an actual change in control of the Company but that would not constitute a Change in Control giving rise to the right of the holders to cause the Company to repurchase the Notes. There are no restrictions in the Indenture or the Notes on the creation of additional Senior Indebtedness (or any other indebtedness) of the Company or any of its subsidiaries and the incurrence of significant amounts of additional indebtedness could have an adverse impact on the Company's ability to service its debt, including the Notes. The Notes are subordinate in right of payment to all existing and future Senior Indebtedness as described under "-- Subordination" below.

     Certain leveraged transactions and transactions involving a change in control of the Company sponsored by the Company's management or an affiliate of the Company could constitute a Change in Control that would give rise to the repurchase right. The Indenture does not provide the Company's Board of Directors with the right to limit or waive the repurchase right in the event of any such leveraged transaction or change in control. In addition, the right to require the Company to repurchase Notes as a result of a Change in Control could have the effect of delaying, deferring or preventing a change of control or other attempts to acquire control of the Company unless arrangements have been made to enable the Company to repurchase all of the Notes at the repurchase date. Consequently, the right may render more difficult or discourage a merger, consolidation or tender offer (even if such transaction is supported by the Company's Board of Directors or is favorable to the stockholders), the assumption of control by a holder of a large block of the Company's shares and the removal of incumbent management. The Designated Event repurchase right, however, is not the result of management's knowledge of any specific effort to accumulate shares of Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise. Instead, the Designated Event repurchase right has resulted from negotiations between the Company and the Note Underwriters.

     No modification of the Indenture regarding the provisions on repurchase at the option of any holder of a Note is permissible without the consent of the holder of the Note so affected.

     The Company will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act to the extent then applicable, and otherwise comply with all federal and state securities laws in connection with any offer by the Company to purchase Notes at the option of the holders upon a Designated Event. Rule 13e-4 under the Exchange Act requires, among other things, the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to holders of the Notes.

SUBORDINATION

     The indebtedness evidenced by the Notes is, to the extent provided in the Indenture, subordinate to the prior payment in full of all Senior Indebtedness (as defined) whether presently outstanding or hereafter incurred or created. Upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization of the Company, the payment of the principal of, or premium, if any, and interest on the Notes is to be subordinated to the extent provided in the Indenture in right of payment to the prior payment in full, in cash or in such other form of payment as may be acceptable to the holders thereof, of all Senior Indebtedness. Moreover, in the event of any acceleration of the Notes because of an Event of Default, the holders of any Senior Indebtedness then outstanding would be entitled to payment in full in cash or such other form of payment as may be acceptable to the holders thereof of all such Senior Indebtedness before the holders of the Notes are entitled to receive any payment or distribution in respect thereof.

     The Company also may not make any payment upon or in respect of the Notes if (i) a default in the payment of principal of, premium, if any, interest, or other payment due on Senior Indebtedness occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness (as defined below) that permits holders of the Designated Senior Indebtedness as to which such default related to accelerate its maturity and the Trustee and the Company receive a notice of such default (a "Payment Blockage Notice") from a holder of Designated Senior Indebtedness or its representative or agent. Payments on the Notes may and shall be resumed (a) in case of payment default, on the date on which such default is cured or waived and (b) in case of a nonpayment default, on the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received. No new period of payment blockage may be commenced pursuant to a Payment Blockage Notice unless (i) 365 days have elapsed since the first day of the effectiveness of the immediately prior Payment Blockage Notice and (ii) all scheduled payments of principal, premium, if any, and interest on the Notes that have become due have been paid in full in cash or the Trustee or the Noteholders shall not have instituted proceedings to enforce the Noteholders' right to receive such payments. No default (whether or not such event of default is on the same issue of Designated Senior Indebtedness) that existed or was continuing on the date of delivery of any Payment Blockage Notice shall be, or be made, the basis for a subsequent Payment Blockage Notice.

     The term "Senior Indebtedness" means the principal of, premium, if any, interest on (including any interest accruing after the filing of a petition by or against the Company under any bankruptcy law, whether or not allowed as a claim after such filing in any proceeding under such bankruptcy law), and any other payment due pursuant to, any of the following, whether outstanding on the date of the Indenture or thereafter incurred or created: (a) all indebtedness of the Company for money borrowed or evidenced by notes, debentures, bonds, similar instruments or other debt securities (including, but not limited to, purchase money mortgages and any such indebtedness which is convertible or exchangeable for securities of the Company); (b) all indebtedness of the Company due and owing with respect to letters of credit, bankers' acceptances or similar credit transactions (including, but not limited to, reimbursement obligations with respect thereto); (c) all indebtedness or other obligations of the Company due and owing with respect to interest rate and currency swap agreements, cap, floor, collar and option agreements, currency spot and forward contracts and other similar agreements and arrangements; (d) all indebtedness consisting of commitment or standby fees due and payable to lending institutions with respect to credit facilities or letters of credit, bankers' acceptances or similar credit transactions; (e) all obligations of the Company for payment of money under leases required or permitted to be capitalized under generally accepted accounting principles; (f) all indebtedness or obligations of others of the kinds described in any of the preceding clauses (a), (b), (c), (d) or (e) assumed by or guaranteed in any manner by the Company or in effect guaranteed (directly or indirectly) by the Company through an agreement to purchase, contingent or otherwise, and all obligations of the Company under any such guarantee or other arrangements; and (g) all renewals, extensions, refundings, deferrals, amendments or modifications of indebtedness or obligations of the kinds described in any of the preceding clauses (a), (b), (c), (d), (e) or (f), unless in the case of any particular indebtedness, obligation, renewal, extension, refunding, amendment, modification or supplement, the instrument or other document creating or evidencing the same or the assumption or guarantee of the same expressly provides that such indebtedness, obligation, renewal, extension, refunding, amendment, modification or supplement is subordinate to, or is not superior to, or is pari passu with, the Notes; provided that Senior Indebtedness shall not include (i) any indebtedness of any kind of the Company to any subsidiary of the Company, a majority of the voting stock of which is owned, directly or indirectly, by the Company, (ii) indebtedness for trade payables or constituting the deferred purchase price of inventory, material or services incurred in the ordinary course of business or (iii) the Notes.

     The term "Designated Senior Indebtedness" means all Senior Indebtedness under the Credit Facility and all other Senior Indebtedness if the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such indebtedness shall be "Designated Senior Indebtedness" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of holders of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness).

     In the event that, notwithstanding the foregoing, the Trustee or any holder of Notes receives any payment or distribution of assets of the Company of any kind in contravention of any of the terms of the Indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Notes before all Senior Indebtedness is paid in full in cash or such other form of payment acceptable to the holders of such Senior Indebtedness, then such payment or distribution will be held by the recipient in trust for the benefit of the holders of Senior Indebtedness of the Company, and will be immediately paid over or delivered to the holders of Senior Indebtedness of the Company or their representative or representatives to the extent necessary to make payment in full in cash or such other form of payment acceptable to the holders of such Senior Indebtedness of all Senior Indebtedness of the Company remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness of the Company.

     The Notes are obligations exclusively of the Company. As a significant portion of the Company's consolidated operations is conducted through subsidiaries, the cash flow and the consequent ability to service debt, including the Notes, of the Company is partially dependent upon the earnings of such subsidiaries and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries, to the Company. Such subsidiaries are separate and distinct legal entities, and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, distributions, loans or other payments. In addition, the payment of dividends or distributions and the making of loans and advances to the Company by any such subsidiaries may be subject to statutory or contractual restrictions, and may be contingent upon the earnings of those subsidiaries and subject to various business considerations. Any right of the Company to receive assets of subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in these assets) would be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

     As of January 25, 1997, the Company had approximately $218 million of indebtedness outstanding that would have constituted Senior Indebtedness and the Company's subsidiaries had outstanding indebtedness and other liabilities of approximately $57 million (excluding intercompany liabilities and liabilities of a type not required to be reflected as liabilities on the balance sheets of such subsidiaries in accordance with generally accepted accounting principles) to which the Notes would have been effectively subordinated. The Indenture will not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company can create, incur, assume or guarantee, nor will the Indenture limit the amount of indebtedness which any subsidiary of the Company can create, incur, assume or guarantee.

     No provision contained in the Indenture or the Notes will affect the obligation of the Company, which is absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on, the Notes. The subordination provisions of the Indenture and the Notes will not prevent the occurrence of any default or Event of Default or limit the rights of any holder of Notes to pursue any other rights or remedies with respect to the Notes.

     As a result of these subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or an assignment for the benefit of the creditors of the Company or a marshaling of assets or liabilities of the Company and its subsidiaries, holders of the Notes may receive ratably less than other creditors.

EVENTS OF DEFAULT AND REMEDIES

     An Event of Default is defined in the Indenture as being: (i) a default in payment of the principal of, or premium, if any, on the Notes (whether or not such payment is prohibited by the subordination provisions of the Indenture);
(ii) default for 30 days in payment of any installment of interest on the Notes (whether or not such payment is prohibited by the subordination provisions of the Indenture); (iii) default by the Company for 45 days after notice given in accordance with the Indenture in the observance or performance of any other covenants in the Indenture; (iv) default in the payment of the repurchase price in respect of the Note on the repurchase date therefor (whether or not such payment is prohibited by the subordination provisions of the Indenture); (v) failure to provide timely notice of a Designated Event; (vi) failure of the Company or any Significant Subsidiary (as defined) to make any payment at maturity, including any applicable grace period, in respect of Indebtedness (which term as used in the Indenture means obligations (other than non-recourse obligations) of, or guaranteed or assumed by, the Company or any Significant Subsidiary for borrowed money or evidenced by bonds, notes or similar instruments) in an amount in excess of $10 million and continuance of such failure for 30 days after notice given in accordance with the Indenture; (vii) default by the Company or any Significant Subsidiary with respect to any Indebtedness, which default results in the acceleration of Indebtedness in an amount in excess of $10 million without such Indebtedness having been discharged or such acceleration having been rescinded or annulled for 30 days after notice given in accordance with the Indenture; or (viii) certain events involving bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary.

     The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default, give to the registered holders of the Notes notice of all uncured defaults known to it, but the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the Notes when due or in the payment of any redemption or repurchase obligation.

     The Indenture provides that if any Event of Default shall have occurred and be continuing, the Trustee or the holders of not less than 25% in principal amount of the Notes then outstanding by notice to the Company and the Trustee may declare the principal of and premium, if any, on the Notes to be due and payable immediately, but if the Company shall cure all defaults (except the nonpayment of interest on, premium, if any, and principal of any Notes which shall have become due by acceleration) and certain other conditions are met, such declaration may be canceled and past defaults may be waived by the holders of a majority in principal amount of Notes then outstanding. If an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization were to occur, all unpaid principal of and accrued interest on the outstanding Notes will become due and payable immediately without any declaration or other act on the part of the Trustee or any holders of Notes, subject to certain limitations.

     The Indenture provides that the holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, subject to certain limitations specified in the Indenture. Before proceeding to exercise any right or power under the Indenture at the direction of such holders, the Trustee shall be entitled to receive from such holders reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in complying with any such direction. The right of a holder to institute a proceeding with respect to the Indenture is subject to certain conditions precedent, including the written notice by such holder of an Event of Default and an offer to indemnify the Trustee, along with the written request by the holders of not less than 25% in principal amount of the outstanding Notes that such a proceeding be instituted, but the holder has an absolute right to institute suit for the enforcement of payment of the principal of, and premium, if any, and interest on, such holder's Notes when due and to enforce such holder's right to convert such Notes.

     The holders of not less than a majority in principal amount of the outstanding Notes may on behalf of the holders of all Notes waive any past defaults, except (i) a default in payment of the principal of, or premium, if any, or interest on, any Note when due, (ii) a failure by the Company to convert any Notes into Common Stock or (iii) in respect of certain provisions of the Indenture which cannot be modified or amended without the consent of the holder of each outstanding Note affected thereby.

     The Company is required to furnish to the Trustee annually within 120 days of the end of the fiscal year a statement of certain officers of the Company stating whether or not to the best of their knowledge the Company is in default in the performance and observation of certain terms of the Indenture and, if they have knowledge that the Company is in default, specifying such default and its status. The Company is also required, upon becoming aware of any default or Event of Default, to deliver to the Trustee a statement specifying such default or Event of Default and the action the Company has taken, is taking or proposes to take with respect thereto.

LIMITATION ON MERGER, SALE OR CONSOLIDATION

     The Indenture provides that the Company may not, directly or indirectly, consolidate with or merge with or into another person or sell, lease, convey or transfer all or substantially all of its assets (computed on a consolidated basis), whether in a single transaction or a series of related transactions, to another person or group of affiliated persons, unless (i) either (a) the Company is the surviving entity or (b) the resulting, surviving or transferee entity is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by written agreement all of the obligations of the Company in connection with the Notes and the Indenture; (ii) no default or Event of Default shall exist or shall occur immediately after giving effect on a pro forma basis to such transaction; and (iii) certain other conditions are satisfied.

     Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, the successor corporation formed by such consolidation or into which the Company is merged or to which such transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named therein as the Company, and the Company will be released from its obligations under the Indenture and the Notes, except as to any obligations that arise from or as a result of such transaction.

MODIFICATIONS OF THE INDENTURE

     The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of the Notes at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of the Notes, except that no such modification shall (i) extend the fixed maturity of any Note, reduce the rate or extend the time for payment of interest thereon, reduce the principal amount thereof or premium, if any, thereon, reduce any amount payable upon redemption or repurchase thereof, impair or change in any respect adverse to the holders of Notes the obligation of the Company to make repurchase of any Note upon the happening of a Designated Event, impair or adversely affect the right of a holder to institute suit for the payment thereof, change the currency in which the Notes are payable, or impair or change in any respect adverse to the holder of the Notes, the right to convert the Notes into Common Stock subject to the terms set forth in the Indenture or modify the provisions of the Indenture with respect to the subordination of the Notes in a manner adverse to the holders of the Notes, without the consent of the holder of each Note so affected, or (ii) reduce the aforesaid percentage of Notes, without the consent of the holders of all of the Notes then outstanding.

TAXATION OF NOTES

     See "Certain Federal Income Tax Considerations" for a discussion of certain federal tax aspects which will apply to holders of Notes.

SATISFACTION AND DISCHARGE

     The Company may discharge its obligations under the Indenture while Notes remain outstanding if (i) all outstanding Notes will become due and payable at their scheduled maturity within one year or (ii) all outstanding Notes are scheduled for redemption within one year and, in either case, the Company has deposited with the Trustee an amount sufficient to pay and discharge all outstanding Notes on the date of their scheduled maturity or the scheduled date of redemption.

GOVERNING LAW

     The Indenture and Notes will be governed by and construed in accordance with the laws of the State of New York.

CONCERNING THE TRUSTEE

     State Street Bank and Trust Company, the Trustee under the Indenture, has been appointed by the Company as the initial paying agent, conversion agent, registrar and custodian with regard to the Notes. The Company may maintain deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business, and the Trustee and its affiliates may from time to time in the future provide banking and other services to the Company in the ordinary course of their business.

     During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. The Indenture and the TIA will contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions, provided, however, that if it acquires any conflicting interest (as described in the TIA), it must eliminate such conflict or resign.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of certain United States federal income tax considerations relevant to holders of the Notes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to a particular investor's decision to purchase the Notes, and it is not intended to be wholly applicable to all categories of investors, some of which, such as dealers in securities, banks, insurance companies, tax-exempt organizations and non-United States persons, may be subject to special rules. In addition, this discussion is limited to persons that purchase the Notes in the Note Offering and hold the Notes as a "capital asset" within the meaning of Section 1221 of the Code.

     ALL PROSPECTIVE PURCHASERS OF THE NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK.

CONVERSION OF NOTES INTO COMMON STOCK

     In general, no gain or loss will be recognized for federal income tax purposes on a conversion of the Notes into shares of Common Stock. However, cash paid in lieu of a fractional share of Common Stock will result in taxable gain (or loss), which will be capital gain or loss, to the extent that the amount of such cash exceeds (or is exceeded by) the portion of the adjusted basis of the Note allocable to such fractional share. The adjusted basis of shares of Common Stock received on conversion will equal the adjusted basis of the Note converted, reduced by the portion of adjusted basis allocated to any fractional share of Common Stock exchanged for cash. The holding period of an investor in the Common Stock received on conversion will include the period during which the converted Notes were held.

     The conversion price of the Notes is subject to adjustment under certain circumstances. See "Description of Notes -- Conversion." Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the Notes as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of the Company's then current and/or accumulated earnings and profits, if and to the extent that certain adjustments in the conversion price that may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of Common Stock) increase the proportionate interest of a holder of Notes in the fully diluted Common Stock, whether or not such holder ever exercises its conversion privilege. Moreover, if there is not a full adjustment to the conversion price of the Notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding Common Stock in the assets or earnings and profits of the Company, then such increase in the proportionate interest of the holders of the Common Stock generally will be treated as a distribution to such Common Stock holders, taxable as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of the Company's then current and/or accumulated earnings.

MARKET DISCOUNT

     Investors acquiring Notes pursuant to this Prospectus should note that the resale of those Notes may be adversely affected by the market discount provisions of sections 1276 through 1278 of the Code. Under the market discount rules, if a holder of a Note purchases it at a market discount (i.e., at a price below its stated redemption price at maturity) in excess of a statutorily-defined de minimis amount and thereafter recognizes gain upon a disposition or retirement of the Note, then the lesser of the gain recognized or the portion of the market discount that accrued on a ratable basis (or, if elected, on a constant interest rate basis) generally will be treated as ordinary income at the time of the disposition. Moreover, any market discount on a Note may be taxable to an investor to the extent of appreciation at the time of certain otherwise non-taxable transactions (e.g., gifts). Any accrued market discount not previously taken into income prior to a conversion of a Note, however, may (pursuant to Committee Report) carry over to the Common Stock received on conversion and be treated as ordinary income upon a subsequent disposition of such Common Stock to the extent of any gain recognized on such disposition. In addition, absent an election to include market discount in income as it accrues, a holder of a market discount debt instrument may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry such debt instrument until the holder disposes of the debt instrument in a taxable transaction.

SALE, EXCHANGE OR RETIREMENT OF NOTES

     Each holder of Notes generally will recognize gain or loss upon the sale, exchange, redemption, repurchase, retirement or other disposition of those Notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income), and (ii) the holder's adjusted tax basis in those Notes (including any market discount previously included in income by the holder). Each holder of Common Stock into which the Notes are converted, in general, will recognize gain or loss upon the sale, exchange, redemption, or other disposition of the Common Stock measured under rules similar to those described in the preceding sentence for the Notes. Special rules may apply to redemptions of Common Stock which may result in different treatment. Any such gain or loss recognized on the sale, exchange, redemption, repurchase, retirement or other disposition of a Note or share of Common Stock should be capital gain or loss (except as discussed under "-- Market Discount" above), and would be long-term capital gain or loss if the Note or the Common Stock had been held for more than one year at the time of the sale or exchange. An investor's initial basis in a Note will be the cash price paid therefor.

BACK-UP WITHHOLDING

     Certain "reportable payments," including interest payments, and, under certain circumstances, principal payments on the Notes, as well as dividend payments on the Common Stock, may be subject to "back-up withholding" at a rate of 31%. These back-up withholding rules apply if the holder, among other things,
(i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that the holder is not subject to back-up withholding. A holder who does not provide the Company with its correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a holder under the back-up withholding rules is creditable against the holder's federal income tax liability, provided the required information is furnished to the IRS. Back-up withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax-exempt organizations and certain foreign persons, provided their exemption from back-up withholding is properly established.

     The Company will report to the holders of Notes and Common Stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

                                  UNDERWRITING

     The Underwriters named below (the "Common Stock Underwriters"), acting through their representatives, Robertson, Stephens & Company LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Adams, Harkness & Hill, Inc. (the "Common Stock Representatives"), have severally agreed with the Company, subject to the terms and conditions of the applicable Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth opposite their respective names below. The Common Stock Underwriters are committed to purchase and pay for all such shares if any shares are purchased. The closing of the Common Stock Offering is not conditioned upon the closing of the Note Offering.

                                   COMMON STOCK                                  NUMBER
                                   UNDERWRITER                                  OF SHARES
                                   ------------                                 ---------
    Robertson, Stephens & Company LLC.........................................
    Merrill Lynch, Pierce, Fenner & Smith
                  Incorporated................................................
    Adams, Harkness & Hill, Inc...............................................

                                                                                ---------
         Total................................................................  2,000,000
                                                                                =========

     The Underwriters named below (the "Note Underwriters"), acting through their representatives, Robertson, Stephens & Company LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Note Representatives"), have severally agreed with the Company, subject to the terms and conditions of the applicable Underwriting Agreement, to purchase from the Company the principal amount of Notes set forth opposite their respective names below. The Note Underwriters are committed to purchase and pay for all such Notes if any Notes are purchased. The closing of the Note Offering is not conditioned upon the closing of the Common Stock Offering.

                                                                              PRINCIPAL
                                                                                AMOUNT
                                NOTE UNDERWRITER                               OF NOTES
                                ----------------                             ------------
    Robertson, Stephens & Company LLC......................................  $
    Merrill Lynch, Pierce, Fenner & Smith
                  Incorporated.............................................

                                                                                ---------
         Total.............................................................  $100,000,000
                                                                                =========

     The Common Stock Representatives and the Note Representatives are sometimes referred to collectively as the "Representatives." The Common Stock Underwriters and the Note Underwriters are sometimes referred to collectively as the "Underwriters."

     The respective Representatives have advised the Company that the respective Underwriters propose to offer the shares of Common Stock and the Notes to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of,
respectively, not in excess of $          per share, of which $          may be
reallowed to other dealers, and of not more than   % of the principal amount of
the Notes. After the consummation of each Offering, the public offering price, concession and reallowance to dealers for such Offering may be reduced by the respective Representatives. No such reduction shall change the amount of proceeds to be received by the Company with respect to such Offering as set forth on the cover page of this Prospectus.

     The Company and the Selling Stockholders have granted to the Common Stock Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 97,400 and 202,600 shares of Common Stock, respectively, to cover over-allotments, if any, at the same price per share as the Company receives for the 2,000,000 shares of Common Stock that the Common Stock Underwriters have agreed to purchase from the Company. The first 202,600 shares of Common Stock purchased by the Common Stock Underwriters pursuant to this option will be sold by the Selling Stockholders and the subsequent 97,400 shares, if any, purchased by the Common Stock Underwriters pursuant to this option will be sold by the Company. The Company also has granted to the Note Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to $15 million principal amount of Notes to cover over-allotments, if any, at the same price per Note as the Company receives for the first $100 million principal amount of Notes that the Note Underwriters have agreed to purchase from the Company. To the extent that the Common Stock Underwriters exercise such option for shares of Common Stock, each of the Common Stock Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares of Common Stock as the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 2,000,000 shares offered hereby. If purchased, such additional shares will be sold by the Common Stock Underwriters on the same terms as those on which the 2,000,000 shares of Common Stock are being sold. To the extent that the Note Underwriters exercise such option for Notes, each of the Note Underwriters will have a firm commitment to purchase approximately the same percentage of such additional Notes as the principal amount of Notes to be purchased by it shown in the above table represents as a percentage of the $100 million principal amount of Notes offered hereby. If purchased, such additional Notes will be sold by the Note Underwriters on the same terms as those on which the $100 million principal amount of Notes are being sold.

     The respective Underwriting Agreements contain covenants of indemnity among the respective Underwriters, the Company and, in the case of the Underwriting Agreement for the Common Stock Offering, the Selling Stockholders, against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

     Pursuant to the terms of Lockup Agreements, all executive officers and Selling Stockholders, and certain directors, of the Company have agreed with the respective Representatives that, for a period 90 days after the date of the Offerings (the "Lock-Up Period"), they will not offer to sell, contract to sell or otherwise sell, dispose of or grant any rights with respect to any shares of Common Stock, any options or warrants to purchase shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock now owned or hereafter acquired directly by such holders or with respect to which they have the power of disposition, otherwise than with the prior written consent of Robertson Stephens & Company LLC which may, in its sole discretion and at any time, without notice, release all or any portion of the securities subject to Lockup Agreements. The Company has also agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any options or warrants to purchase Common Stock other than shares or options issued under the Company's stock option plans and stock issued upon the exercise of outstanding options and warrants during the Lock-Up Period except with the prior written consent of Robertson, Stephens & Company LLC.

     The respective Representatives have advised the Company that the respective Underwriters do not intend to confirm any sales to accounts over which they exercise discretionary authority.

     The offering price of the Common Stock will be determined by negotiations among the Company and the Common Stock Representatives, based largely upon the market price for the Common Stock as reported on the Nasdaq National Market.

     Certain persons participating in these Offerings may engage in transactions, including syndicate covering transactions or the imposition of penalty bids, which may involve the purchase of Common Stock and Notes on the Nasdaq National Market, the over-the-counter market or otherwise. Such transactions may stabilize or maintain the market price of the Common Stock and the Notes at levels above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

     Prior to the Note Offering, there has been no trading market for the Notes. The Company expects that the Notes will trade on the over-the-counter market. However, there can be no assurance that an active trading market for the Notes will develop or, if such market develops, as to the liquidity or sustainability of such market. Robertson, Stephens & Company LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated have advised the Company that they currently intend to make a market in the Notes, but they are not obligated to do so and may discontinue such market making at any time. There can be no assurance that an active market for the Notes will develop and continue upon completion of the Note Offering or that the market price of the Notes will not decline. Various factors such as changes in prevailing interest rates or changes in perceptions of the Company's creditworthiness could cause the market price of the Notes to fluctuate significantly. The trading price of the Notes could also be significantly affected by the market price of the Common Stock, which could be subject to wide fluctuations in response to a variety of factors, including quarterly variations in operating results, announcements of technological innovations or new products by the Company, its customers or its competitors, developments in patents or other intellectual property rights, general conditions in the electronics industry and general economic and market conditions. Factors creating volatility in the trading price of the Common Stock could have a significant impact on the trading price of the Notes.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby and the validity of the Notes offered hereby and the shares of Common Stock issuable upon conversion thereof will be passed upon for the Company by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts, special counsel to the Company. The validity of the shares of Common Stock offered hereby by the Selling Stockholders will be passed upon for the Selling Stockholders by Berlin, Hamilton & Dahmen, LLP, Boston, Massachusetts. A member of Testa, Hurwitz & Thibeault, LLP is the beneficial owner of 100 shares of Common Stock of the Company. James C. Hamilton, a partner at Berlin, Hamilton & Dahmen, LLP, which is general counsel to the Company, is the Company's Clerk. He is the beneficial owner of 12,250 shares of Common Stock of the Company. He is also the co-trustee of certain irrevocable trusts for the benefit of members of the family of Horace
H. Irvine II, Chairman of the Board of the Company. See "Principal
Shareholders."

     Certain legal matters relating to the Common Stock Offering and the Note Offering will be passed upon for the respective Underwriters by Hale and Dorr, LLP, Boston, Massachusetts, and the validity of the Notes offered hereby and the shares of Common Stock issuable upon conversion thereof will be passed upon for the Note Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The Company's audited consolidated financial statements and schedule included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in its reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The consolidated financial statements of Zycon Corporation included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as of December 31, 1996 and for the one-year period ended December 31, 1996 to the extent indicated in its report, and are included herein in reliance upon the authority of such firm as experts in giving said report. The consolidated financial statements of Zycon Corporation as of December 31, 1995 and for each of the years in the two-year period ended December 31, 1995, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the securities offered hereby (the "Registration Statement"). This Prospectus, which constitutes part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete. Reference is made to such contract or other document filed, or incorporated by reference, as an exhibit to the Registration Statement, and each such statement is qualified in all respects by such reference. For further information pertaining to the Company and the Common Stock and Notes, reference is made to the Registration Statement and the exhibits and schedules thereto, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and at the following Regional Offices of the
Commission: Seven World Trade Center, New York, New York, 10048; and 500 West Madison Avenue, Suite 1400, Chicago, Illinois 60621.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. All such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the
Commission: 90 Devonshire Street, Suite 700, Boston, Massachusetts 02109; 7 World Trade Center, 13th Floor, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its public reference facilities at Boston, Massachusetts, New York, New York and Chicago, Illinois at prescribed rates. In addition, the aforementioned materials may also be inspected at the offices of the Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a World-Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http.//www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       -----
HADCO CORPORATION:
  Report of Independent Public Accountants...........................................  F-2
  Consolidated Balance Sheets at October 28, 1995, October 26, 1996 and January 25,
     1997 (Unaudited)................................................................  F-3
  Consolidated Statements of Operations for the Years Ended October 29, 1994, October
     28, 1995 and October 26, 1996 and for the Three Months Ended January 27, 1996
     (Unaudited) and January 25, 1997 (Unaudited)....................................  F-4
  Consolidated Statements of Stockholders' Investment for the Years Ended October 29,
     1994, October 28, 1995 and October 26, 1996 and for the Three Months Ended
     January 25, 1997 (Unaudited)....................................................  F-5
  Consolidated Statements of Cash Flows for the Years Ended October 29, 1994, October
     28, 1995 and October 26, 1996 and for the Three Months Ended January 27, 1996
     (Unaudited) and January 25, 1997 (Unaudited)....................................  F-6
  Notes to Consolidated Financial Statements.........................................  F-7
PRO FORMA FINANCIAL STATEMENTS:
  Pro Forma Condensed Consolidated Financial Statements..............................  F-23
  Pro Forma Condensed Consolidated Statement of Operations for the Fiscal Year Ended
     October 26, 1996 (Unaudited)....................................................  F-24
  Pro Forma Condensed Consolidated Statement of Operations for the Quarter Ended
     January 25, 1997 (Unaudited)....................................................  F-25
ZYCON CORPORATION:
  Report of Independent Public Accountants (Arthur Andersen LLP).....................  F-26
  Independent Auditors' Report (KPMG Peat Marwick LLP)...............................  F-27
  Consolidated Balance Sheets as of December 31, 1995 and 1996.......................  F-28
  Consolidated Statements of Income for the Years Ended December 31, 1994, 1995 and
     1996............................................................................  F-29
  Consolidated Statements of Stockholders' Equity for the Years Ended December 31,
     1994, 1995 and 1996.............................................................  F-30
  Consolidated Statements of Cash Flows for the Years Ended December 31, 1994, 1995
     and 1996........................................................................  F-31
  Notes to Consolidated Financial Statements.........................................  F-32

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Hadco Corporation:

     We have audited the accompanying consolidated balance sheets of Hadco Corporation (a Massachusetts corporation) and subsidiaries as of October 28, 1995 and October 26, 1996, and the related consolidated statements of operations, stockholders' investment and cash flows for each of the three years in the period ended October 26, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hadco Corporation as of October 28, 1995 and October 26, 1996, and the results of their operations and their cash flows for each of the three years in the period ended October 26, 1996, in conformity with generally accepted accounting principles.

                                                  ARTHUR ANDERSEN LLP

Boston, Massachusetts
November 15, 1996 (except for the
  matter discussed in Note 2, as to
  which the date is January 10, 1997)

                       HADCO CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                  (In thousands, except per share information)

                                                        OCTOBER 28,     OCTOBER 26,     JANUARY 25,
                                                           1995            1996            1997
                                                        -----------     -----------     -----------
                                                                                        (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents...........................   $  21,307       $  32,786       $   8,825
  Short-term investments..............................      15,167           9,401           3,264
  Accounts receivable, net of allowance of $850 in
     1995, $1,100 in 1996 and $1,830 in 1997..........      35,797          40,622          72,616
  Inventories.........................................      13,304          21,786          34,107
  Deferred tax asset..................................       6,288           7,483           7,483
  Prepaid and other expenses..........................       1,696           1,483           5,607
                                                          --------        --------        --------
          Total current assets........................      93,559         113,561         131,902
PROPERTY, PLANT AND EQUIPMENT, NET....................      67,692         103,735         203,639
DEFERRED TAX ASSET....................................       1,646           2,117              --
ACQUIRED INTANGIBLE ASSETS, NET.......................          --              --         108,699
OTHER ASSETS..........................................          94              88           4,314
                                                          --------        --------        --------
                                                         $ 162,991       $ 219,501       $ 448,554
                                                          ========        ========        ========
LIABILITIES AND STOCKHOLDERS' INVESTMENT
CURRENT LIABILITIES:
  Short-term debt, current portion of long-term debt
     and capital lease obligations....................   $   2,143       $   1,907       $   8,116
  Accounts payable....................................      27,002          42,265          69,709
  Accrued payroll and other employee benefits.........      16,030          17,592          19,771
  Other accrued expenses..............................       7,341           8,236          12,234
                                                          --------        --------        --------
          Total current liabilities...................      52,516          70,000         109,830
                                                          --------        --------        --------
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS, NET OF
  CURRENT PORTION.....................................       2,387           1,515         228,168
                                                          --------        --------        --------
DEFERRED TAX LIABILITY................................          --              --          30,285
                                                          --------        --------        --------
OTHER LONG-TERM LIABILITIES...........................       7,314           9,145           9,214
                                                          --------        --------        --------
COMMITMENTS AND CONTINGENCIES (Note 9)
STOCKHOLDERS' INVESTMENT:
  Common stock, $.05 par value;
  Authorized -- 25,000 shares
  Issued and outstanding -- 9,939 shares in 1995,
     10,382 in 1996 and 10,444 shares in 1997.........         497             521             523
  Paid-in capital.....................................      25,077          30,939          32,283
  Deferred compensation...............................        (407)           (240)           (209)
  Retained earnings...................................      75,607         107,621          38,460
                                                          --------        --------        --------
          Total stockholders' investment..............     100,774         138,841          71,057
                                                          --------        --------        --------
                                                         $ 162,991       $ 219,501       $ 448,554
                                                          ========        ========        ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       HADCO CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)

                                                                    FOR THE YEARS ENDED,             THREE MONTHS ENDED,
                                                            -------------------------------------  ------------------------
                                                            OCTOBER 29,  OCTOBER 28,  OCTOBER 26,  JANUARY 27,  JANUARY 25,
                                                               1994         1995         1996         1996         1997
                                                            -----------  -----------  -----------  -----------  -----------
                                                                                                         (UNAUDITED)
Net Sales..................................................  $ 221,570    $ 265,168    $ 350,685     $76,481     $ 111,536
Cost of Sales..............................................    177,597      200,673      264,537      56,999        86,681
                                                              --------     --------     --------     -------      --------
Gross Profit...............................................     43,973       64,495       86,148      19,482        24,855
Selling, General and Administrative Expenses...............     27,491       30,589       34,616       7,948         9,298
Write-off of Acquired in-Process Research and
  Development..............................................         --           --           --          --        78,000
                                                              --------     --------     --------     -------      --------
Income (Loss) From Operations..............................     16,482       33,906       51,532      11,534       (62,443)
Interest and Other Income..................................        843        1,669        1,287         355           880
Interest Expense...........................................       (891)        (537)        (338)        (95)         (933)
                                                              --------     --------     --------     -------      --------
Income (Loss) Before Provision for Income Taxes............     16,434       35,038       52,481      11,794       (62,496)
Provision for Income Taxes.................................      6,491       13,664       20,467       4,603         6,665
                                                              --------     --------     --------     -------      --------
Net Income (Loss)..........................................  $   9,943    $  21,374    $  32,014     $ 7,191     $ (69,161)
                                                              ========     ========     ========     =======      ========
Net Income (Loss) Per Share................................  $     .93    $    1.98    $    2.89     $   .65     $   (6.64)
                                                              ========     ========     ========     =======      ========
Weighted Average Shares Outstanding........................     10,720       10,806       11,084      11,104        10,413
                                                              ========     ========     ========     =======      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       HADCO CORPORATION AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT
                                 (In thousands)

                                                   COMMON STOCK
                                               --------------------
                                                NUMBER     $.05 PAR   PAID-IN     DEFERRED     RETAINED
                                               OF SHARES    VALUE     CAPITAL   COMPENSATION   EARNINGS
                                               ---------   --------   -------   ------------   --------
BALANCE, OCTOBER 30, 1993....................     9,734      $487     $21,953     $ (1,316)    $ 47,307
  Terminated stock options...................        --        --        (225)         225           --
  Exercise of stock options..................       332        16         837           --           --
  Tax benefit of exercise of nonqualified
     stock options...........................        --        --         319           --           --
  Compensation expense associated with
     granting nonqualified stock options.....        --        --          --          360           --
  Purchase and retirement of common stock....      (328)      (16)       (121)          --       (2,329)
  Net income.................................        --        --          --           --        9,943
                                                 ------      ----     -------      -------     --------
BALANCE, OCTOBER 29, 1994....................     9,738       487      22,763         (731)      54,921
  Terminated stock options...................        --        --         (37)          37           --
  Exercise of stock options..................       529        16       1,079           --           --
  Tax benefit of exercise of nonqualified
     stock options...........................        --        --       1,597           --           --
  Compensation expense associated with
     granting nonqualified stock options.....        --        --          --          287           --
  Purchase and retirement of common stock....      (328)       (6)       (325)          --         (688)
  Net income.................................        --        --          --           --       21,374
                                                 ------      ----     -------      -------     --------
BALANCE, OCTOBER 28, 1995....................     9,939       497      25,077         (407)      75,607
  Terminated stock options...................        --        --         (13)          13           --
  Exercise of stock options..................       443        24       1,714           --           --
  Tax benefit of exercise of nonqualified
     stock options...........................        --        --       4,161           --           --
  Compensation expense associated with
     granting nonqualified stock options.....        --        --          --          154           --
  Net income.................................        --        --          --           --       32,014
                                                 ------      ----     -------      -------     --------
BALANCE, OCTOBER 26, 1996....................    10,382       521      30,939         (240)     107,621
  Exercise of stock options (unaudited)......        62         2         326           --           --
  Tax benefit of exercise of nonqualified
     stock options (unaudited)...............        --        --       1,018           --           --
  Compensation expense associated with
     granting nonqualified stock options
     (unaudited).............................        --        --          --           31           --
  Net loss (unaudited).......................        --        --          --           --      (69,161)
                                                 ------      ----     -------      -------     --------
BALANCE, JANUARY 25, 1997 (Unaudited)........    10,444      $523     $32,283     $   (209)    $ 38,460
                                                 ======      ====     =======      =======     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       HADCO CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                     FOR THE YEARS ENDED,                 THREE MONTHS ENDED,
                                                            ---------------------------------------   ---------------------------
                                                            OCTOBER 29,   OCTOBER 28,   OCTOBER 26,   JANUARY 27,     JANUARY 25,
                                                               1994          1995          1996          1996            1997
                                                            -----------   -----------   -----------   -----------     -----------
                                                                                                              (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).......................................   $   9,943     $  21,374     $  32,014     $   7,191       $ (69,161)
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities--
    Write-off of acquired in-process research and
      development.........................................          --            --            --            --          78,000
    Depreciation, amortization, deferred compensation and
      deferred taxes......................................      12,708        11,218        17,330         3,840           6,531
    Gain on sale of fixed assets..........................         (81)         (415)         (205)         (194)             --
    Changes in assets and liabilities, net of acquisition
      of Zycon Corporation--
        Increase in accounts receivable...................      (2,739)      (10,485)       (4,825)         (465)         (7,158)
        Increase in inventories...........................        (288)       (3,009)       (8,482)       (1,166)           (931)
        (Increase) decrease in prepaid taxes and other
          expenses........................................        (685)         (364)          213          (775)         (1,053)
        Decrease (increase) in other assets...............          55            25            33            15            (628)
        Increase in accounts payable and accrued
          expenses........................................       8,661        15,291        17,720           304           2,661
        Increase in long-term liabilities.................       1,710         2,714         1,831           700              70
                                                              --------      --------      --------      --------       ---------
          Net cash provided by operating activities.......      29,284        36,349        55,629         9,450           8,331
                                                              --------      --------      --------      --------       ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net (purchases) sales of short-term investments.........      (4,095)       (2,668)        5,766         1,933           6,137
  Purchases of property, plant and equipment..............     (19,510)      (28,865)      (53,966)      (13,713)        (11,011)
  Proceeds from sale of property, plant and equipment.....         177           429           290           194              --
  Acquisition of Zycon Corporation, net of cash acquired
    of $2,824.............................................          --            --            --            --        (209,661)
                                                              --------      --------      --------      --------       ---------
          Net cash used in investing activities...........     (23,428)      (31,104)      (47,910)      (11,586)       (214,535)
                                                              --------      --------      --------      --------       ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments under capital lease obligations......      (4,447)       (2,584)       (2,047)         (630)           (413)
  Principal payments of long-term debt....................         (92)       (2,091)          (92)          (22)        (33,690)
  Proceeds from issuance of long-term debt................          --            --            --            --         215,000
  Proceeds from exercise of stock options.................         853         1,095         1,738         2,952             328
  Tax benefit from exercise of options....................         319         1,597         4,161            --           1,018
  Purchase and retirement of common stock.................      (2,466)       (1,019)           --            --              --
                                                              --------      --------      --------      --------       ---------
          Net cash (used in) provided by financing
            activities....................................      (5,833)       (3,002)        3,760         2,300         182,243
                                                              --------      --------      --------      --------       ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS......          23         2,243        11,479           164         (23,961)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD............      19,041        19,064        21,307        21,307          32,786
                                                              --------      --------      --------      --------       ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD..................   $  19,064     $  21,307     $  32,786     $  21,471       $   8,825
                                                              ========      ========      ========      ========       =========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
  Machinery and equipment acquired under capital
    lease obligations.....................................   $      --     $      --     $   1,032     $      --       $      --
                                                              ========      ========      ========      ========       =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for--
    Interest..............................................   $     859     $     576     $     279     $      --       $     311
                                                              ========      ========      ========      ========       =========
    Income taxes (net of refunds).........................   $   8,939     $  13,609     $  16,794     $   3,101       $     405
                                                              ========      ========      ========      ========       =========
ACQUISITION OF ZYCON CORPORATION--
  Fair value of assets acquired...........................                                                             $ 212,509
  Liabilities assumed.....................................                                                              (114,993)
  Cash paid...............................................                                                              (204,885)
  Acquisition costs incurred..............................                                                                (7,600)
  Write-off of acquired in-process research and
    development...........................................                                                                78,000
                                                                                                                       ---------
  Goodwill................................................                                                             $ (36,969)
                                                                                                                       =========

  The accompanying notes are an integral part of these consolidated financial statements.

                       HADCO CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Hadco Corporation's (the "Company") principal products are complex multilayer rigid printed circuits and backplane assemblies. The consolidated financial statements reflect the application of certain accounting policies as described in this note and elsewhere in the accompanying notes to consolidated financial statements.

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  Management Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash Equivalents and Short-Term Investments

     The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents. Short-term investments are carried at cost, which approximates market, and have maturities of less than one year.

     The Company classifies its investments in corporate and government debt securities as held-to-maturity given the Company's intent and ability to hold the securities to maturity. In accordance with the statement, held-to-maturity securities are carried at amortized cost.

     The Company's investments in held-to-maturity securities are as follows:

                                     1995               1996              1997
                               -----------------   ---------------   ---------------
                                          FAIR               FAIR              FAIR
                                         MARKET             MARKET            MARKET
                                COST      VALUE     COST    VALUE     COST    VALUE      MATURITY
                               -------   -------   ------   ------   ------   ------   -------------
                                                  (IN THOUSANDS)
US Government Securities.....  $ 6,039   $ 6,058   $1,000   $ 999    $1,000   $ 999    within 1 year
State and Local Securities...    1,000     1,000    5,270   5,271     2,264   2,264    within 1 year
Corporate Debt Securities....    8,128     8,064    3,131   3,069        --      --    within 1 year
                               -------   -------   ------   ------   ------   ------
                               $15,167   $15,122   $9,401   $9,339   $3,264   $3,263
                               =======   =======   ======   ======   ======   ======

     The Company has no financial instruments requiring disclosure under Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 119, Disclosure About Derivative Financial Instruments and Fair Value of the Financial Instruments.

  Concentration of Credit Risk

     SFAS No. 105, Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, requires disclosure of any significant off-balance-sheet and credit risk concentration. The Company has no significant off-balance-sheet

                       HADCO CORPORATION AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

concentrations of credit risk such as foreign currency exchange contracts or other hedging arrangements. Financial instruments that subject the Company to credit risk consist of cash and cash equivalents, short-term investments and trade accounts receivable. The Company maintains the majority of its cash and investment balances with financial institutions. The Company has not experienced any losses on these investments to date. Substantially all of the Company's accounts receivable are concentrated in the high technology and electronics industry. The Company has not experienced significant losses related to receivables from individual customers or groups of customers in the high technology and electronics industry or by geographic region. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be inherent in the Company's accounts receivable.

  Depreciation and Amortization of Property, Plant and Equipment

     The Company provides for depreciation and amortization by charges to operations in amounts that allocate the cost of property, plant and equipment on a straight-line basis over the following estimated useful lives:

                                                                              ESTIMATED
                             ASSET CLASSIFICATION                            USEFUL LIFE
                             --------------------                            -----------
    Land betterments.......................................................  10-18 Years
    Buildings and improvements.............................................  10-40 Years
    Machinery and equipment................................................    3-9 Years
    Furniture and fixtures.................................................    5-7 Years
    Computer software......................................................      3 Years
    Vehicles...............................................................      3 Years
    Capital leases.........................................................   Lease term

  Net Income (Loss) per Share

     Net income (loss) per share was computed based on the weighted average number of common and common equivalent shares outstanding during each period. Common equivalent shares include outstanding stock options and are included when dilutive. Fully diluted net income (loss) per share has not been separately presented as it would not be materially different from net income (loss) per share as presented.

  Revenue Recognition

     The Company recognizes revenue at the time products are shipped.

  New Accounting Standard

     The Company accounts for its stock-based compensation plans under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. The Company is required to adopt SFAS No. 123, Accounting for Stock-Based Compensation, in fiscal 1997. SFAS No. 123 defines a fair-value-based method of accounting for employee stock options and other stock-based compensation. The compensation expense arising from this method of accounting can be reflected in the financial statements or, alternatively, the pro forma net income and earnings per share effect of the fair-value-based accounting can be disclosed in the financial footnotes. The Company will adopt the disclosure-only alternative.

                       HADCO CORPORATION AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

  Foreign Currency Translation

     The functional currency of the Company's Malaysian subsidiary is the United States dollar. Accordingly, all translation gains and losses resulting from transactions denominated in currencies other than United States dollars are included in the consolidated statements of operations. To date, the resulting gains and losses have not been material.

  Reclassification

     The Company has reclassified certain prior year information to conform with the current year's presentation.

  Interim Financial Statements

     The accompanying consolidated balance sheet as of January 25, 1997, the consolidated statements of operations and cash flows for the three-month periods ended January 27, 1996 and January 25, 1997 and the statement of stockholders' investment for the three-month period ended January 25, 1997 are unaudited but, in the opinion of management, include all adjustments (consisting of normal, recurring adjustments) necessary for a fair presentation of results for these interim periods. The results of operations for the three months ended January 25, 1997 are not necessarily indicative of results to be expected for the entire year.

(2)  ACQUISITION OF ZYCON

     On January 10, 1997, the Company acquired substantially all of the outstanding common stock of Zycon Corporation ("Zycon"). The acquisition was financed by a new bank credit facility of up to $250,000,000, of which the Company borrowed approximately $215,000,000, upon consummation of the acquisition (see Note 7). The acquisition is being accounted for as a purchase in accordance with APB Opinion No. 16, and accordingly, Zycon's operating results since January 10, 1997 are included in the accompanying consolidated financial statements.

     In accordance with APB Opinion No. 16, the Company has allocated the purchase price based on the fair value of assets acquired and liabilities assumed. A significant portion of the purchase price, as described below, has been identified in an independent appraisal as intangible assets using proven valuation procedures and techniques, including approximately $78,000,000 of in-process research and development ("in-process R&D"). Acquired intangibles include developed technology, customer relationships, assembled workforce and trade names/trademarks. These intangibles are being amortized over their estimated useful lives of 12 to 30 years. The portion of the purchase price allocated to the in-process R&D projects that did not have a future alternative use totaled $78,000,000 and was charged to expense as of the acquisition date. Due to a difference in the bases of certain assets for financial statement and income tax purposes, deferred income taxes of $28,800,000 have been provided as part of the purchase price allocation in accordance with SFAS No. 109.

                       HADCO CORPORATION AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

     The aggregate purchase price of $212,485,000, including acquisition costs, was allocated as follows:

                                                                            (IN THOUSANDS)
                                                                            --------------
    Current assets........................................................    $   41,790
    Property, plant and equipment.........................................        95,193
    Acquired intangibles..................................................        72,000
    In-process R&D........................................................        78,000
    Other assets..........................................................         3,526
    Goodwill..............................................................        36,969
    Liabilities assumed...................................................      (114,993)
                                                                               ---------
                                                                              $  212,485
                                                                               =========

     Unaudited pro forma operating results for the Company, assuming the acquisition of Zycon occurred on October 29, 1995 are as follows:

                                                                       THREE MONTHS ENDED
                                                    YEAR ENDED     ---------------------------
                                                     OCTOBER       JANUARY 27,     JANUARY 25,
                                                     26, 1996         1996            1997
                                                    ----------     -----------     -----------
                                                    (IN THOUSANDS)
    Net sales.....................................   $570,345       $ 129,901       $ 172,547
    Net income....................................     28,700           8,167           8,275
    Net income per share..........................   $   2.59       $     .74       $     .76

     For purposes of these pro forma operating results, the in-process R&D was assumed to have been written off prior to October 29, 1995, so that the operating results presented include only recurring costs.

(3)  INVENTORIES

     Inventories are stated at the lower of cost, first-in, first-out (FIFO), or market and consist of the following:

                                                             1995        1996        1997
                                                            -------     -------     -------
                                                                    (IN THOUSANDS)
    Raw materials.........................................  $ 6,318     $ 8,008     $12,668
    Work-in-process.......................................    6,986      13,778      21,439
                                                            -------     -------     -------
                                                            $13,304     $21,786     $34,107
                                                            =======     =======     =======

     The work-in-process consists of materials, labor and manufacturing overhead.

                       HADCO CORPORATION AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(4)  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                                        1995          1996          1997
                                                      ---------     ---------     ---------
                                                                 (IN THOUSANDS)
    Land betterments................................  $   1,838     $   1,991     $   2,174
    Buildings and improvements......................     42,885        52,961        97,895
    Construction-in-progress........................     15,173        22,543        23,841
    Machinery and equipment.........................     94,611       126,878       228,099
    Furniture and fixtures..........................     11,721        14,082        15,500
    Computer software...............................      2,343         2,662         3,581
    Vehicles........................................        141           159           584
    Capital leases..................................     15,048        14,972        16,620
                                                      ---------     ---------     ---------
                                                        183,760       236,248       388,294
    Accumulated depreciation and amortization.......   (116,068)     (132,513)     (184,655)
                                                      ---------     ---------     ---------
                                                      $  67,692     $ 103,735     $ 203,639
                                                      =========     =========     =========

(5)  INTANGIBLE ASSETS

     The Company assesses the realizability of intangible assets in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Under SFAS No. 121, the Company is required to assess the valuation of its long-lived assets, including intangible assets, based on the estimated cash flows to be generated by such assets. Intangible assets are amortized on a straight-line basis, based on their estimated lives, as follows:

                                                               ESTIMATED      JANUARY 25,
                                                                  LIFE            1997
                                                               ----------    --------------
                                                                             (IN THOUSANDS)
    Developed technology.....................................   12 years        $ 30,000
    Customer relationships...................................   25 years          19,000
    Assembled workforce......................................   12 years          10,000
    Trade names/trademarks...................................   30 years          13,000
    Goodwill.................................................   20 years          36,969
                                                                                --------
                                                                                 108,969
    Less -- Accumulated amortization.........................                       (270)
                                                                                --------
                                                                                $108,699
                                                                                ========

(6)  INCOME TAXES

     The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes.

                       HADCO CORPORATION AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

     The provision for income taxes shown in the accompanying consolidated statements of operations is comprised of the following:

                                                                     YEARS ENDED OCTOBER
                                                                 ---------------------------
                                                                  1994      1995      1996
                                                                 -------   -------   -------
                                                                 (IN THOUSANDS)
    Federal --
      Current.................................................   $ 6,566   $14,331   $18,341
      Deferred................................................    (1,224)   (2,954)   (1,206)
                                                                 -------   -------   -------
                                                                   5,342    11,377    17,135
                                                                 -------   -------   -------
    State --
      Current.................................................     1,440     2,928     3,611
      Deferred................................................      (291)     (641)     (279)
                                                                 -------   -------   -------
                                                                   1,149     2,287     3,332
                                                                 -------   -------   -------
                                                                 $ 6,491   $13,664   $20,467
                                                                 =======   =======   =======

     The tax rate used in the computation of the provision for federal and state income taxes differs from the statutory federal and state rates due to the following:

                                                                     1994     1995     1996
                                                                     ----     ----     ----
    Provision for statutory rate.................................    34.0%    34.0%    34.0%
    Increase (decrease) in tax resulting from --
      State income taxes, net of federal tax benefit.............     4.6      4.5      4.4
      Tax-exempt interest income.................................    (0.4)    (0.5)    (0.4)
      Other, net.................................................     1.3      1.0      1.0
                                                                     ----     ----     ----
         Provision for income taxes..............................    39.5%    39.0%    39.0%
                                                                     ====     ====     ====

     In accordance with generally accepted accounting principles, the Company provides for income taxes on an interim basis, using its effective annual income tax rate. Although the Company has incurred a loss before income taxes during the three months ended January 25, 1997, the Company has recorded an income tax provision because the write-off of in-process R&D is not deductible for income tax purposes. Without taking into consideration the write-off of in-process R&D, the Company anticipates that the effective annual income tax rate for fiscal 1997 will be 43%, which is more than the expected combined federal and state statutory rates. This difference is caused primarily by anticipated losses incurred by the Company's Malaysian subsidiary for which the Company cannot record any tax benefit, and by amortization of goodwill and acquired intangibles which is not tax deductible. These items are partially offset by tax advantaged investment income, the tax benefit of the Company's Foreign Sales Corporation and various state investment tax credits.

                       HADCO CORPORATION AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

     The deferred provision for income taxes results from the following:

                                                             1994        1995        1996
                                                            -------     -------     -------
                                                            (IN THOUSANDS)
    Difference between book and tax depreciation........    $  (352)    $  (144)    $   (46)
    Deferred compensation...............................        143          73         266
    Reserves and expenses recognized in different
      periods for book and tax purposes.................     (1,288)     (3,506)     (1,658)
      Other, net........................................        (18)        (18)        (47)
                                                            -------     -------     -------
                                                            $(1,515)    $(3,595)    $(1,485)
                                                            =======     =======     =======

     The tax effects of temporary differences that give rise to significant portions of the current and long-term deferred tax assets and liabilities at October 28, 1995 and October 26, 1996 are as follows:

                                                                        1995        1996
                                                                       -------     -------
                                                                       (IN THOUSANDS)
    Deferred Tax Assets --
      Nondeductible reserves.......................................    $ 6,184     $ 7,475
      Nondeductible environmental accruals.........................      3,197       3,907
      Deferred compensation from issuance of nonqualified stock
         options...................................................        579         275
                                                                       -------     -------
              Total gross deferred tax assets......................      9,960      11,657
      Less -- valuation allowance..................................        290         137
                                                                       -------     -------
                                                                         9,670      11,520
    Deferred Tax Liability --
      Property, plant and equipment, principally due to differences
         in depreciation...........................................     (1,736)     (1,920)
                                                                       -------     -------
              Net deferred tax asset...............................    $ 7,934     $ 9,600
                                                                       =======     =======

     Due to the uncertainty relating to the actual value of the favorable tax benefits of deferred compensation from stock options, the Company has recorded a valuation allowance of approximately $290,000 and $137,000 as of October 28, 1995 and October 26, 1996, respectively. The reduction of this allowance for the year ended October 26, 1996 is a result of the decrease in the deferred tax asset relating to deferred compensation.

(7)  LINES OF CREDIT

     Prior to the acquisition of Zycon discussed in Note 2, the Company had an unsecured Revolving Credit and Term Loan Agreement with a bank. The agreement provided for up to $15,000,000 in revolving credit until June 30, 1997. The Company could designate the rate of interest at either the Eurodollar Rate plus 0.6%, or the bank's base rate. As of October 26, 1996, no amounts were outstanding under this line of credit.

     In connection with the Zycon acquisition discussed in Note 2, the Company entered into a $250,000,000 unsecured Revolving Credit Agreement (the "Agreement") with a bank, replacing the previous $15,000,000 agreement described above. The Agreement provides for direct borrowings or letters of credit and expires January 8, 2002. Borrowings under the Agreement bear interest, at the Company's option, at either; (i) the Eurodollar rate plus a margin ranging between .5% and 1.125%, based on a certain financial ratio of the Company, or
(ii) the Base Rate, as defined. The Company is

                       HADCO CORPORATION AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

required to pay a quarterly commitment fee ranging from .2% to .375%, based on a certain financial ratio of the Company, of the unused commitment under the Agreement. If the Company obtains certain debt financing, as defined, the bank may require the Company to repay up to $150,000,000 of amounts outstanding under the Agreement. At January 25, 1997, borrowings of $215,000,000 were outstanding under the Agreement at a weighted average interest rate of 6.68%.

     The Agreement places several restrictions on the Company, including limitations on mergers, acquisitions and sales of a substantial portion of its assets, as well as certain limitations on liens, guarantees, additional borrowings, changes in the Company's capitalization, as defined, and investments. The Agreement also requires the Company to maintain certain financial covenants, including minimum levels of consolidated net worth, a maximum ratio of funded debt to EBITDA, maximum capital expenditures and interest coverage, as defined, during the term of the Agreement. At January 25, 1997, the Company was in compliance with all loan covenants.

     The Company has a line of credit arrangement with a Malaysian bank denominated in Malaysian ringgits and U.S. dollars for aggregate borrowings of approximately $4.4 million for the purpose of acquiring land, facilities and equipment for the Company's Malaysian subsidiary. The arrangement is renewable annually. At January 25, 1997, there was $2,929,000 outstanding under this arrangement at a weighted average interest rate of approximately 10%.

(8)  LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                                OCTOBER
                                                                           -----------------     JANUARY
                                                                            1995       1996        1997
                                                                           ------     ------     --------
                                                                                   (IN THOUSANDS)
Loan agreements in connection with the expansion of a building. The loans bear interest at rates from 1% to 7% through March 2011 and are collateralized by property and an irrevocable letter of credit.
  Payments of principal and interest are due quarterly.................    $1,008     $  916     $    893
Revolving credit agreement (Note 7)....................................        --         --      215,000
Loan agreements in connection with the purchase of manufacturing equipment. The loans bear interest at 7.17% to 11.37%, are payable in monthly installments of principal and interest through June 2001, and
  are collateralized by machinery and equipment........................        --         --       15,331
Line of credit arrangement with a Malaysia bank (Note 7)...............        --         --        2,929
Obligations under capital leases.......................................     3,522      2,506        2,131
                                                                           ------     ------     --------
                                                                            4,530      3,422      236,284
Less -- Current portion................................................     2,143      1,907        8,116
                                                                           ------     ------     --------
                                                                           $2,387     $1,515     $228,168
                                                                           ======     ======     ========

                       HADCO CORPORATION AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

     Maturities of long-term debt and capital lease obligations are as follows as of October 26, 1996:

                                                                             AMOUNT
                                                                             ------
        Year Ending October--
          1997.............................................................  $1,907
          1998.............................................................    401
          1999.............................................................    474
          2000.............................................................     92
          2001.............................................................     92
          2002 and thereafter..............................................    456
                                                                             ------
                                                                             $3,422
                                                                             ======

(9)  COMMITMENTS AND CONTINGENCIES

  Operating Leases

     The Company leases manufacturing equipment and space under noncancelable operating leases with terms expiring through 2009. Future minimum lease payments under these leases as of January 25, 1997 (in thousands) are as follows:

                                                                         REAL
                                                          EQUIPMENT     ESTATE       TOTAL
                                                          ---------     -------     -------
                                                          (IN THOUSANDS)
    Year Ending October --
      1997 (nine months)................................     $48        $ 4,804     $ 4,852
      1998..............................................      15          4,728       4,743
      1999..............................................       5          4,641       4,646
      2000..............................................      --          4,395       4,395
      2001..............................................      --          4,088       4,088
      Thereafter........................................      --         26,175      26,175
                                                             ---        -------     -------
           Future minimum lease payments................     $68        $48,831     $48,895
                                                             ===        =======     =======

     Total rental expense of approximately $1,317,000, $1,447,000, $1,434,000 and $516,000 was incurred for the fiscal years ended October 1994, 1995, 1996 and for the three months ended January 25, 1997, respectively.

     These operating leases include office and manufacturing space leased from a partnership in which the Chairman of the Board has an interest. Two of the leases are for terms of five years, and expire in October 2000 with options to extend until October 2006. The remaining lease expires in March 2000 with options to extend until 2006. For the fiscal years ended October 1994, 1995 and 1996 and the quarter ended January 25, 1997, the related rental expense was approximately $571,000, $479,000 $529,000 and $140,000, respectively.

  Environmental Matters

     During March 1995, the Company received a Record of Decision ("ROD") from the New York State Department of Environmental Conservation ("NYSDEC"), regarding soil and groundwater contamination at its Owego, New York facility. Based on a Remedial Investigation and Feasibility Study ("RIFS") for apparent on-site contamination at that facility and a Focused Feasibility Study ("FFS"), each prepared by environmental consultants of the Company, the NYSDEC has approved a

                       HADCO CORPORATION AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

remediation program of groundwater withdrawal and treatment and interactive soil flushing. The Company recently executed a Modification of the Order on Consent to implement the approved ROD. The cost, based upon the FFS, to implement this remediation is estimated to be $4.6 million, and is expected to be expended as follows: $260,000 for capital equipment and $4.3 million for operation and maintenance costs which will be incurred and expended over the estimated life of the program of 30 years. NYSDEC has requested that the Company consider taking additional samples from a wetland area near the Company's Owego facility. Analytical reports of earlier sediment samples indicated the presence of certain inorganics. There can be no assurance that the Company and/or other third parties will not be required to conduct additional investigations and remediation at that location, the costs of which are currently indeterminable due to the numerous variables described in the fifth paragraph of this Environmental Matters note.

     From 1974 to 1980, the Company operated a printed circuit manufacturing facility in Florida as a lessee of property that is now the subject of a pending lawsuit (the "Florida Lawsuit") and investigation by the Florida Department of Environmental Protection ("FDEP"). On June 9, 1992, the Company entered into a Cooperating Parties Agreement in which it and Gould, Inc., another prior lessee of the site, have agreed to fund certain assessment and feasibility study activities at the site, and an environmental consultant has been retained to perform such activities. The cost of such activities is not expected to be material to the Company. In addition to the Cooperating Parties Agreement, Hadco and others are participating in alternative dispute resolution regarding the site with an independent mediator. In connection with the mediation, in February 1997 the FDEP presented computer-generated estimates of remedial costs, for activities expected to be spread over a number of years, that ranged from approximately $3.3 million to $9.7 million. Mediation sessions were conducted in March 1992 but have been suspended during the ongoing assessment and feasibility activities. Management believes it is likely that it will participate in implementing a continuing remedial program for the site, the costs of which are currently unknown. Also see the seventh paragraph of this Environmental Matters note relating to the Company's having been named as a third-party defendant in the Florida Lawsuit.

     The Company has commenced the operation of a groundwater extraction system at its Derry, New Hampshire facility to address certain groundwater contamination and migration control issues. Because of the uncertainty regarding both the quantity of contaminants beneath the building at the site and the long-term effectiveness of the groundwater migration control system the Company has installed, it is not possible to make a reliable estimate of the length of time remedial activity will have to be performed. However, it is anticipated that the groundwater extraction system will be operated for at least 30 years. There can be no assurance that the Company will not be required to conduct additional investigations and remediation relating to the Derry facility. The total costs of such groundwater extraction system and of conducting any additional investigations and remediation relating to the Derry facility are not fully determinable due to the numerous variables described in the fifth paragraph of this Environmental Matters note.

     Included in selling, general and administrative (SG&A) expenses are charges for actual expenditures and accruals, based on estimates, for environmental matters. During fiscal 1994, 1995, 1996 and for the three months ended January 25, 1997, the Company made, and charged to SG&A expenses, actual payments of approximately $1,040,000, $1,111,000, $680,000 and $70,000, respectively, for environmental matters. In 1994, 1995 and 1996, the Company also accrued and charged to SG&A expenses approximately $2,100,000, $2,740,000 and $1,825,000, respectively, as cost estimates for environmental matters.

                       HADCO CORPORATION AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

     The Company accrues estimated costs associated with known environmental matters, when such costs can be reasonably estimated. The cost estimates relating to future environmental clean-up are subject to numerous variables, the effects of which can be difficult to measure, including the stage of the environmental investigations, the nature of potential remedies, possible joint and several liability, the magnitude of possible contamination, the difficulty of determining future liability, the time over which remediation might occur, and the possible effects of changing laws and regulations. The total reserve for environmental matters currently identified by the Company amounted to $8.2 million at October 28, 1995 and $10.0 million at October 26, 1996 and January 25, 1997. The current portion of these costs as of October 26, 1995, October 28, 1996 and January 25, 1997, amounted to approximately $900,000 in each period, and is included in Other accrued expenses. The long-term portion of these costs amounted to approximately $7.3 million, $9.1 million and $9.2 million as of October 28, 1995, October 26, 1996 and January 25, 1997, respectively, and is reported under the caption Other Long-Term Liabilities. Based on its assessment at the current time, management estimates the cost of ultimate disposition of the above known environmental matters to range from approximately $7.0 million to $12.0 million, and is expected to be spread over a number of years. Management believes the ultimate disposition of the above known environmental matters will not have a material adverse effect on the liquidity, capital resources, business or consolidated financial position of the Company. However, one or more of such environmental matters could have a significant negative impact on the Company's consolidated financial results for a particular reporting period.

     The Company is one of 33 entities which have been named as potentially responsible parties in a lawsuit pending in the federal district court of New Hampshire concerning environmental conditions at the Auburn Road, Londonderry, New Hampshire landfill site. Local, state and federal entities and certain other parties to the litigation seek contribution for past costs, totaling approximately $20 million, allegedly incurred to assess and remedy the Auburn Road site. In December 1996, following publication and comment period, the U.S. Environmental Protection Agency (EPA) amended the ROD to change the remedy at the Auburn Road site from active groundwater remediation to future monitoring. Other parties to the lawsuit also allege that future monitoring will be required. The Company is contesting liability, but is participating in mediation with 27 other parties in an effort to resolve the lawsuit.

     In connection with the Florida Lawsuit (as described in the second paragraph of this Environmental Matters section), pending in the Circuit Court of Broward County, Florida, Hadco and Gould, Inc., another prior lessee of the site of the printed circuit manufacturing facility in Florida, was each served with a third-party complaint in June 1995, as third-party defendants in such pending Florida Lawsuit by a party who had previously been named as a defendant when the Florida Lawsuit was commenced in 1993 by the FDEP. The Florida Lawsuit seeks damages relating to environmental pollution and FDEP costs and expenses, civil penalties, and declaratory and injunctive relief to require the parties to complete assessment and remediation of soil and groundwater contamination. The other parties include alleged owners of the property.

     In March 1993, the EPA notified Zycon of its potential liability for maintenance and remediation costs in connection with a hazardous waste disposal facility operated by Casmalia Resources, a California Limited Partnership, in Santa Barbara County, California. The EPA identified Zycon as one of the 65 generators which had disposed the greatest amounts of materials at the site. Based on the total tonnage contributed by all generators, Zycon's share is estimated at approximately 0.2% of the total weight.

     The Casmalia site was regulated by the EPA during the period when the material was accepted. There is no allegation that Zycon violated any law in the disposal of material at the site, rather the

                       HADCO CORPORATION AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

EPA's actions stemmed from the fact that Casmalia Resources may not have the financial means to implement a closure plan for the site and because of Zycon's status as a generator of hazardous waste.

     In September 1996, a Consent Decree among the EPA and 48 entities (including Zycon) acting through the Casmalia Steering Committee ("CSC") was lodged with the United States District Court in Los Angeles, California, which must approve the agreement. Although this approval is pending, work has started under the Consent Decree. The Consent Decree sets forth the terms and conditions under which the CSC will carry out work aimed at final closure of the site. Certain closure activities will be performed by the CSC. Later work will be performed by the CSC, if funded by other parties. Under the Consent Decree, the settling parties will work with the EPA to pursue the non-settling parties to ensure they participate in contributing to the closure and long-term operation and maintenance of the facility.

     The future costs in connection with the lawsuits described in the above paragraphs are currently indeterminable due to such factors as the unknown timing and extent of any future remedial actions which may be required, the extent of any liability of the Company and of other potentially responsible parties, and the financial resources of the other potentially responsible parties. Management currently believes, based on the facts currently known to it, that it is probable that the ultimate dispositions of the above lawsuits will not have a material adverse effect on the Company's business and financial condition; however, there can be no assurance that this will be the case.

  Purchase Commitments

     The Company had commitments to purchase approximately $15,668,000 of manufacturing equipment and approximately $1,520,000 of leasehold improvements as of January 25, 1997. The majority of these commitments is expected to be completed by the end of fiscal 1997.

                       HADCO CORPORATION AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(10) STOCKHOLDERS' INVESTMENT

  Stock Options

     The following table summarizes stock option activity with respect to the nonqualified stock options:

                                                                                 EXERCISE
                                                                                PRICE RANGE
                                                                 NUMBER       ---------------
                                                               OF SHARES
                                                             --------------
                                                             (IN THOUSANDS)
    Outstanding, October 30, 1993..........................       1,921       $2.00 -  $ 9.00
      Options granted......................................         340        8.00 -    8.81
      Options exercised....................................        (332)       2.00 -    4.94
      Options canceled.....................................        (239)       2.00 -    9.00
                                                                  -----       ---------------
    Outstanding, October 29, 1994..........................       1,690        2.00 -    9.00
      Options granted......................................         223        8.50 -   25.69
      Options exercised....................................        (320)       2.00 -   11.06
      Options canceled.....................................        (147)       2.10 -    8.81
                                                                  -----       ---------------
    Outstanding, October 28, 1995..........................       1,446        2.00 -   25.69
      Options granted......................................         150       27.00 -   31.50
      Options exercised....................................        (443)       2.00 -   11.06
      Options canceled.....................................         (45)       2.00 -   31.50
                                                                  -----       ---------------
    Outstanding, October 26, 1996..........................       1,108        2.00 -   31.50
      Options granted......................................         174                 47.44
      Options exercised....................................         (62)       2.00 -   31.50
                                                                  -----       ---------------
    Outstanding, January 25, 1997..........................       1,220       $2.00 -  $47.44
                                                                  =====       ===============

     The Company has the following nonqualified stock option plans:

     DECEMBER 1985 PLAN AND DECEMBER 1986 PLAN

     The options under these plans are exercisable immediately, and have various vesting periods up to 10 years according to each individual option agreement with an expiration date no later than 10 years and 90 days from the date of grant. Upon termination of employment under certain circumstances, the Company may, at its option, repurchase the exercised but unvested shares at the original purchase price.

     DECEMBER 1987 PLAN

     The options under this plan become exercisable according to each option agreement and expire no later than June 30, 1997.

     SEPTEMBER 1990 PLAN

     This plan provides for the granting of options at a price equal to the fair market value at the date of grant. The options vest over periods of up to seven years and become exercisable according to each option agreement, and they expire no later than 10 years from the date of grant.

                       HADCO CORPORATION AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

     DECEMBER 1991 DIRECTOR PLAN

     This plan provides for the granting of options to purchase up to 150,000 shares of common stock at a price equal to the fair market value at the date of grant. These options are exercisable ratably over a five-year period and expire no later than seven years from the date of grant. The Board of Directors has amended this plan, subject to the approval of the shareholders in February 1997,
(i) to increase the number of shares available to 300,000, (ii) provide that any current non-employee director who will have five years of service in such capacity on February 26, 1997 be automatically granted, on such date and on each anniversary of service thereafter, a vested option to purchase 3,000 shares and
(iii) provide that any current non-employee director who does not have five years of service in such capacity on March 15, 1997 and any future non-employee director each be automatically granted, on the date such non-employee director achieves five years of service in such capacity and on each anniversary of service thereafter, a vested option to purchase 3,000 shares.

     NOVEMBER 1995 PLAN

     This plan provides for the granting of options to purchase up to 1,000,000 shares of common stock at a price equal to fair market value at the date of grant. The options vest according to each option agreement and they expire no later than 10 years from the date of grant.

     The status of the stock option plans at January 25, 1997 is as follows:

                                                                                      AVERAGE
                                                        OPTIONS         OPTIONS       EXERCISE
                          PLAN                        OUTSTANDING     EXERCISABLE      PRICE
    ------------------------------------------------  -----------     -----------     --------
                                                      (IN THOUSANDS)
    *December 1985 and 1986 Plans...................       203            203          $ 2.92
    *December 1987 Plan.............................        75             75            3.00
    *September 1990 Plan............................       691            263           11.99
     December 1991 Director Plan....................        88             37           18.49
     November 1995 Plan.............................       163             --           46.93
                                                         -----            ---          ------
                                                         1,220            578          $15.06
                                                         =====            ===          ======

------------
* The Board of Directors has determined to make no further grants under the December 1985 Plan, December 1986 Plan, December 1987 Plan and September 1990 Plan.

     The Company had reserved as of January 25, 1997, a total of 2,062,829 shares of common stock for issuance under the nonqualified stock option plans listed in the above chart. During fiscal 1994, 1995 and 1996 and the quarter ended January 25, 1997, approximately $360,000, $287,000, $154,000 and $32,000, respectively, were charged against income as compensation expense associated with the granting of these options.

     The Company adopted a Stockholder Rights Plan in August 1995 pursuant to which the Company declared the distribution of one Common Stock Purchase Right ("Right") for each share of outstanding common stock. Under certain conditions, each Right may be exercised for one share of common stock at an exercise price of $130, subject to adjustment. Under circumstances defined in the Stockholder Rights Plan, the Rights entitle holders to purchase stock having a value of twice the exercise price of the Rights. Until they become exercisable, the Rights are not transferable apart from the common stock. The Rights may be redeemed by the Company at any time prior to the occurrence of certain events at $.01 per Right. The Stockholder Rights Plan will expire on September 11, 2005, unless the Rights are earlier redeemed by the Company.

                       HADCO CORPORATION AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(11)  RETIREMENT PLAN

     The Hadco Corporation Retirement Plan (the "Plan"), as amended, covers all employees with at least six months of continuous service, as defined. Annual profit sharing contributions are determined at the discretion of the Board of Directors but cannot exceed the amount allowable for federal income tax purposes. The Company made profit sharing contributions of $1,074,000, $2,285,000 and $3,335,000 to the Plan for the years ended October 1994, 1995 and 1996, respectively. The Company has provided $1,100,000 for the three months ended January 25, 1997 for profit sharing contributions.

     The Plan permits participants to elect to have contributions made to the Plan in the form of reductions in salary under Section 401(k) of the Internal Revenue Code subject to limitations set out in the Plan. Under the Plan, the Company will match employee contributions up to a set percentage. Employee contributions become vested when made, and Company contributions become vested at the rate of 33 1/3 for each year of service with the Company. The Company matched employee contributions in the amount of approximately $500,000, $600,000 and $736,000 during fiscal 1994, 1995 and 1996, respectively. The Company has provided $178,000 for matching contributions during the quarter ended January 25, 1997.

(12)  QUARTERLY RESULTS (UNAUDITED)

     The following summarized unaudited results of operations for the fiscal quarters in the years ended October 1995 and 1996 have been accounted for using generally accepted principles for interim reporting purposes and include adjustments (consisting of normal recurring adjustments) that the Company considers necessary for the fair presentation of results for these interim periods.

                       HADCO CORPORATION AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

                                                                         1995           1996
                                                                        -------        -------
                                                                        (IN THOUSANDS, EXCEPT
                                                                           PER SHARE DATA)
First Fiscal Quarter --
  Net sales...........................................................  $56,825        $76,481
  Gross profit........................................................   11,292         19,482
  Net income..........................................................    3,003          7,191
  Net income per share................................................      .29            .65
  Weighted average shares outstanding.................................   10,446         11,104
Second Fiscal Quarter --
  Net sales...........................................................  $67,637        $88,096
  Gross profit........................................................   16,261         21,893
  Net income..........................................................    5,193          7,895
  Net income per share................................................      .49            .71
  Weighted average shares outstanding.................................   10,626         11,135
Third Fiscal Quarter --
  Net sales...........................................................  $67,752        $88,225
  Gross profit........................................................   17,540         21,451
  Net income..........................................................    6,152          7,994
  Net income per share................................................      .56            .72
  Weighted average shares outstanding.................................   11,034         11,100
Fourth Fiscal Quarter --
  Net sales...........................................................  $72,954        $97,883
  Gross profit........................................................   19,402         23,322
  Net income..........................................................    7,026          8,934
  Net income per share................................................      .63            .81
  Weighted average shares outstanding.................................   11,124         11,008

(13)  CUSTOMERS

     During fiscal years 1994, 1995 and 1996 and the quarter ended January 25, 1997, no customer accounted for more than 7%, 7%, 15% and 14% of consolidated net sales, respectively. The Company's five largest customers accounted for 28%, 28%, 34% and 33% of consolidated net sales during fiscal 1994, 1995 and 1996 and the quarter ended January 25, 1997, respectively. For the first quarter of fiscal 1997 and the 1996 fiscal year, one customer accounted for more than 10% of consolidated net sales.

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     In January 1997, Hadco purchased substantially all of Zycon's common stock for approximately $205 million in cash. The Company also incurred approximately $7.5 million in acquisition related costs resulting in a total purchase price of approximately $212.5 million. The acquisition was financed by a new Credit Facility of up to $250 million. The Company borrowed approximately $215 million under the new Credit Facility, upon consummation of the transaction.

     This acquisition is being accounted for as a purchase, and due to the different bases in certain assets for book and tax purposes, deferred taxes have been provided for as part of the purchase price allocation in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. A significant portion of the purchase price, as outlined in the attached notes to these pro forma financial statements, has been identified in an appraisal as intangible assets, including approximately $78 million of in-process R&D (see discussion in Note 1 to October 26, 1996 Pro Forma Condensed Consolidated Statement of Operations).

     The accompanying Pro Forma Condensed Consolidated Statements of Operations for the year ended October 26, 1996 and the three months ended January 25, 1997 assume that the acquisition of Zycon took place on October 29, 1995, the beginning of Hadco's fiscal year ended October 26, 1996. The Pro Forma Condensed Consolidated Statements of Operations do not include the effect of any non-recurring write-offs directly attributable to the acquisition.

     The accompanying pro forma information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations which would actually have been reported had the acquisition been in effect during the periods presented, or which may be reported in the future.

     The accompanying Pro Forma Condensed Consolidated Financial Statements should be read in conjunction with the historical financial statements and related notes thereto for Hadco and Zycon.

                               HADCO CORPORATION

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED OCTOBER 26, 1996
                                  (Unaudited)
                     (In thousands, except per share data)

                                                 HISTORICAL
                                    ------------------------------------
                                         HADCO               ZYCON
                                       YEAR ENDED         YEAR ENDED        PRO FORMA      PRO FORMA
                                    OCTOBER 26, 1996   DECEMBER 31, 1996   ADJUSTMENTS     COMBINED
                                    ----------------   -----------------   -----------     ---------
Net Sales.........................      $350,685           $ 219,660                       $570,345
Cost of Sales.....................       264,537             186,314                        450,851
                                        --------            --------                       --------
Gross Profit......................        86,148              33,346                        119,494
Selling, General and
  Administrative Expenses.........        34,616              16,079           (2,637)(2)    48,058
Amortization of Acquired
  Intangible Assets...............            --                  --            6,468 (3)     6,468
                                        --------            --------         --------      --------
Income from Operations............        51,532              17,267           (3,831)       64,968
Interest and Other Income.........         1,287                 726             (805)(4)     1,208
Interest Expense..................          (338)             (2,567)         (13,292)(5)   (16,197)
Other Expense.....................            --              (6,019)           6,019 (1)        --
                                        --------            --------         --------      --------
Income Before Provisions for
  Income Taxes....................        52,481               9,407          (11,909)       49,979
Provision for Income Taxes........        20,467               6,518           (5,706)(6)    21,279
                                        --------            --------         --------      --------
Net Income (Loss).................      $ 32,014           $   2,889        $  (6,203)     $ 28,700
                                        ========            ========         ========      ========
Net Income per Share..............      $   2.89                                           $   2.59
                                        ========                                           ========
Weighted Average Shares
  Outstanding.....................        11,084                                             11,084
                                        ========                                           ========

NOTE 1:

     For purpose of this Pro Forma Condensed Consolidated Statement of Operations, the acquired in-process R&D was assumed to have been written off prior to the period presented herein, so that the statement of operations includes only recurring costs.

NOTE 2: PRO FORMA ADJUSTMENTS

     The following is a description of each of the pro forma adjustments.

     (1) Eliminate non-recurring acquisition costs incurred by Zycon.

     (2) Eliminate non-recurring Zycon management salaries and certain bonuses.

     (3) Amortization of acquired intangible assets over lives ranging from 12 to 30 years.

     (4) Reduce interest income as a result of utilizing cash for acquisition.

     (5) Interest expense on debt issued to finance acquisition.

     (6) Related tax effect of adjustments (1) through (5).

                               HADCO CORPORATION

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE QUARTER ENDED JANUARY 25, 1997
                                  (Unaudited)
                     (In thousands, except per share data)

                                                HISTORICAL
                                   -------------------------------------
                                        HADCO                ZYCON
                                    QUARTER ENDED        QUARTER ENDED       PRO FORMA     PRO FORMA
                                   JANUARY 25, 1997    DECEMBER 31, 1996    ADJUSTMENTS    COMBINED
                                   ----------------    -----------------    -----------    ---------
Net Sales.........................     $111,536             $61,011                        $172,547
Cost of Sales.....................       86,681              52,925                         139,606
                                       --------             -------                        --------
Gross Profit......................       24,855               8,086                          32,941
Selling, General and
  Administrative Expenses.........        9,028               4,342               (659)(3)   12,711
Amortization of Acquired
  Intangible Assets...............          270                 136              1,188 (4)    1,594
Write-off of In-process Research
  and Development.................       78,000                  --            (78,000)(1)       --
                                       --------             -------           --------     --------
Income (Loss) From Operations.....      (62,443)              3,608             77,472       18,637
Interest and Other Income.........          880                 167               (496)(5)      551
Interest Expense..................         (933)             (1,033)            (2,703)(6)   (4,669)
Other Expense.....................           --              (6,019)             6,019 (2)       --
                                       --------             -------           --------     --------
Income (Loss) Before Provision for
  Income Taxes....................      (62,496)             (3,277)            80,291       14,518
Provision for Income Taxes........        6,665               1,247             (1,669)(7)    6,243
                                       --------             -------           --------     --------
Net Income (Loss).................     $(69,161)            $(4,524)         $  81,960     $  8,275
                                       ========             =======           ========     ========
Net Income (Loss) per Share.......     $  (6.64)                                           $   0.76
                                       ========                                            ========
Weighted Average Shares
  Outstanding.....................       10,413                                              10,944
                                       ========                                            ========

NOTE 1: PRO FORMA ADJUSTMENTS

     The following is a description of each of the pro forma adjustments:

     (1) Eliminate non-recurring write-off of in-process R&D.

     (2) Eliminate non-recurring acquisition costs incurred by Zycon.

     (3) Eliminate non-recurring Zycon management salaries and certain bonuses.

     (4) Amortization of acquired intangible assets over lives ranging from 12 to 30 years.

     (5) Reduce interest income as a result of utilizing cash for acquisition.

     (6) Interest expense on debt issued to finance acquisition.

     (7) Related tax effect of adjustments (1) through (6).

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Zycon Corporation:

     We have audited the accompanying consolidated balance sheet of Zycon Corporation (a Delaware corporation) and subsidiaries as of December 31, 1996, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zycon Corporation and subsidiaries as of December 31, 1996, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

San Jose, California
January 17, 1997

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Zycon Corporation:

     We have audited the accompanying consolidated balance sheet of Zycon Corporation and subsidiary as of December 31, 1995 and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zycon Corporation and subsidiary as of December 31, 1995 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

January 19, 1996

                               ZYCON CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1996
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                           1995         1996
                                                                          -------     --------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.............................................  $11,264     $  7,549
  Receivables, net of allowances of $250 in 1995 and $255 in 1996.......   20,886       28,430
  Inventories...........................................................    6,131       11,343
  Prepaid expenses and other current assets.............................    1,734        2,569
                                                                          --------     -------
          Current assets................................................   40,015       49,891
PLANT AND EQUIPMENT, net................................................   52,130       95,297
DEPOSITS AND OTHER ASSETS...............................................    2,830        3,304
EXCESS OF COST OVER NET ASSETS ACQUIRED, net of accumulated amortization
  of $272 in 1996.......................................................       --        5,396
                                                                          --------     -------
                                                                          $94,975     $153,888
                                                                          ========     =======
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt and bank borrowings.................  $ 2,567     $  9,122
  Accounts payable......................................................   17,624       26,192
  Accrued liabilities...................................................    5,021        7,479
  Income taxes payable..................................................    1,770          870
                                                                          --------     -------
          Current liabilities...........................................   26,982       43,663
LONG-TERM DEBT AND LIABILITIES, net of current portion..................    5,458       43,777
DEFERRED INCOME TAXES...................................................    6,634        7,003
                                                                          --------     -------
          Total liabilities.............................................   39,074       94,443
                                                                          --------     -------
COMMITMENTS AND CONTINGENCIES (see Note 7)
STOCKHOLDERS' EQUITY:
  Preferred stock; $0.001 par value; 20,000,000 shares authorized; none
     outstanding........................................................       --           --
  Common stock; $0.001 par value; 25,000,000 shares authorized;
     11,000,000 and 11,056,600 shares issued and outstanding in 1995 and
     1996, respectively.................................................       11           11
  Additional paid-in capital............................................   32,369       33,024
  Retained earnings.....................................................   23,521       26,410
                                                                          --------     -------
          Total stockholders' equity....................................   55,901       59,445
                                                                          --------     -------
                                                                          $94,975     $153,888
                                                                          ========     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                               ZYCON CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                                 (IN THOUSANDS)

                                                               1994         1995         1996
                                                             --------     --------     --------
Net Sales..................................................  $149,151     $180,944     $219,660
Cost of Sales..............................................   133,043      153,109      186,314
                                                             --------     --------     --------
Gross Profit...............................................    16,108       27,835       33,346
Selling, General and Administrative Expenses...............     8,350       11,233       16,079
                                                             --------     --------     --------
Income from Operations.....................................     7,758       16,602       17,267
                                                             --------     --------     --------
Other Income (Expense):
Interest Income............................................       264          711          726
Interest Expense...........................................    (2,250)      (2,427)      (2,567)
Other Expense..............................................        --           --       (6,019)
                                                             --------     --------     --------
Other Income (Expense).....................................    (1,986)      (1,716)      (7,860)
                                                             --------     --------     --------
Income Before Income Taxes.................................     5,772       14,886        9,407
Provision For Income Taxes.................................        97        7,409        6,518
                                                             --------     --------     --------
Net Income.................................................  $  5,675     $  7,477     $  2,889
                                                             ========     ========     ========
Pro Forma Net Income Data (Unaudited):
Income Before Income Taxes, as reported....................  $  5,772     $ 14,886
Pro Forma Provision for Income Taxes.......................     2,333        5,925
                                                                          --------
Pro Forma Net Income.......................................  $  3,439     $  8,961
                                                                          ========

  The accompanying notes are an integral part of these consolidated financial statements.

                               ZYCON CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                                 (IN THOUSANDS)

                                                                            NOTES
                                           COMMON STOCK     ADDITIONAL    RECEIVABLE                   TOTAL
                                          ---------------    PAID-IN         FROM       RETAINED   STOCKHOLDERS'
                                          SHARES   AMOUNT    CAPITAL     STOCKHOLDERS   EARNINGS      EQUITY
                                          ------   ------   ----------   ------------   --------   -------------
BALANCES AS OF DECEMBER 31, 1993........   8,000    $  8     $     22       $   --      $23,483       $23,513
  Stockholder distributions.............      --      --           --           --       (3,859)       (3,859)
  Issuance of stockholder notes.........      --      --           --         (575)          --          (575)
  Collections on stockholder notes......      --      --           --           45           --            45
  Net income............................      --      --           --           --        5,675         5,675
                                          ------     ---      -------        -----      -------       -------
BALANCES AS OF DECEMBER 31, 1994........   8,000       8           22         (530)      25,299        24,799
  Sale of common stock, net of $3,650
     issuance costs.....................   3,000       3       32,347           --           --        32,350
  Stockholder distributions.............      --      --           --           --       (9,255)       (9,255)
  Collections on stockholder notes......      --      --           --          530           --           530
  Net income............................      --      --           --           --        7,477         7,477
                                          ------     ---      -------        -----      -------       -------
BALANCES AS OF DECEMBER 31, 1995........  11,000      11       32,369           --       23,521        55,901
  Issuance of common stock in connection
     with Alternate Circuit Technology,
     Inc. (ACT) acquisition.............      50      --          600           --           --           600
  Issuance of common stock pursuant to
     the stock option plan..............       7      --           55           --           --            55
  Net income............................      --      --           --           --        2,889         2,889
                                          ------     ---      -------        -----      -------       -------
BALANCES AS OF DECEMBER 31, 1996........  11,057    $ 11     $ 33,024       $   --      $26,410       $59,445
                                          ======     ===      =======        =====      =======       =======

  The accompanying notes are an integral part of these consolidated financial statements.

                               ZYCON CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                                 (IN THOUSANDS)

                                                                           1994        1995        1996
                                                                         --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...........................................................  $  5,675    $  7,477    $  2,889
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization.....................................     9,199       9,691      11,016
     Deferred income taxes.............................................        --       5,618          38
     Changes in operating assets and liabilities, net of effects from purchase of ACT:
       Increase in receivables.........................................    (4,234)     (5,723)     (5,538)
       (Increase) decrease in inventories..............................       156      (1,661)     (3,106)
       (Increase) decrease in prepaid expenses, deposits and other
        assets.........................................................       339      (2,491)      2,134
       Increase in accounts payable....................................       772       7,010       7,862
       Increase in accrued liabilities.................................       204       1,708       1,060
       Increase (decrease) in income taxes payable.....................        --       1,770        (607)
                                                                         --------    --------    --------
          Net cash provided by operating activities....................    12,111      23,399      15,748
                                                                         --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of ACT, net of cash acquired................................        --          --      (8,888)
  Purchases of plant and equipment.....................................   (13,060)    (22,365)    (52,156)
  Sale of short-term investments.......................................     2,026          --          --
                                                                         --------    --------    --------
          Net cash used for investing activities.......................   (11,034)    (22,365)    (61,044)
                                                                         --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Bank borrowings, net.................................................     1,000      (7,000)      2,543
  Proceeds from long-term debt.........................................    11,378       1,761      46,206
  Repayment of long-term debt..........................................    (7,685)    (14,863)     (7,223)
  Proceeds from sale of common stock...................................        --      32,350          55
  Issuance of stockholder notes........................................      (575)         --          --
  Collections on stockholder notes.....................................        45         530          --
  Distribution paid to stockholders....................................    (3,185)    (10,765)         --
                                                                         --------    --------    --------
          Net cash provided by financing activities....................       978       2,013      41,581
                                                                         --------    --------    --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.......................     2,055       3,047      (3,715)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR.........................     6,162       8,217      11,264
                                                                         --------    --------    --------
CASH AND CASH EQUIVALENTS AT END OF YEAR...............................  $  8,217    $ 11,264    $  7,549
                                                                         ========    ========    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest...............................................  $  2,149    $  2,427    $  2,351
  Cash paid for income taxes...........................................  $     20    $     60    $  6,357
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
  Issuance of common stock in connection with ACT acquisition..........  $     --    $     --    $    600
  Assets of $8,802 acquired, net of related liabilities of $4,961
     assumed from ACT..................................................  $     --    $     --    $  3,841
  Stockholder distributions declared but not paid......................  $  1,510    $     --    $     --

  The accompanying notes are an integral part of these consolidated financial statements.

                       ZYCON CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  The Company and Consolidation

     Zycon Corporation (the "Company") manufactures multilayer printed circuit boards for original equipment manufacturers and contract manufacturers of sophisticated electronic equipment. The Company's principal customers serve diverse market segments, including data communications, telecommunications, advanced storage systems, workstation, servers and personal computers.

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

  Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  Cash Equivalents

     Cash equivalents consist primarily of money market funds and highly liquid debt instruments with original maturity dates up to 90 days.

  Short-Term Investments

     In 1994, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Short-term investments are classified as available for sale under the provisions of SFAS No. 115 and are stated at fair value. Any unrealized gains and losses are reported as a separate component of stockholders' equity, but to date have not been significant.

  Inventories

     Inventories are stated at the lower of first-in, first-out cost or market. The Company periodically reviews its inventories for potential slow-moving and obsolete items and writes down impaired items to net realizable value.

  Plant and Equipment

     Plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 40 years. Leasehold improvements are amortized over the shorter of the respective lease terms, ranging from 10 to 20 years, or their estimated useful lives.

  Intangible Assets

     Excess of cost over net assets acquired (goodwill) from the ACT acquisition (see Note 5) is amortized using the straight-line method over ten years. In order to comply with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived

                       ZYCON CORPORATION AND SUBSIDIARIES

Assets and for Long-Lived Assets to be Disposed of," the realizability is evaluated periodically by management as events or circumstances indicate a possible inability to recover its carrying amount. Such evaluation is based on various analyses, including cash flow and profitability projections that incorporate, as applicable, the impact on existing lines of business. The analysis necessarily involves significant management judgment to evaluate the ability of an acquired business to perform within projections.

  Revenue Recognition

     Sales are recognized upon shipment. Product returns and warranty costs have been insignificant.

  Other Expense

     The Company incurred other expense of $6,019,000 during the year ended December 31, 1996 relating to the acquisition of the Company by Hadco Corporation (see Note 8).

  Income Taxes

     The Company accounts for income taxes using the liability method under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date.

     The Company was an S corporation for Federal and state income tax reporting purposes prior to the initial public offering on September 26, 1995. Federal and state income taxes on the income of an S corporation are generally payable by the individual stockholders rather than the corporation. Accordingly, only the California S corporation franchise tax was provided while the Company was as S corporation.

     Upon termination of the Company's S corporation status, the Company established its net deferred tax liability and recorded an accompanying charge of $4.5 million to income tax expense in 1995. The accompanying consolidated statements of income for the years ended December 31, 1994 and 1995 include provisions for income taxes on an unaudited pro forma basis, using the asset and liability method, as if the Company had been a C corporation, fully subject to Federal and state income taxes.

  Environmental Remediation Costs

     The Company accrues for expenses associated with environmental remediation obligations when such expenses are probable and can be reasonably estimated. Accruals for estimated expenses for environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information becomes available or circumstances change. Estimates of future expenditures for environmental remediation obligations are not discounted to their present value.

  Concentration of Credit Risk

     Financial instruments potentially subjecting the Company to concentration of credit risk consist primarily of cash equivalents and accounts receivable. By policy, the Company limits the amounts

                       ZYCON CORPORATION AND SUBSIDIARIES
invested in any one type of investment. Management believes the financial risks associated with such investments are minimal. Substantially all of the Company's accounts receivable are derived from domestic sales to original equipment manufacturers and contract assemblers of workstations, networking products, computers, telecommunications equipment and instrumentation devices. A significant percentage of the Company's receivables are concentrated with a few customers. Historically, the Company has not incurred material credit-related losses.

  Foreign Currency Translation

     The functional currency of the Company's Malaysian subsidiary is the United States dollar. Accordingly, all translation gains and losses resulting from transactions denominated in currencies other than United States dollars are included in the consolidated statements of income. To date, the resulting gains and losses have not been material.

  Reclassifications

     Certain 1994 and 1995 balances have been reclassified to conform with the 1996 consolidated financial statement presentation.

2.  BALANCE SHEET COMPONENTS:

  Cash Equivalents

     Cash equivalents include certain investments classified as available-for-sale securities as follows as of December 31 (in thousands):

                                                                         1995        1996
                                                                        -------     ------
    Money market funds................................................  $    --     $3,574
    U.S. governmental treasury bills..................................    1,995      1,975
    Commercial paper..................................................   11,000      2,000
                                                                        -------     ------
                                                                        $12,995     $7,549
                                                                        =======     ======

     These securities all have original maturity dates of 90 days or less, with fair values approximating their cost.

  Inventories

     A summary of inventories follows as of December 31 (in thousands):

                                                                         1995       1996
                                                                        ------     -------
    Raw materials.....................................................  $1,392     $ 5,599
    Work in process...................................................   4,739       5,744
                                                                        ------     -------
                                                                        $6,131     $11,343
                                                                        ======     =======

                       ZYCON CORPORATION AND SUBSIDIARIES

  Plant and Equipment

     A summary of plant and equipment follows as of December 31 (in thousands):

                                                                       1995         1996
                                                                      -------     --------
    Machinery and equipment.........................................  $61,975     $ 98,699
    Leasehold improvements..........................................   23,704       25,744
    Building and building improvements..............................       --       15,458
    Office furniture and equipment..................................      520          553
    Construction in progress........................................    3,250          813
    Other...........................................................      580           --
                                                                      -------     --------
                                                                       90,029      141,267
    Less -- Accumulated depreciation and amortization...............  (37,899)     (45,970)
                                                                      -------     --------
                                                                      $52,130     $ 95,297
                                                                      =======     ========

     Plant and equipment with a cost of approximately $32 million are located at the Company's wholly owned subsidiary in Malaysia.

  Accrued Liabilities

     Accrued liabilities consisted of the following as of December 31 (in thousands):

                                                                          1995       1996
                                                                         ------     ------
    Vacation...........................................................  $1,883     $2,120
    Payroll............................................................   1,099      1,764
    Bonuses............................................................   1,170      1,104
    Health care and workers compensation...............................     530      1,150
    Other..............................................................     339      1,341
                                                                         ------     ------
                                                                         $5,021     $7,479
                                                                         ======     ======

  Long-Term Debt and Liabilities and Bank Borrowings

     Long-term debt and liabilities and bank borrowings consisted of the following as of December 31 (in thousands):

                                                                        1995        1996
                                                                       -------     -------
    Line of credit arrangement with a U.S. bank......................  $    --     $16,136
    Line of credit arrangement with a Malaysian bank.................       --       2,543
    Notes payable to financial lending companies and banks...........    8,025      32,857
    Long-term liabilities............................................       --       1,363
                                                                       -------     -------
                                                                         8,025      52,899
    Less -- Current maturities.......................................   (2,567)     (9,122)
                                                                       -------     -------
    Long-term debt and liabilities...................................  $ 5,458     $43,777
                                                                       =======     =======

     The Company has available a revolving bank line of credit arrangement with a U.S. bank aggregating the lesser of $28,000,000 or a specified percentage of eligible accounts receivable. As of December 31, 1996, there was $16,136,000 outstanding under the line of credit agreement. The line of credit agreement expires on July 1, 1998. Borrowings under the line of credit agreement incur interest at the bank's prime rate (8.25% as of December 31, 1996) and are secured by receivables, inventories

                       ZYCON CORPORATION AND SUBSIDIARIES
and machinery and equipment. The maximum balance outstanding during the year under this arrangement was $20,752,000, and the average outstanding balance during the year was $10,490,000.

     The Company also has a line of credit arrangement with a Malaysian bank for aggregate borrowings of approximately $4.3 million for the purpose of acquiring land, facilities and equipment for the Company's Malaysian subsidiary. The arrangement is renewable annually. As of December 31, 1996, there was $2,543,000 outstanding under this arrangement and the weighted average interest rate was 10%.

     Notes payable to financial lending companies and banks are secured by machinery and equipment and are generally payable in equal monthly installments, bearing interest ranging from approximately 7.2% to 11.4% (8.3% weighted average).

     Annual maturities of the notes payable are as follows (in thousands):

                                    YEAR ENDING
                                   DECEMBER 31,
                                   ------------
             1997..........................................................  $ 6,450
             1998..........................................................    6,788
             1999..........................................................    6,125
             2000..........................................................    5,260
             2001..........................................................    8,234
                                                                              ------
                                                                             $32,857
                                                                              ======

     In connection with the acquisition of the Company by Hadco Corporation (see
Note 8), approximately $33.5 million of these notes payable and borrowings under the line of credit arrangement with the U.S. bank were repaid subsequent to year end.

     The Company has a commitment from a bank for a $15.5 million term loan facility which expires in 2005 for the purpose of acquiring equipment and for working capital to be invested in the Company's Malaysia subsidiary. Borrowings are to be repaid over five years with interest payable at either a fixed rate equal to the bank's cost of funds at the time of borrowing plus 3.25% or an adjustable rate equal to the bank's prime rate plus 1.75%. As of December 31, 1996, there were no borrowings outstanding under this facility. Upon the acquisition of the Company by Hadco (see Note 8), the commitment under this facility was decreased to $4.4 million.

3.  STOCKHOLDERS' EQUITY:

  Stockholder Distributions

     On September 26, 1995, the Company elected C corporation status for Federal and state income tax reporting purposes. Simultaneously with the election of C corporation status, the Company declared a distribution payable to existing stockholders of the Company. This distribution represented undistributed S corporation earnings of the Company through the completion of the Company's initial public offering and the amount of the stockholders' S corporation tax bases.

  Stock-Based Compensation Plan

     In 1993, the Company adopted the 1993 Long-Term Equity Incentive Plan (the "Stock Plan"). The Company accounts for this Stock Plan under APB Opinion No. 25, Accounting for Stock Issued to Employees, under which no compensation expense has been recognized. Had compensation expense for the Stock Plan been determined consistent with Statement of Financial Accounting Standards

                       ZYCON CORPORATION AND SUBSIDIARIES

(SFAS) No. 123, Accounting for Stock-Based Compensation, the Company's net income would have been reduced to the following pro forma amounts (in thousands):

                                                                          1995       1996
                                                                         ------     ------
    As Reported........................................................  $7,477     $2,889
    Pro Forma..........................................................  $6,975     $1,579

     The Company may grant up to 1,100,000 shares of stock to its employees and consultants under the Stock Plan. The Company grants options with an exercise price at least equal to the fair market price at date of grant. Options granted under the Stock Plan vest between 20% and 60% at the end of the first year and ratably thereafter for a period of four years.

     There was no activity under the Stock Plan during 1994. A summary of the activity under the Stock Plan during 1995 and 1996 follows:

                                                                                 WEIGHTED
                                                                                 AVERAGE
                                                                   NUMBER OF     EXERCISE
                                                                    OPTIONS       PRICE
                                                                   ---------     --------
    Outstanding at December 31, 1994.............................        --       $   --
      Granted....................................................   707,600        10.36
                                                                    -------       ------
    Outstanding at December 31, 1995.............................   707,600        10.36
      Granted....................................................   105,200        10.50
      Exercised..................................................    (6,600)        8.36
      Cancelled..................................................   (36,900)       11.54
                                                                    -------       ------
    Outstanding at December 31, 1996.............................   769,300       $10.35
                                                                    =======       ======

     As of December 31, 1996, 765,800 of the 769,300 options outstanding have exercise prices between $8 and $12.00, with a weighted average exercise price of $10.34 and a weighted average remaining contractual life of 3.7 years. 230,200 of these options are exercisable as of December 31, 1996. The remaining 3,500 options have an exercise price and a weighted average exercise price of $13.25 and a weighted average remaining contractual life of 3.88 years. 700 of these options are exercisable as of December 31, 1996. There was no options exercisable as of December 31, 1995.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1995 and 1996; risk-free interest rate of 6 percent; expected dividend yields of 0 percent; expected lives of 7 years; expected volatility of 35 percent. Weighted average fair values of options granted in 1995 and 1996 were $4.30 and $3.00, respectively.

     In connection with the acquisition of the Company by Hadco Corporation (see
Note 8), the vesting for all outstanding options as of January 9, 1997 was immediately accelerated pursuant to the terms of the Stock Plan and then redeemed for cash equal to the difference between the exercise price of the vested option and $18.00 per share.

4.  INCOME TAXES

     The components of income tax expense, as presented in the accompanying consolidated statements of income, comprise California S corporation franchise taxes for 1994 and through September 26, 1995, and Federal and state taxes for the remainder of 1995 and all of 1996. The pro forma provision for income taxes reflects the income tax expense that would have been reported if the

                       ZYCON CORPORATION AND SUBSIDIARIES

Company had been a C corporation in 1994 and all of 1995. The components of the provision for income taxes and unaudited pro forma provision for income taxes are as follows (in thousands):

                                                              YEARS ENDED DECEMBER 31
                                                  ------------------------------------------------
                                                            ACTUAL                   PRO FORMA
                                                  --------------------------     -----------------
                                                  1994      1995       1996       1994       1995
                                                  ----     ------     ------     ------     ------
Current
  Federal.....................................    $--      $1,349     $4,835     $1,431     $3,547
  State.......................................     97         342        483        453        975
                                                  ----
                                                   --
                                                           ------        ---     ------     ------
          Total current.......................     97       1,691      5,318      1,884      4,522
                                                  ----
                                                   --
                                                           ------        ---     ------     ------
Deferred
  Federal.....................................     --       1,123        928        368      1,271
  State.......................................     --         116        272         81        132
  Termination of S corporation status.........     --       4,479         --         --         --
                                                  ----
                                                   --
                                                           ------        ---     ------     ------
          Total deferred......................     --       5,718      1,200        449      1,403
                                                  ----
                                                   --
                                                           ------        ---     ------     ------
Net tax provision.............................    $97      $7,409     $6,518     $2,333     $5,925
                                                  ======   ======        ===     ======     ======

     The following table reconciles the expected Federal income tax expense to the Company's actual income tax expense and unaudited pro forma income tax expense (in thousands):

                                                             YEARS ENDED DECEMBER 31
                                               ---------------------------------------------------
                                                          ACTUAL                     PRO FORMA
                                               -----------------------------     -----------------
                                                1994       1995        1996       1994       1995
                                               ------     -------     ------     ------     ------
Expected Federal income tax expense..........  $1,962     $ 5,061     $3,292     $1,962     $5,061
State income taxes, net of Federal tax
  benefit....................................      97         337        569        352        776
Nondeductible foreign subsidiary loss........      --          --        721         --         --
Nondeductible acquisition costs..............      --          --      2,107         --         --
Termination of S corporation status..........      --       4,479         --         --         --
Effect of S corporation earnings taxable to
  stockholders...............................  (1,962)     (2,557)        --         --         --
Other, net...................................      --          89       (171)        19         88
                                               ------     -------     -------    ------     ------
                                               $   97     $ 7,409     $6,518     $2,333     $5,925
                                               ======     =======     =======    ======     ======

     The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liability are presented below as of December 31 (in thousands):

                                                                            1995        1996
                                                                           -------     -------
Deferred income tax assets:
  Reserves and accruals..................................................  $   749     $ 1,013
  State income taxes.....................................................      167         234
                                                                           -------     -------
          Total deferred income tax assets...............................      916       1,247
Deferred income tax liability:
  Depreciation and amortization..........................................   (6,634)     (7,003)
                                                                           -------     -------
Net deferred income tax liability........................................  $(5,718)    $(5,756)
                                                                           =======     =======

     Deferred income tax assets are classified in other current assets in the accompanying consolidated balance sheets.

                       ZYCON CORPORATION AND SUBSIDIARIES

5.  ACQUISITION OF ALTERNATIVE CIRCUIT TECHNOLOGY, INC.:

     On June 7, 1996, the Company completed the acquisition of the assets of Alternate Circuit Technology, Inc. (ACT). ACT was in the business of owning, operating and managing a quick turnaround printed circuit board manufacturing facility in Massachusetts. The purchase price consisted of cash of $8,641,000, 50,000 shares of the Company's common stock with a total market value of $600,000 and a covenant not to compete arrangement to two ACT shareholders amounting to $200,000. The acquisition has been recorded using the purchase method of accounting. The excess of the aggregate purchase price over the fair market value of net assets acquired was $5,668,000, and this goodwill is being amortized over ten years. The operating results of ACT have been included in the Company's consolidated financial statements since the date of acquisition.

6.  CUSTOMERS:

     In 1994, one customer accounted for 15%, one for 11% and one for 10% of consolidated net sales. In 1995, one customer accounted for 13% and two companies each accounted for 10% of the Company's consolidated net sales. These three customers comprised 35% of accounts receivable at December 31, 1995. In 1996, one customer accounted for 12% of the Company's consolidated net sales. Of the accounts receivable balance at December 31, 1996, 9% is related to this customer.

7.  COMMITMENTS AND CONTINGENCIES:

  Operating Leases

     The Company occupies its facilities under various operating lease agreements. In addition, the Company leases certain machinery and equipment under operating leases. Future minimum lease payments required under operating leases in the years subsequent to December 31, 1996 will be as follows (in thousands):

                                     YEAR ENDED
                                   DECEMBER 31,
                                   ------------
                 1997..................................................  $ 3,984
                 1998..................................................    3,830
                 1999..................................................    3,926
                 2000..................................................    4,022
                 2001..................................................    4,091
                 2002 and thereafter...................................   26,175
                                                                         -------
                                                                         $46,028
                                                                         =======

     Facility and equipment rent expense was approximately $4,452,000, $4,566,000 and $4,609,000 for the years ended December 31, 1994, 1995 and 1996, respectively. Approximately $360,000 and $135,000 of these amounts in 1994 and 1995, respectively were paid to a partnership whose partners were also stockholders of the Company.

  Purchase Commitments

     Purchase commitments aggregated $4,126,000 as of December 31, 1996, primarily for the acquisition of machinery and equipment.

                       ZYCON CORPORATION AND SUBSIDIARIES

  Stockholders' Benefit and Deferred Compensation Plan

     The Company has agreements with its original four stockholders providing for payment aggregating two years salary per stockholder in the event of death in service or disability and for payments in the event of an adjustment of the Company's taxable income for any period the corporation was subject to S corporation status under the Federal or state income tax laws. To date, no payments have been required under these agreements.

     Subsequent to the year end and upon the acquisition of the Company by Hadco Corporation, the Company entered into a deferred compensation plan with key executive employees (none of whom was a director of the Company). The plan will provide these key executive employees with certain deferred compensation under certain circumstances.

  Workers' Compensation

     The Company self-insures its workers' compensation plan and accrues for incurred claims development and estimated incurred but not reported claims. If future incurred claims development substantially exceeds historical claim patterns used to estimate the accrual, the Company could incur significant additional obligations.

  Environmental Matters

     In March 1993, the U.S. Environmental Protection Agency (EPA) notified Zycon of its potential liability for maintenance and remediation costs in connection with a hazardous waste disposal facility operated by Casmalia Resources, a California Limited Partnership, in Santa Barbara County, California. The EPA identified Zycon as one of the 65 generators which had disposed the greatest amounts of materials at the site. Based on the total tonnage contributed by all generators, Zycon's share is estimated at approximately 0.2% of the total weight.

     The Casmalia site was regulated by the EPA during the period when the material was accepted. There is no allegation that Zycon violated any law in the disposal of material at the site, rather the EPA's actions stemmed from the fact that Casmalia Resources may not have the financial means to implement a closure plan for the site and because of Zycon's status as a generator of hazardous waste.

     In September 1996, a Consent Decree among the EPA and 48 entities (including Zycon) acting through the Casmalia Steering Committee ("CSC") was lodged with the United States District Court in Los Angeles, California, which must approve the agreement. Although this approval is pending, work has started under the Consent Decree. The Consent Decree sets forth the terms and conditions under which the CSC will carry out work aimed at final closure of the site. Certain closure activities will be performed by the CSC. Later work will be performed by the CSC, if funded by other parties. Under the Consent Decree, the settling parties will work with the EPA to pursue the non-settling parties to ensure they participate in contributing to the closure and long-term operation and maintenance of the facility.

8.  ACQUISITION BY HADCO CORPORATION:

     In December 1996, Hadco Corporation ("Hadco") agreed to acquire all of the outstanding shares of the Company's common stock at a purchase price of $18.00 per share upon the terms and subject to the conditions set forth in the Tender Offer Statement. The Tender Offer Statement was made pursuant to an Agreement and Plan of Merger dated as of December 4, 1996 between Hadco and the Company. The offer expired on January 9, 1997 after which substantially all of the outstanding shares of the Company's common stock were acquired by Hadco. The Company incurred costs aggregating $2,869,000 which represented investment banking, financial advisory and legal fees incurred relating to

                       ZYCON CORPORATION AND SUBSIDIARIES
the acquisition by Hadco. These costs have been expensed in the accompanying consolidated statement of income for the year ended December 31, 1996 as other expense. The Company paid approximately $2,100,000 of the total costs incurred to a financial advisory firm in which the president of such firm was also a member of the Company's Board of Directors.

     Prior to entering into the Agreement and the Plan of Merger with Hadco, the Company and certain of its principal shareholders had entered into an agreement to sell all of the outstanding shares of the Company's common stock at $16.25 per share to an unrelated party, but the Company subsequently terminated this agreement. In connection with this termination, the Company incurred break-up fees and legal costs amounting to approximately $3,150,000, which was expensed in the accompanying consolidated statement of income for the year ended December 31, 1996 as other expense.

                                     HADCO

             The Largest Interconnect Manufacturer in North America




                                Backplane Assembly

                                - Hadco provides backplane assembly services
                                  utilizing advanced automated manufacturing systems.

                                - Advanced systems include split axis assembly,
                                  "smart" feeder systems, and optical centering for high density electronic packages.

                                - Hadco's backplane assembly facilities are
                                  located in California and New Hampshire.



Includes pictures of various assembled backplane products and a backplane assembly line.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following statement sets forth the amounts of expenses in connection with the offering of the Common Stock and Notes pursuant to this Registration Statement, all of which shall be borne by the Company.

    SEC Registration Fee.....................................................  $   72,921
    NASD Fee.................................................................      25,064
    Nasdaq Listing Fee.......................................................      25,000
    Blue Sky Fees and Expenses...............................................      30,000
    Printing and Engraving Expenses..........................................      10,000
    Accounting Fees and Expenses.............................................     175,000
    Legal Fees and Expenses..................................................     525,000
    Transfer Agent and Registrar Fees........................................      10,000
    Miscellaneous Expenses...................................................     237,015
                                                                                 --------
              Total..........................................................  $1,200,000
                                                                                 ========

     All of the expenses listed above, except the SEC Registration Fee and NASD Fee, represent estimates only.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Reference is made to Article V, Section 2 of the By-Laws of the Registrant and to Section 67 of the Massachusetts Business Corporation Law.

     Article V, Section 2 of the Company's By-Laws provides:

          "2. Indemnification. Each Director, officer, employee and other agent of the corporation, and any person who, at the request of the corporation, serves as a director, officer, employee or other agent of another organization in which the corporation directly or indirectly owns shares or of which it is a creditor shall be indemnified by the corporation against any cost, expense (including attorney's fees), judgment, liability and/or amount paid in settlement reasonably incurred by or imposed upon him in connection with any action, suit or proceeding (including any proceeding before any administrative or legislative body or agency), to which he may be made a party or otherwise involved or with which he shall be threatened, by reason of his being, or related to his status as, a director, officer, employee or other agent of the corporation or of any other organization in which the corporation directly or indirectly owns shares or of which the corporation is a creditor, which other organization he serves or has served as director, officer, employee or other agent at the request of the corporation (whether or not he continues to be an officer, director, employee or other agent of the corporation or such other organization at the time such action, suit or proceeding is brought or threatened), unless such indemnification is prohibited by the Business Corporation Law of the Commonwealth of Massachusetts. The foregoing right of indemnification shall be in addition to any rights to which any such person may otherwise be entitled and shall inure to the benefit of the executors or administrators of each such person. The corporation may pay the expenses incurred by any such person in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding, upon receipt of an undertaking by such person to repay such payment if it is determined that such person is not entitled to indemnification hereunder. This section shall be subject to amendment or repeal only by action of the stockholders."

     Section 67 of the Massachusetts Corporation Law provides:

     "Indemnification of directors, officers, employees and other agents of a corporation, and persons who serve at its request as directors, officers, employees or other agents of another organization, or who serve at its request in any capacity with respect to any employee benefit plan, may be provided by it to whatever extent shall be specified in or authorized by (i) the articles of organization or (ii) a by-law adopted by the stockholders or (iii) a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors. Except as the articles of organization or by-laws otherwise require, indemnification of any persons referred to in the preceding sentence who are not directors of the corporation may be provided by it to the extent authorized by the directors. Such indemnification may include payment by the corporation of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he shall be adjudicated to be not entitled to indemnification under this section which undertaking may be accepted without reference to the financial ability of such person to make repayment. Any such indemnification may be provided although the person to be indemnified is no longer an officer, director, employee or agent of the corporation or of such other organization or no longer serves with respect to any such employee benefit plan.

     No indemnification shall be provided for any person with respect to any matter as to which he shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation or to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan.

     The absence of any express provision for indemnification shall not limit any right of indemnification existing independently of this section.

     A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or other agent of another organization or with respect to any employee benefit plan, against any liability incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability."

     The Registrant's Restated Articles of Organization, as amended, provide:

     "The Corporation eliminates the personal liability of each director to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director notwithstanding any statutory provision or other law imposing such liability; provided, that nothing in this paragraph shall eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section sixty-one or sixty-two of Chapter 156B of the Massachusetts General Laws, or (iv) for any transaction from which the director derived an improper personal benefit."

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     This Registration Statement includes the following exhibits:

EXHIBIT NO.
-----------
    1.1*      Form of Common Stock Underwriting Agreement by and among Registrant, certain stockholders of the Company and Robertson, Stephens & Company LLC, Merrill
              Lynch, Pierce, Fenner & Smith Incorporated and Adams, Harkness & Hill, Inc., as
              representatives of the several Underwriters.
    1.2*      Form of Note Underwriting Agreement by and among Registrant and Robertson,
              Stephens & Company LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated,
              as representatives of the several Underwriters.
    3.1       Restated Articles of Organization of Registrant.
    3.2       By-laws, as amended, of Registrant.
     4*       Form of Indenture (including Form of Note).
     5*       Opinion of Testa, Hurwitz & Thibeault, LLP as to the legality of the securities to be offered.
   10.1       Leases for premises located at 435-445 El Camino Real, Santa Clara, California, by and between Zycon Corporation and University Research Center and addenda thereto dated March 1, 1988; July 8, 1988; February 27, 1989; August 30, 1989;
              May 19, 1993; and August 9, 1993.
   10.2       Provisional Lease dated November 14, 1995 for the premises located at the Muara
              Tebas Land of Kuching East Malaysia by and between Sudarsono Osman and Zycon
              Corporation Sendirian Berhad.
   10.3*      Construction Agreement dated August 3, 1995 by and between Zycon Corporation and Hiti Engineering Sdn.Bhd.
   10.4       Facilities Agreement dated February 9, 1996 by and among the Zycon Corporation
              Sdn.Bhd., Bank Bumiputra Malaysia Berhad and BBMB Kewangan Berhad.
   10.5       Corporate Guarantee dated February 9, 1996 issued by Zycon Corporation in favor of Bank Bumiputra Malaysia Berhad and BBMB Kewangan Berhad.
   10.6       Lease for the three acre premises located in Santa Clara, California by and between Zycon Corporation and Sobrato Interests III, dated January 4, 1996.
   11         Statement re: Computation of Earnings per Share.
   12         Statement re: Computation of Ratios.
   23.1*      Consent of Testa, Hurwitz & Thibeault, LLP (included as part of Exhibit 5).
   23.2       Consent of Arthur Andersen LLP.
   23.3       Consent of KPMG Peat Marwick LLP.
   24         Power of Attorney (included on signature page).
   25         Statement of Eligibility of Trustee on Form T-1.
   27         Financial Data Schedule.

---------------

* To be filed by amendment.

FINANCIAL STATEMENT SCHEDULES:

     Report of Independent Public Accountants on Schedule

     Schedule II -- Valuation and Qualifying Accounts

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes as follows:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Salem, State of New Hampshire, on February 18, 1997.

                                                    HADCO CORPORATION

                                               By /s/     ANDREW E. LIETZ

                                              ----------------------------------
                                                       ANDREW E. LIETZ

                                              President, Chief Executive Officer
                                                         and Director

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

     Each person whose signature appears below in so signing also makes, constitutes and appoints Andrew E. Lietz and Timothy P. Losik, and each of them, his true and lawful attorney-in-fact, with full power of substitution, for him in any and all capacities, to execute and cause to be filed with the Securities and Exchange Commission any and all amendments and post-effective amendments to this Registration Statement, with exhibits thereto (including any subsequent Registration Statement for the same offering which may be filed under Rule 462(b)), and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

           SIGNATURE                                 TITLE                             DATE
--------------------------------  --------------------------------------------  ------------------

    /s/ HORACE H. IRVINE II       Chairman of the Board and Director            February 18, 1997
--------------------------------
       (HORACE H. IRVINE)

      /s/ ANDREW E. LIETZ         President, Chief Executive Officer and        February 18, 1997
--------------------------------  Director (Principal Executive Officer)
       (ANDREW E. LIETZ)

      /s/ TIMOTHY P. LOSIK        Vice President, Chief Financial Officer       February 18, 1997
--------------------------------  and Treasurer (Principal Financial Officer
       (TIMOTHY P. LOSIK)         and Principal Accounting Officer)
     /s/ LAWRENCE COOLIDGE        Director                                      February 18, 1997
--------------------------------
      (LAWRENCE COOLIDGE)

      /s/ J. STANLEY HILL         Director                                      February 18, 1997
--------------------------------
       (J. STANLEY HILL)

       /s/ JOHN O. IRVINE         Director                                      February 18, 1997
--------------------------------
        (JOHN O. IRVINE)

      /s/ MIKAEL SALOVAARA        Director                                      February 18, 1997
--------------------------------
       (MIKAEL SALOVAARA)

       /s/ JOHN F. SMITH          Director                                      February 18, 1997
--------------------------------
        (JOHN F. SMITH)

       /s/ OLIVER O. WARD         Director                                      February 18, 1997
--------------------------------
        (OLIVER O. WARD)

           SIGNATURE                                 TITLE                             DATE
--------------------------------  --------------------------------------------  ------------------

      /s/ PATRICK SWEENEY         Director                                      February 18, 1997
--------------------------------
       (PATRICK SWEENEY)

      /s/ JOHN E. POMEROY         Director                                      February 18, 1997
--------------------------------
       (JOHN E. POMEROY)

      /s/ JAMES C. TAYLOR         Director                                      February 18, 1997
--------------------------------
       (JAMES C. TAYLOR)

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE

To Hadco Corporation:

     We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements of Hadco Corporation included in this registration statement and have issued our report thereon dated November 15, 1996 (except with respect to the matter discussed in Note 2, as to which the date is January 10, 1997). Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in Item 16(b) is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states, in all material respects, the financial data required to be set forth therein, in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Boston, Massachusetts
November 15, 1996

                                                                     SCHEDULE II

                               HADCO CORPORATION

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                              ADDITIONS
                                               BALANCE AT     CHARGED TO      DEDUCTIONS      BALANCE AT
                                               BEGINNING      COSTS AND          FROM           END OF
                                               OF PERIOD       EXPENSES      RESERVES(1)        PERIOD
                                               ----------     ----------     ------------     ----------
Allowance for Doubtful Accounts
  October 29, 1994...........................     $600            234            (109)          $  725
  October 28, 1995...........................     $725            277            (152)          $  850
  October 26, 1996...........................     $850            329             (79)          $1,100

---------------
(1) Amounts deemed uncollectible.

                                 EXHIBIT INDEX

EXHIBIT NO.                                 DESCRIPTION                                PAGE NO.
-----------   -----------------------------------------------------------------------  --------
    1.1*      Form of Common Stock Underwriting Agreement by and among Registrant, certain stockholders of the Company and Robertson, Stephens & Company
              LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Adams,
              Harkness & Hill, Inc., as representatives of the several
              Underwriters...........................................................
    1.2*      Form of Note Underwriting Agreement by and among Registrant and
              Robertson, Stephens & Company LLC and Merrill Lynch, Pierce, Fenner &
              Smith Incorporated, as representatives of the several Underwriters.....
    3.1       Restated Articles of Organization of Registrant. ......................
    3.2       By-laws, as amended, of Registrant.....................................
   4*         Form of Indenture (including form of Note).............................
   5*         Opinion of Testa, Hurwitz & Thibeault, LLP as to the legality of the securities to be offered...............................................
   10.1       Leases for premises located at 435-445 El Camino Real, Santa Clara,
              California, by and between Zycon Corporation and University Research
              Center and addenda thereto dated March 1, 1988; July 8, 1988; February
              27, 1989; August 30, 1989; May 19, 1993; and August 9, 1993............
   10.2       Provisional Lease dated November 14, 1995 for the premises located at the Muara Tebas Land of Kuching East Malaysia by and between Sudarsono
              Osman and Zycon Corporation Sendirian Berhad. .........................
   10.3*      Construction Agreement dated August 3, 1995 by and between Zycon
              Corporation and Hiti Engineering Sdn.Bhd...............................
   10.4       Facilities Agreement dated February 9, 1996 by and among the Zycon
              Corporation Sdn.Bhd., Bank Bumiputra Malaysia Berhad and BBMB Kewangan
              Berhad.................................................................
   10.5       Corporate Guarantee dated February 9, 1996 issued by Zycon Corporation in favor of Bank Bumiputra Malaysia Berhad and BBMB Kewangan
              Berhad. ...............................................................
   10.6       Lease for the three acre premises located in Santa Clara, California by and between Zycon Corporation and Sobrato Interests III, dated January
              4, 1996. ..............................................................
   11         Statement re: Computation of Earnings per Share........................
   12         Statement re: Computation of Ratios....................................
   23.1*      Consent of Testa, Hurwitz & Thibeault, LLP (included as part of Exhibit
              5).....................................................................
   23.2       Consent of Arthur Andersen LLP.........................................
   23.3       Consent of KPMG Peat Marwick LLP.......................................
   24         Power of Attorney (included on signature page).........................
   25         Statement of Eligibility of Trustee on Form T-1........................
   27         Financial Data Schedule................................................

---------------
* To be filed by amendment.